MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

12	Forward-looking statements
13	Non-GAAP measures
14	Financial highlights

¢ Overview

15	Financial results
16	Economic outlook
16	Shareholder returns
16	Impact of foreign currency translation
16	Impact of acquisitions

¢ Group Financial Performance

17	Net income
17	Net interest income
19	Non-interest income
21	Non-interest expenses
22	Income taxes
22	Credit quality
31	Fourth quarter review
33	Summary of quarterly results
34	Financial results review: 2014 vs 2013

¢ Group Financial Condition

38	Statement of financial position
39	Capital management
49	Off-balance sheet arrangements
52	Financial instruments
53	Selected credit instruments – publically known risk items

¢ Business Lines

54	Overview
56	Canadian Banking
59	International Banking
62	Global Banking and Markets
65	Other

¢ Risk Management

66	Overview
73	Credit risk
78	Market Risk
85	Liquidity risk
95	Other risks
95	Operational risk
96	Reputational risk
97	Environmental risk
97	Insurance risk
98	Strategic risk

¢ Controls and Accounting Policies

99	Controls and procedures
99	Critical accounting estimates
105	Future accounting developments
105	Regulatory developments
107	Related party transactions

¢ Supplementary Data

108	Geographic information
110	Credit risk
115	Revenues and expenses
117	Selected quarterly information
118	Eleven-year statistical review

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this Management’s Discussion and Analysis in the Bank’s 2015 Annual Report under the headings “Overview – Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may”, “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2015 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 66 of the Bank’s 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading “Overview – Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 1, 2015

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Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adding back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software) to diluted earnings per share.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1 (CET1), Tier 1, Total Capital, Leverage and Liquidity coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes are presented below:

T1 TEB gross up

For the year ended October 31 ($ millions)	2015	2014	2013
Net interest income	$14	$17	$15
Non-interest income	376	337	297
Total revenue and provision for income taxes	$390	$354	$312

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T2 Financial highlights

As at and for the years ended October 31	2015	2014	2013(1)		2012(1)	2011
Operating results ($ millions)
Net interest income	13,092	12,305	11,350		9,970	9,014
Net interest income (TEB(2))	13,106	12,322	11,365		9,987	9,035
Non-interest income	10,957	11,299	9,949		9,676	8,296
Non-interest income (TEB(2))	11,333	11,636	10,246		9,947	8,562
Total revenue	24,049	23,604	21,299		19,646	17,310
Total revenue (TEB(2))	24,439	23,958	21,611		19,934	17,597
Provision for credit losses	1,942	1,703	1,288		1,252	1,076
Non-interest expenses	13,041	12,601	11,664		10,436	9,481
Provision for income taxes	1,853	2,002	1,737		1,568	1,423
Provision for income taxes (TEB(2))	2,243	2,356	2,049		1,856	1,710
Net income	7,213	7,298	6,610		6,390	5,330
Net income attributable to common shareholders	6,897	6,916	6,162		5,974	4,965
Operating performance
Basic earnings per share ($)	5.70	5.69	5.15		5.27	4.63
Diluted earnings per share ($)	5.67	5.66	5.11		5.18	4.53
Adjusted diluted earnings per share(1)(2) ($)	5.72	5.72	5.17		5.23	4.58
Return on equity(2) (%)	14.6	16.1	16.6		19.9	20.3
Productivity ratio (%)(TEB(2))	53.4	52.6	54.0		52.4	53.9
Operating leverage (%)	(1.5)	2.8	(3.4)		3.2	(5.6)
Core banking margin (%)(TEB(2))	2.39	2.39	2.31		2.31	2.32
Financial position information ($ millions)
Cash and deposits with financial institutions(1)	73,927	56,730	53,338		47,337	38,723
Trading assets	99,140	113,248	96,489		87,596	75,799
Loans(1)	458,628	424,309	402,215		352,578	319,056
Total assets	856,497	805,666	743,644		668,225	594,423
Deposits(1)	600,919	554,017	517,887		465,689	421,234
Common equity	49,085	44,965	40,165		34,335	26,356
Preferred shares	2,934	2,934	4,084		4,384	4,384
Assets under administration(2)	453,926	427,547	377,766		327,977	297,668
Assets under management(2)	179,007	164,820	145,470		114,694	102,733
Capital and liquidity measures(3)
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.1		N/A	N/A
Tier 1 capital ratio (%)	11.5	12.2	11.1		13.6	12.2
Total capital ratio (%)	13.4	13.9	13.5		16.7	13.9
Leverage ratio (%)(4)	4.2	N/A	N/A		N/A	N/A
CET1 risk-weighted assets ($ millions)(5)	357,995	312,473	288,246		253,309	233,970
Liquidity coverage ratio (LCR) (%)(6)	124	N/A	N/A		N/A	N/A
Credit quality
Net impaired loans ($ millions)(7)	2,085	2,002	1,808		2,005	1,957
Allowance for credit losses ($ millions)	4,197	3,641	3,273		2,977	2,689
Net impaired loans as a % of loans and acceptances(1)(7)	0.44	0.46	0.44		0.55	0.60
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)	0.43	0.40	0.32		0.36	0.34
Common share information
Share price ($)(TSX)
High	71.18	74.93	64.10		57.18	61.28
Low	52.58	59.92	52.30		47.54	49.00
Close	61.49	69.02	63.39		54.25	52.53
Shares outstanding (millions)
Average – Basic	1,210	1,214	1,195		1,133	1,072
Average – Diluted	1,232	1,222	1,209		1,160	1,108
End of period	1,203	1,217	1,209		1,184	1,089
Dividends per share ($)	2.72	2.56	2.39		2.19	2.05
Dividend yield (%)(8)	4.4	3.8	4.1		4.2	3.7
Market capitalization ($ millions)(TSX)	73,969	83,969	76,612		64,252	57,204
Book value per common share ($)	40.80	36.96	33.23		28.99	24.20
Market value to book value multiple	1.5	1.9	1.9		1.9	2.2
Price to earnings multiple	10.8	12.1	12.3		10.3	11.3
Other information
Employees	89,214	86,932	86,690	(1)	81,497	75,362
Branches and offices	3,177	3,288	3,330		3,123	2,926
(1)	Certain prior period amounts have been restated to conform with current period presentation.
(2)	Refer to page 13 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(4)	Effective November 1, 2014 the Bank is subject to OSFI’s Leverage Requirement Guideline. (refer to Note 25 in the Consolidated Financial Statements).
(5)	As at October 31, 2015, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total Capital ratios, respectively.
(6)	LCR is based on OSFI’s guideline, Liquidity Adequacy Requirement (LAR), effective commencing in 2015.
(7)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(8)	Based on the average of the high and low common share price for the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had net income of $7,213 million in 2015, compared to $7,298 million last year and diluted earnings per share (EPS) of $5.67 compared to $5.66 in 2014. Return on Equity was 14.6% compared to 16.1% last year. Adjusting for notable items in 2014 (refer T23), diluted earnings per share growth was 4.4%.

Current year net income was positively impacted by an increase in net interest income, favourable impact of foreign currency translation and lower income taxes. Mostly offsetting these positive impacts were higher provision for credit losses and higher non-interest expenses. The current year’s net income included the following, largely offsetting items, comprised of a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax, approximately 3% of the pension liability), an increase to the collective allowance against performing loans of $44 million ($60 million pre-tax) to support the growing loan portfolio, and reorganization costs related to the consolidation of Canadian shared services operations of $45 million ($61 million pre-tax). These items were recorded in the Other segment.

Net interest income on a taxable equivalent basis (TEB) increased $784 million or 6% to $13,106 million, primarily from growth in core banking assets and the favourable impact of foreign currency translation. The core banking margin was stable.

Non-interest income (TEB) was $11,333 million, a decrease of $303 million from the prior year. Adjusting for the notable items in 2014 (refer T23), non-interest income grew 2%. The increase was primarily due to wealth management and banking revenues, and the positive impact of foreign currency translation, partly offset by lower underwriting and advisory fees, and net gains on investment securities.

The total provision for credit losses was $1,942 million in 2015, up $239 million from last year. Adjusting for the 2014 notable item, provisions were higher by $301 million. This was primarily from increased provisions in the Canadian and International retail portfolios, as well as higher Global Banking and Markets corporate loan provisions in Canada and Europe. These higher provisions were partially offset by lower commercial provisions in Canadian Banking. This year’s provision also included a $60 million increase in the collective allowance against performing loans.

Non-interest expenses were $13,041 million this year, an increase of $440 million or 3% over last year. Adjusting for the notable items from the prior year, expenses increased $643 million or 5%. The increase reflects higher technology, business development and reorganization costs and the negative impact of foreign currency translation. These were partly offset by lower pension benefit costs. Adjusting for the 2014 notable items, operating leverage was negative 0.7%, or negative 1.5% on a reported basis for the year.

The provision for income taxes was $1,853 million, a decrease of $149 million from last year. The Bank’s overall effective tax rate for the year was 20.4% compared to 21.5% in 2014. The decrease in the effective tax rate was due primarily to higher tax-exempt income and lower earnings in higher tax jurisdictions.

The all-in Basel III Common Equity Tier 1 ratio was 10.3% as at October 31, 2015, compared to 10.8% last year, and remained well above the regulatory minimum.

C1	Earnings per share (diluted)(1)

(1)	Amounts prior to 2011 calculated under CGAAP

C2	Closing common share price

as at October 31

C3	Return on equity(1)

(1)	Amounts prior to 2011 calculated under CGAAP

C4	Return to common shareholders

Share price appreciation plus dividends reinvested, 2005=100

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Outlook

The global economy continues to post moderate growth. A pick-up in the U.S. and other developed economies, are supporting growth in other advanced nations. However, there continues to be uneven global economic growth. While economies like China and India are posting relatively solid growth, although China has slowed in part from the implementation of structural and institutional reforms, a number of countries such as Russia and Brazil are in recession.

The U.S. economy is getting a renewed lift from stronger consumer spending and housing activity, although the pace of overall U.S. output growth is being tempered by cautious business investment and the drag on net trade imposed by reduced exports and a stronger dollar. Canadian real GDP is showing signs of regaining traction as improving U.S. demand along with the more competitive currency boost the country’s non-resource exports, while household spending and housing activity remain fairly resilient.

In many countries, oversupply conditions are continuing to negatively impact industrial production and business investment, a dynamic that is weighing on international trade. With commodity markets bearing a large part of the adjustment, growth in the Pacific Alliance countries of Mexico, Peru, Chile and Colombia is expected to be in the range of 2-3%. Growth in the region will come in large part from infrastructure investments, and in the case of Mexico, increasing exports to the U.S. and other markets as well as relatively solid consumer spending.

We expect stronger momentum in global growth over the course of 2016. Support will be provided by a number of factors including continued low borrowing costs, low energy and other commodity prices, the continued strengthening of the U.S. economy, the realigning of many currencies relative to the U.S. dollar, and additional policy stimulus in a number of countries.

Shareholder Returns

In fiscal 2015 the total shareholder return on the Bank’s shares was negative 7.0%, while the total return of the S&P/TSX Composite Index was negative 4.6%.

The total compound annual shareholder return on the Bank’s shares over the past five years was 6.5%, and 7.8% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index, which was 4.3% over the past five years and 5.6% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 2 cents increase effective the second quarter and a further 2 cents increase in the fourth quarter. As a result, dividends per share totaled $2.72 for the year, up 6% from 2014. With a payout ratio of 47.7% for the year, the Bank was within its target payout range of 40-50%.

The Bank’s Return on Equity was 14.6% for fiscal 2015 compared to 16.1% in 2014.

T3 Shareholder returns

For the years ended October 31	2015	2014	2013	2012	2011
Closing market price per common share ($)	61.49	69.02	63.39	54.25	52.53
Dividends paid ($ per share)	2.72	2.56	2.39	2.19	2.05
Dividend yield (%)(1)	4.4	3.8	4.1	4.2	3.7
Increase (decrease) in share price (%)	(10.9)	8.9	16.8	3.3	(3.9)
Total annual shareholder return (%)(2)	(7.0)	13.2	21.7	7.6	(0.4)

(1)	Dividend yield is calculated as the dividend paid divided by the average of the high and low common share price for the year.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in Table 4.

T4 Impact of foreign currency translation

Average exchange rate	2015	2014	2013
U.S. dollar/Canadian dollar	1.24	1.09	1.02
% change	13.9%	6.9%	2.5%

Impact on income(1) ($ millions except EPS)	2015 vs. 2014	2014 vs. 2013	2013 vs. 2012
Net interest income	$232	$191	$71
Non-interest income(2)	243	195	13
Non-interest expenses	(151)	(134)	(65)
Other items (net of tax)	(62)	(70)	(10)
Net income	$262	$182	$9
Earnings per share (diluted)	$0.21	$0.15	$0.01
Impact by business line ($ millions)
Canadian Banking	$20	$8	$1
International Banking(2)	84	80	18
Global Banking and Markets	110	85	12
Other(2)	48	9	(22)
	$262	$182	$9
(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of Acquisitions

There was no significant impact to the Bank’s reported net income in 2015 or 2014 from acquisitions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $7,213 million, down 1% compared to $7,298 million last year. Adjusting for the 2014 notable items of $290 million (refer T23), net income increased $205 million or 3%.

Net Interest Income

Net interest income (TEB) was $13,106 million, an increase of $784 million or 6% from the prior year. This increase was driven by a 6% increase in core earning assets and the favourable impact of foreign currency translation of $232 million.

Canadian Banking’s net interest income was up $419 million or 7% driven by an increase in both average earning assets and margins. Net interest income increased $551 million or 11% in International Banking primarily due to strong asset growth in Latin America and the impact of acquisitions, slightly offset by margin compression. Partially offsetting these increases was lower asset/liability management income reflected in the Other segment.

Core banking assets increased $33 billion to $548 billion. Approximately half of this increase was from the positive impact of foreign currency translation. Asset growth in Canadian Banking was driven by strong growth in automotive loans, credit cards, and commercial loans. International Banking asset growth was across both retail and commercial loans.

The core banking margin of 2.39% was in line with the previous year. The margin increase in Canadian Banking was offset by the impact of higher volumes of lower yielding deposits with financial institutions and lower asset/liability management income reflected in the Other segment.

Outlook

The Bank’s net interest income is expected to increase in 2016 mainly from growth in core banking assets. The core banking margin is expected to remain in line with 2015 as the full year impact of acquisitions made in 2015 and those expected to close in 2016, are partly offset by continued deposit margin compression in an expected low rate environment.

C5	Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6	Non-interest income by business line(1)

$ millions

(1)	Excludes Other segment

T5 Net interest income and core banking margin(1)

	2015			2014			2013
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$860.6	$13.1		$795.6	$12.3		$748.9	$11.3
Less: total assets in Capital Markets(2)	258.1	–		232.5	–		212.0	–
Banking margin on average total assets	$602.5	$13.1	2.18%	$563.1	$12.3	2.19%	$536.9	$11.3	2.11%
Less: non-earning assets and customers’ liability under acceptances	54.4			48.0			47.4
Core banking assets and margin	$548.1	$13.1	2.39%	$515.1	$12.3	2.39%	$489.5	$11.3	2.31%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Net interest income from Capital Markets trading assets is recorded in trading revenues in non-interest income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T6 Average balance sheet(1) and net interest income

	2015			2014			2013

For the fiscal years ($ billions)(2)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$71.1	$0.3	0.41%	$60.1	$0.3	0.44%	$55.6	$0.3	0.50%
Trading assets	111.2	0.2	0.17%	113.3	0.1	0.12%	105.1	0.1	0.12%
Securities purchased under resale agreements and securities borrowed	99.9	0.2	0.16%	91.1	0.2	0.20%	80.0	0.2	0.24%
Investment securities	43.7	0.7	1.69%	41.2	0.8	1.91%	40.3	0.8	2.20%
Loans:
Residential mortgages	214.4	7.5	3.51%	210.9	7.6	3.60%	206.6	7.4	3.59%
Personal and credit cards	87.5	6.6	7.52%	79.6	6.1	7.61%	72.1	5.6	7.70%
Business and government	142.2	4.6	3.25%	128.5	4.3	3.39%	116.9	4.4	3.76%
Allowance for credit losses	(4.0)			(3.6)			(3.3)
Total loans	$440.1	$18.7	4.26%	$415.4	$18.0	4.34%	$392.3	$17.4	4.42%
Total earning assets	$766.0	$20.1	2.63%	$721.1	$19.4	2.69%	$673.3	$18.8	2.80%
Customers’ liability under acceptances	11.4			10.4			10.2
Other assets	83.2			64.1			65.4
Total assets	$860.6	$20.1	2.34%	$795.6	$19.4	2.43%	$748.9	$18.8	2.52%
Liabilities and equity
Deposits:
Personal	$181.4	$2.3	1.27%	$172.6	$2.4	1.42%	$167.2	$2.6	1.57%
Business and government	368.1	3.4	0.91%	339.7	3.5	1.02%	314.0	3.5	1.12%
Financial institutions	37.3	0.3	0.85%	38.4	0.3	0.77%	35.7	0.3	0.69%
Total deposits	$586.8	$6.0	1.02%	$550.7	$6.2	1.13%	$516.9	$6.4	1.24%
Obligations related to securities sold under repurchase agreements and securities lent	90.7	0.2	0.26%	87.3	0.3	0.32%	77.7	0.3	0.37%
Subordinated debentures	5.6	0.2	3.33%	5.3	0.2	3.84%	7.8	0.3	4.37%
Other interest-bearing liabilities	50.1	0.6	1.20%	50.2	0.4	0.72%	44.5	0.5	1.02%
Total interest-bearing liabilities	$733.2	$7.0	0.96%	$693.5	$7.1	1.02%	$646.9	$7.5	1.16%
Other liabilities including acceptances	75.9			54.4			59.4
Equity(3)	51.5			47.7			42.6
Total liabilities and equity	$860.6	$7.0	0.81%	$795.6	$7.1	0.89%	$748.9	$7.5	1.00%
Net interest income		$13.1			$12.3			$11.3
(1)	Average of daily balances.
(2)	On a taxable equivalent basis. Refer to non-GAAP measures on page 13.
(3)	Includes non-controlling interests of $1.3 billion in 2015, $1.2 billion in 2014 and $1.1 billion in 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T7 Non-interest income

For the fiscal years ($ millions)	2015	2014	2013	2015 versus 2014
Banking
Card revenues	$1,089	$933	$816	17%
Deposit and payment services
Deposit services	928	901	865	3
Other payment services	307	282	257	9
	$1,235	$1,183	$1,122	4%
Credit fees
Commitment and other credit fees	787	778	717	1
Acceptance fees	266	236	226	13
	$1,053	$1,014	$943	4%
Other	406	379	416	7%
Banking fee related expenses	423	339	297	25%
Total banking revenues	$3,360	$3,170	$3,000	6%
Wealth management
Mutual funds	$1,619	$1,468	$1,280	10%
Brokerage fees	1,006	942	847	7
Investment management and trust
Investment management and custody	440	419	365	5
Personal and corporate trust	204	194	173	5
	644	613	538	5
Total wealth management revenues	$3,269	$3,023	$2,665	8%
Underwriting and other advisory	$525	$712	$503	(26)%
Non-trading foreign exchange	492	420	404	17
Trading revenues(1)	1,185	1,114	1,300	6
Net gain on sale of investment securities	639	741	375	(14)
Net income from investments in associated corporations	405	428	681	(5)
Insurance underwriting income, net of claims	556	474	448	17
Other	526	1,217	573	(57)
Total non-interest income	$10,957	$11,299	$9,949	(3)%
Taxable equivalent basis	$376	$337	$297	12%
Total non-interest income (TEB)(2)	$11,333	$11,636	$10,246	(3)%
(1)	On a taxable equivalent basis, trading revenues were $1,561 (2014 – $1,451; 2013 – $1,597).
(2)	Refer to non-GAAP measures on page 13.

C7	Sources of non-interest income

Non-Interest Income

Non-interest income (TEB) was $11,333 million, down $303 million or 3% from $11,636 million last year. Adjusting for the notable items in 2014 of $566 million (refer T23), non-interest income increased $263 million or 2%. Growth in banking and wealth management revenues and the positive impact of foreign currency translation were mostly offset by lower underwriting and advisory fees and net gains on investment securities.

Banking revenues, excluding related expenses, grew $274 million or 8% to $3,783 million mainly from strong growth in card revenues reflecting higher transaction fees and the impact of the Cencosud acquisition. Both Canadian Banking and International Banking contributed to the increase in deposit and payment services revenue, while the increase in cash management fees was primarily in International Banking. Credit fees were up $39 million or 4% with growth in both Canadian Banking and International Banking. Banking fee related expenses rose $84 million or 25%, due primarily to increases in card expenses in Canadian Banking and International Banking, reflecting higher transaction volumes, acquisitions, and the impact of foreign currency translation.

Wealth management revenues were up $246 million or 8% from prior year. Mutual fund fees increased $151 million or 10% reflecting higher average assets under management due to strong net sales, the full year impact of implementation of fixed administration fees, and favourable market conditions. Brokerage fees were up $64 million, primarily from fee-based assets in the retail brokerage business.

Underwriting and other advisory fees were down $187 million or 26% year over year, reflecting a decline in new issues and investment advisory fees in Global Banking and Markets from a strong performance in the prior year.

Non-trading foreign exchange fees were $492 million, up $72 million mainly from higher revenues in Latin America and the Caribbean.

Trading revenues of $1,185 million increased $71 million mainly related to equities.

Net income from investments in associated corporations was $405 million, down from $428 million last year. Higher contributions from Thanachart Bank, Bank of Xi’an and the full year impact of the Bank’s investment in Canadian Tire Financial Services business was more than offset by the impact of the CI disposition and lower contributions from Banco del Caribe.

Insurance underwriting income was higher by $82 million, primarily from strong premium growth and lower claims, across both Latin America and the Caribbean.

Other income was lower by $691 million, primarily due to the impact of 2014 notable items of $596 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

Non-interest income is expected to experience good growth in 2016 in card revenues, mutual fund management fees and brokerage revenues. Card revenues will benefit from recent acquisitions in International Banking and Canadian Banking. Gains on investment securities are expected to be lower.

T8 Trading revenues

For the fiscal years ($ millions)(1)	2015	2014	2013
By trading products:
Interest rate and credit	$400	$415	$596
Equities	177	92	120
Commodities	345	359	338
Foreign exchange	201	208	198
Other	62	40	48
Sub-total	1,185	1,114	1,300
Taxable equivalent adjustment	376	337	297
Total trading revenues (TEB)(1)	$1,561	$1,451	$1,597
% of total revenues	6.4%	6.1%	7.4%
(1)	On a taxable equivalent basis. Refer to non-GAAP measures on page 13.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T9 Non-interest expenses and productivity

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2015 versus 2014
Salaries and employee benefits
Salaries	$4,019	$3,680	$3,552	9%
Performance-based compensation	1,438	1,473	1,390	(2)
Share-based payments(2)	220	270	222	(19)
Other employee benefits	1,004	1,124	1,075	(11)
	$6,681	$6,547	$6,239	2%
Premises and technology
Premises
Net rent	433	392	378	10
Property taxes	89	82	83	9
Other premises costs	421	415	400	1
	$943	$889	$861	6%

Technology	$1,143	$1,047	$954	9%
	$2,086	$1,936	$1,815	8%

Depreciation and amortization
Depreciation	303	297	297	2
Amortization of intangible assets	281	229	219	23
	$584	$526	$516	11%

Communications	$434	$417	$409	4%

Advertising and business development	$592	$571	$505	4%

Professional	$548	$471	$432	16%

Business and capital taxes
Business taxes	319	276	234	16
Capital taxes	42	38	40	11
	$361	$314	$274	15%

Other	$1,755	$1,819	$1,474	(4)%

Total non-interest expenses	$13,041	$12,601	$11,664	3%
Productivity ratio (TEB)(3)	53.4%	52.6%	54.0%

(1)	Certain prior period amounts are retrospectively adjusted to reflect current period presentation.
(2)	Excludes Employee Share Ownership Plans.
(3)	Taxable equivalent basis. Refer to Non-GAAP measures on page 13.

C8	Non-interest expenses

$ millions

C9	Direct and indirect taxes

$ millions

Non-interest expenses

Total non-interest expenses in 2015 were $13,041 million, an increase of $440 million or 3% from last year. Adjusting for the 2014 notable items (refer T23), the increase was $643 million or 5%.

Salaries and employee benefits were $134 million or 2% higher. Salaries increased $339 million, primarily due to annual pay increases, inflationary adjustments in International Banking, reorganization of Canadian shared services and the negative impact of foreign currency translation. This was partly offset by decreases in share-based payments of $50 million primarily due to lower grants and lower performance-based bonuses of $35 million. As well, employee benefit costs were $120 million lower primarily due to the reduction in pension benefit accrual related to modifications made to the Bank’s pension plan. Savings relating to the 2014 restructuring charges were in line with management’s expectations.

Premises costs rose by $54 million or 6% primarily relating to the reorganization of Canadian shared services, the negative impact of foreign currency translation and the impact of acquisitions. Higher rent and other property-related expenses also contributed to the increase.

Technology costs were up $96 million or 9% mainly relating to higher software licensing and maintenance costs, increased technology project spend in line with the Bank’s strategic initiatives, and the negative impact of foreign currency translation.

Professional expenses rose $77 million or 16% primarily relating to higher technology investments and regulatory initiatives, higher legal fees, and the negative impact of foreign currency translation.

Business and capital taxes were up $47 million or 15% mainly due to higher deposit insurance in some International markets and Canada, reflecting growth in deposit volumes and higher insurance rates.

The productivity ratio in 2015 was 53.4% compared to 53.0% adjusted for 2014 notable items, or 52.6% on a reported basis in the previous year.

Operating leverage was a negative 0.7% adjusted for the 2014 notable items, or a negative 1.5% on a reported basis.

Outlook

Non-interest expenses are expected to rise in the coming year reflecting business volume growth and ongoing technology investments, partly offset by savings from structural cost reduction initiatives.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

The provision for income taxes was $1,853 million, a decrease of $149 million from last year. The Bank’s effective tax rate for the year was 20.4% compared to 21.5% for 2014. The decrease in the effective tax rate was due primarily to lower taxes in foreign jurisdictions and higher tax-exempt income this year, partially offset by a lower tax rate on the disposition gain in the prior year.

Outlook

The Bank’s effective tax rate is expected to be in the range of 22% to 25% in 2016.

Credit Quality

Provision for credit losses

The total provision for credit losses was $1,942 million in 2015, up $239 million from last year. The provision for credit losses ratio was 43 basis points compared to 40 basis points in the prior year. Adjusting for the 2014 notable item (refer T23), provisions were higher by $301 million. This was primarily from increased provisions in the Canadian and International retail portfolios, as well as increased Global Banking and Markets corporate loan provisions in Canada and Europe. These higher provisions were partially offset by lower commercial provisions in Canadian Banking. As well, this year’s provision included a $60 million increase in the collective allowance against performing loans.

The provision for credit losses in Canadian Banking was $687 million, an increase of $24 million. Adjusting for the 2014 notable item of $62 million, the provision for credit losses was up $86 million due to growth in retail portfolios, primarily in credit cards and auto loans, offset by lower commercial provisions. The provision for credit losses ratio was 23 basis points in Canadian Banking, unchanged from last year, or up 2 basis points, adjusting for the 2014 notable item.

The provision for credit losses in International Banking increased $104 million to $1,128 million. In the retail portfolio, acquisitions and related benefits accounted for almost two thirds of the increase in provisions. Adjusting for these benefits, growth in provisions was slightly below overall retail asset growth. Retail provision increases in Mexico, Colombia and the Caribbean were partly offset by lower provisions in Peru. In the commercial portfolio, provisions were primarily lower in the Caribbean, mostly as the fourth quarter last year included $83 million in provisions mainly relating to a small number of accounts in the hospitality portfolio, partly offset by higher provisions in Peru. Overall, the provision for credit losses ratio was down 3 basis points to 1.24% relative to last year, or 22 basis points excluding the impact of acquisitions.

The provision for credit losses in Global Banking and Markets was $67 million in 2015, an increase of $51 million from last year primarily due to higher provisions in Canada and Europe. The provision for credit losses ratio was up 7 basis points to 10 basis points.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its broad global diversification and low exposure to areas and regions of concern.

Domestically, retail provisions for credit losses are expected to increase from asset growth and changes in the business mix particularly with respect to credit cards and auto loans. This growth is well within the Bank’s risk appetite and aligned with its strategy. Internationally, provisions for credit losses are expected to increase in line with organic asset growth and through acquisitions. After several years of historically low credit losses in the Corporate and Commercial portfolios, we expect credit losses to increase modestly in 2016.

T10 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2012(1)	2011(1)
Canadian Banking
Retail	$642	$607	$423	$419	$466
Commercial	45	56	57	91	128
	$687	$663	$480	$510	$594
International Banking
Caribbean and Central America	$184	$248	$171	$191	$209
Latin America
Mexico	260	240	130	91	141
Peru	265	267	244	180	80
Chile	108	74	100	82	55
Colombia	247	146	101	22	–
Other Latin America	64	49	28	38	20
Total Latin America	944	776	603	413	296
	$1,128	$1,024	$774	$604	$505
Global Banking and Markets
Canada	$42	$3	$(7)	$7	$27
U.S.	4	2	38	20	(12)
Asia and Europe	21	11	3	11	22
	$67	$16	$34	$38	$37
Total	$1,882	$1,703	$1,288	$1,152	$1,136
(1)	Prior periods amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T11 Provision for credit losses as a percentage of average net loans and acceptances

For the fiscal years (%)	2015	2014(1)	2013	2012	2011
Canadian Banking
Retail	0.25%	0.24%	0.18%	0.21%	0.25%
Commercial	0.12	0.17	0.18	0.31	0.50
	0.23	0.23	0.18	0.23	0.28
International Banking
Retail	2.33	2.13	2.06	1.93	1.88
Commercial	0.26	0.51	0.15	0.09	0.09
	1.24	1.27	0.86	0.75	0.75
Global Banking and Markets	0.10	0.03	0.07	0.09	0.11
Provisions against impaired loans	0.42	0.40	0.32	0.33	0.36
Provisions against performing loans	0.01	0.00	0.00	0.03	(0.02)
Total	0.43%	0.40%	0.32%	0.36%	0.34%
(1)	Prior period amounts have been restated to conform with current period presentation.

T12 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2015	2014(2)	2013	2012	2011
Canadian Banking
Retail	0.26%	0.21%	0.18%	0.22%	0.24%
Commercial	0.20	0.24	0.26	0.31	0.23
	0.25	0.21	0.19	0.23	0.24
International Banking
Retail	1.99	1.66	1.51	1.28	1.61
Commercial	0.30	0.14	(0.06)	0.05	0.07
	1.10	0.70	0.52	0.49	0.64
Global Banking and Markets	0.01	0.11	0.13	0.01	0.11
Total	0.39%	0.33%	0.25%	0.27%	0.31%

(1)	Write-offs net of recoveries.
(2)	Prior period amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T13 Impaired loans by business line(1)

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2015	2014(2)	2015	2014(2)	2015	2014(2)
Canadian Banking
Retail	$843	$887	$(543)	$(550)	$300	$337
Commercial	208	207	(157)	(185)	51	22
	$1,051	$1,094	$(700)	$(735)	$351	$359
International Banking
Caribbean and Central America	$1,588	$1,474	$(647)	$(520)	941	$954
Latin America
Mexico	271	314	(186)	(192)	85	122
Peru	603	423	(422)	(304)	181	119
Chile	405	381	(175)	(132)	230	249
Colombia	356	332	(235)	(203)	121	129
Other Latin America	117	102	(117)	(84)	–	18
Total Latin America	1,752	1,552	(1,135)	(915)	617	637
	$3,340	$3,026	$(1,782)	$(1,435)	$1,558	$1,591
Global Banking and Markets
Canada	$138	$22	$(39)	$(3)	99	$19
U.S.	11	11	(6)	–	5	11
Asia and Europe	118	47	(46)	(25)	72	22
	$267	$80	$(91)	$(28)	$176	$52
Totals	$4,658	$4,200	$(2,573)	$(2,198)	$2,085	$2,002

Allowance for credit losses against performing loans			(1,404)	(1,272)

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2015(1)	2014(1)
Net impaired loans as a % of loans and acceptances	0.44%	0.46%
Allowance against impaired loans as a % of gross impaired loans	55%	52%

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

Allowance for credit losses

The total allowance for credit losses was up $507 million to $3,977 million as at October 31, 2015 (excluding $220 million related to loans acquired under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $3,470 million (excluding $171 million related to R-G Premier Bank) last year.

Allowances in Canadian Banking decreased by $35 million, in line with the reduction in gross impaired loans.

In International Banking, allowances increased by $347 million to $1,782 million mainly in Peru, the Caribbean and Central America.

Global Banking and Markets’ allowances increased to $91 million from $28 million, in line with the increase in gross impaired loans.

The collective allowance against performing loans increased by $132 million to $1,404 million due to $72 million re-allocation from the reserves against unfunded commitments and other off-balance sheet items, and a $60 million increase in the collective allowance against performing loans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Impaired loans

Gross impaired loans increased to $4,658 million as at October 31, 2015 (excluding $157 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $4,200 million (excluding $154 million related to R-G Premier Bank of Puerto Rico) last year.

Impaired loans in Canadian Banking decreased by $43 million, primarily in the retail portfolio.

In International Banking, impaired loans increased by $314 million largely due to increases in Latin America and the Caribbean and Central America regions.

Impaired loans in Global Banking and Markets increased by $187 million, primarily in Canada and Europe.

Net impaired loans, after deducting the allowance for credit losses, were $2,085 million as at October 31, 2015, an increase of $83 million from a year ago. Net impaired loans as a percentage of loans and acceptances were 0.44% as at October 31, 2015, in line with 0.46% a year ago.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

In 2012, a credit mark of $549 million for combined expected and incurred losses was recognized during the acquisition of Banco Colpatria in Colombia. As at October 31, 2015, the remaining balance of the credit mark was $14 million (October 31, 2014 – $41 million). During the year, $27 million of the credit mark was utilized. The utilization of the credit mark in the past three years was as follows: $163 million in 2014; $204 million in 2013; and $141 million in 2012. The remaining credit mark on all acquired loans was $148 million as at October 31, 2015, compared to $61 million last year.

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio decreased by $44 million or 5%. Provision for credit losses in the retail portfolio were $642 million, up $35 million or 6% from last year with increases in credit cards and auto loans driven by growth in these relatively higher spread loans.

In the commercial loan portfolio, gross impaired loans increased by $1 million to $208 million. The provision for credit losses was $45 million, down $11 million or 20% from last year.

International Banking

In retail, gross impaired loans increased by $307 million to $2,157 million during the year, with an increase attributable mainly to the Caribbean & Central America, Peru and Colombia. The provision for credit losses in the retail portfolio increased to $1,002 million from $807 million last year, with acquisitions accounting for almost two thirds of the increase in provisions, with the remaining provisions increasing in line with overall retail asset growth. Adjusting for the impact of acquisitions, retail provision increases in Mexico, Colombia and Caribbean were offset by lower provisions in Peru.

In commercial banking, gross impaired loans were $1,183 million, a small increase of $7 million over the prior year. The provision for credit losses in the commercial portfolio was $126 million in 2015, versus $217 million in 2014. The decrease was attributable to lower provisions in the Caribbean, mostly due to the $83 million provision last year in the hospitality portfolio, partly offset by higher provisions in Peru.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets increased by $187 million in 2015 to $267 million primarily in Canada and Europe. The provision for credit losses was $67 million in 2015, versus $16 million in 2014. The provisions this year were primarily in Canada and Europe.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see T62 on page 108 and T66 on page 110). Chart 10 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 31.8% of the total. The Caribbean and Central America was 6.7% of the total exposure and the U.S. was 6.4%.

Chart 11 shows loans and acceptances by type of borrower (see T66 on page 110). Excluding loans to households, the largest industry exposures were wholesale and retail (4.6%), financial services (4.4% including banks and non-banks), real estate and construction (4.1%), and oil and gas (3.5%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2015, loan sales totaled $143 million, compared to $153 million in 2014. The largest volume of loan sales in 2015 related to loans in the transportation and financial services industries. As at October 31, 2015, credit derivatives used to mitigate exposures in the portfolios totaled $39 million (notional amount), compared to $34 million as at October 31, 2014.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Oil and gas and shipping portfolios are being closely managed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview of loan portfolio – Top and emerging risks

While the Bank has a well-diversified portfolio by product, business and geography, details of certain portfolios of current focus are highlighted below.

Oil and gas

The Bank’s outstanding loan exposure to oil and gas was $16.5 billion as at October 31, 2015 (October 31, 2014 – $12.8 billion), reflecting approximately 3.5% (October 31, 2014 – 2.9%) of the Bank’s total loan portfolio. Approximately 58% of the loan exposures are investment grade. Adjusting for the impact of foreign currency translation, outstanding loan exposure increased by $2.4 billion relative to last year, reflective of a 17% increase. In addition, the Bank has related undrawn oil and gas loan commitments amounting to $14.3 billion as at October 31, 2015 (October 31, 2014 – $10.8 billion). The year-over-year increase in related undrawn loan commitments was 20%, excluding the effect of foreign currency translation, and approximately three quarters of the increase was investment grade.

The Bank continues to evaluate the potential impact of oil price scenarios on exposures through various stress tests. Results continue to be within our risk tolerance.

Puerto Rico

The Bank’s outstanding loan exposure in Puerto Rico was $5.3 billion as at October 31, 2015, approximately 1% of the Bank’s total loan book. This includes $3.4 billion in retail loans and $1.9 billion in business and government loans, including loans to government and related entities of $0.4 billion.

Approximately 60% of the retail loans are subject to a FDIC loss-sharing arrangement.

The Bank believes its outstanding loan exposure in Puerto Rico is manageable.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2015, these loans accounted for $309 billion or 65% of the Bank’s total loans and acceptances outstanding (October 31, 2014 - $297 billion or 68%). Of these, $236 billion or 76% are real estate secured loans (October 31, 2014 - $232 billion or 78%).

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T14 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2015
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,758	3.6	$5,380	2.8	$12,138	6.4	$2	–	$1,277	6.9	$1,279	6.9
Quebec	6,977	3.6	8,317	4.4	15,294	8.0	–	–	1,032	5.5	1,032	5.5
Ontario	42,645	22.4	50,372	26.5	93,017	48.9	2	–	9,351	50.2	9,353	50.2
Manitoba & Saskatchewan	4,865	2.6	3,978	2.1	8,843	4.7	2	–	854	4.6	856	4.6
Alberta	17,898	9.4	12,098	6.4	29,996	15.8	3	0.1	3,020	16.1	3,023	16.2
British Columbia & Territories	13,659	7.2	17,176	9.0	30,835	16.2	–	–	3,093	16.6	3,093	16.6
Canada(3)	$92,802	48.8%	$97,321	51.2%	$190,123	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
International	–	–	27,375	100	27,375	100	–	–	–	–	–	–
Total	$92,802	42.7%	$124,696	57.3%	$217,498	100%	$9	0.1%	$18,627	99.9%	$18,636	100%

	2014
Canada(3)	$97,943	51.9%	$90,899	48.1%	$188,842	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
International	–	–	23,806	100	23,806	100	–	–	–	–	–	–
Total	$97,943	46.1%	$114,705	53.9%	$212,648	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,104 (October 31, 2014 – $1,518) of which $1,005 are insured (October 31, 2014 – $632).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

T15 Distribution of residential mortgages by amortization periods, and by geographic areas

	2015
	Residential mortgages by amortization
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	35.6%	35.6%	25.7%	3.0%	0.1%	100%
International	66.4%	20.4%	11.4%	1.6%	0.2%	100%
	2014
Canada	34.6%	34.0%	25.1%	6.2%	0.1%	100%
International	66.6%	20.5%	11.5%	1.2%	0.2%	100%

C10	Well diversified in Canada and internationally…

loans and acceptances, October 2015

C11	… and in household and business lending

loans & acceptances, October 2015

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 51% uninsured (October 31, 2014 – 48%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (October 31, 2014 – 54%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas.

T16 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2015
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.7%	63.6%
Quebec	62.3	68.8
Ontario	62.0	65.4
Manitoba & Saskatchewan	66.8	66.7
Alberta	65.4	68.9
British Columbia & Territories	60.0	63.3
Canada	62.5%	65.7%
International	68.3%	N/A
	For the year ended October 31, 2014
Canada	62.0%	65.0%
International	69.9%	N/A

(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $927 million as at October 31, 2015 (October 31, 2014 – $978 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposure

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk by using risk limits calibrated to the credit worthiness of the sovereign exposure. The current European exposure is provided in Table 17 below.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures. Below are the funded exposures related to all European countries:

T17 European exposure

As at October 31	2015						2014
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions (4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure
Gross exposures	$11,954	$2,593	$12,409	$9,378	$2,897	$39,231	$31,073
Less: Undrawn commitments	–	–	12,409	–	–	12,409	11,187
Net funded exposure	$11,954	$2,593	$–	$9,378	$2,897	$26,822	$19,886

(1)	Individual allowances for credit loss are $14.9 million.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,670 million and collateral held against SFT was $7,734 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T18 Funded exposures

Below are the funded exposures related to all European countries:

As at October 31	2015				2014
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$339	$339	$384
Ireland	24	72	332	428	295
Italy	307	187	15	509	271
Portugal	–	–	(2)	(2)	6
Spain	109	110	286	505	330
Total GIIPS	$440	$369	$970	$1,779	$1,286

U.K.	$2,867	$2,684	$7,344	$12,895	$8,072
Germany	663	824	1,360	2,847	2,535
France	1,241	670	658	2,569	3,077
Netherlands	(40)	335	679	974	588
Switzerland	1	380	661	1,042	969
Other	1,042	218	3,456	4,716	3,359
Total Non-GIIPS	$5,774	$5,111	$14,158	$25,043	$18,600
Total Europe	$6,214	$5,480	$15,128	$26,822	$19,886
Total Europe as at October 31, 2014	$5,159	$4,208	$10,519	$19,886
(1)	Includes $667 (October 31, 2014 – $397) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

T19 Bank’s exposure distribution by country

The Bank’s Exposures are distributed as follows:

As at October 31	2015					2014
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$338	$–	$1	$–	$339	$384
Ireland	84	24	200	120	428	295
Italy	252	1	254	2	509	271
Portugal	–	–	(2)	–	(2)	6
Spain	385	2	108	10	505	330
Total GIIPS	$1,059	$27	$561	$132	$1,779	$1,286

U.K.	$6,649	$1,896	$2,766	$1,584	$12,895	$8,072
Germany	1,350	614	749	134	2,847	2,535
France	723	9	1,455	382	2,569	3,077
Netherlands	606	96	66	206	974	588
Switzerland	616	42	341	43	1,042	969
Other	3,544	25	731	416	4,716	3,359
Total Non-GIIPS	$13,488	$2,682	$6,108	$2,765	$25,043	$18,600
Total Europe	$14,547	$2,709	$6,669	$2,897	$26,822	$19,886
As at October 31, 2014	$9,884	$1,932	$6,170	$1,900	$19,886
The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of October 31, 2015, the Bank’s funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.8 billion, up from $1.3 billion last year. Of the $1.8 billion, $1.1 billion related to loans, loan equivalents and deposits with financial institutions which increased $106 million over last year.

Specific to Sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $23 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($307 million) and Spain ($109 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $187 million, as at October 31, 2015 (October 31, 2014 – $268 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $339 million (October 31, 2014 – $384 million) related primarily to secured loans to shipping companies.

Securities exposures include European sovereigns and banks (excluding GIIPS) exposure of $5.3 billion as at October 31, 2015 (October 31, 2014 – $4.9 billion), predominantly related to issuers in the United Kingdom, France, Germany, and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at October 31, 2015, credit exposure to banks in the form of issued letters of credit amounted to $1.2 billion (October 31, 2014 – $0.9 billion).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Undrawn commitments of $12.4 billion (October 31, 2014 – $11.2 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $8.6 billion as at October 31, 2015 (October 31, 2014 – $7.5 billion). As at October 31, 2015, commitments related to letters of credit with banks amounted to $3.3 billion (October 31, 2014 – $3.6 billion). Unfunded commitments are detailed further by country in Table 20.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $364 million related to GIIPS, $159 million to the United Kingdom and $34 million to France. Indirect exposure by way of letters of credit totaled $2,593 million at October 31, 2015 (October 31, 2014 – $1,839 million), of which $62 million (October 31, 2014 – $43 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $555 million (October 31, 2014 – $1,371 million).

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at October 31, 2015, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

T20 Undrawn commitments and indirect exposure

As at October 31	Undrawn Commitments		Indirect Exposure (1)
($ millions)	2015	2014	2015	2014
Greece	$–	$–	$–	$–
Ireland	256	87	(1)	(1)
Italy	53	45	6	7
Portugal	–	–	–	–
Spain	180	57	420	490
Total GIIPS	$489	$189	$425	$496

U.K.	$5,526	$5,662	$1,365	$693
Germany	607	791	161	313
France	1,599	1,269	338	346
Netherlands	1,188	1,056	210	175
Switzerland	740	806	144	172
Other	2,260	1,414	554	365
Total Non-GIIPS	$11,920	$10,998	$2,772	$2,064
Total Europe	$12,409	$11,187	$3,197	$2,560

(1)	Amounts in brackets represent net short positions arising from trading transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Fourth Quarter Review

Q4 2015 vs. Q4 2014

Net income

Net income was $1,843 million compared to $1,438 million last year. Adjusting for the 2014 notable items (refer T23), net income grew by $140 million or 8%. Strong asset growth and the positive impact of foreign currency translation were partly offset by increased provision for credit losses and higher non-interest expenses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $268 million or 9%. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive and commercial loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core banking margin was 2.35%, down four basis points driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in Global Banking and Markets. This was partially offset by higher margins in Canadian Banking and International Banking.

Non-interest income

Non-interest income (TEB) of $2,825 million was up $82 million or 3%. Adjusting for the 2014 notable items (refer T23), non-interest income was in line with last year. Higher banking fees, wealth management revenues, trading revenues, the positive impact of foreign currency translation, and the full quarter impact of the Bank’s investment in Canadian Tire Financial Services contributed to the increase. This was offset by lower underwriting and other advisory fees, and lower net gains on investment securities.

Provision for credit losses

The provision for credit losses was $551 million, down $23 million or 4%. Adjusting for the 2014 notable item (refer T23), provision for credit losses was up $39 million. This increase was primarily due to an addition of $60 million in the collective allowance against performing loans this year. In addition, a decrease in International Banking was partly offset by higher provisions in Global Banking and Markets.

Non-interest expenses and productivity

Non-interest expenses were $3,286 million, a decrease of $75 million or 2%. Adjusting for the 2014 notable items (refer T23), non-interest expenses increased $128 million due to higher advertising, business development and technology costs, the negative impact of foreign currency translation, the impact of the Cencosud acquisition, and reorganization of Canadian shared services. These were partly offset by lower salaries and employee benefit costs primarily due to the pension cost reduction.

The productivity ratio in the fourth quarter was 53.0%, a slight improvement versus the productivity ratio of 53.3% last year, adjusted for the 2014 notable items.

Taxes

The tax rate was 19.4% compared to 20.6%, due primarily to higher tax benefits in foreign jurisdictions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2015 vs. Q3 2015

Net income

Net income was $1,843 million, compared to $1,847 million. Higher net interest income and lower non-interest expenses were more than offset by lower non-interest income and higher provision for credit losses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $16 million. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core-banking margin was 2.35%, down five basis points, driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in International Banking. This was partially offset by higher margin in Canadian Banking.

Non-interest income

Non-interest income (TEB) was $2,825 million, down $50 million or 2%. Lower wealth management revenue, trading revenue and contribution from associated corporations were partly offset by higher net gains on investment securities and the positive impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was $551 million for the fourth quarter compared with $480 million. The increase primarily related to a $60 million increase in the collective allowance against performing loans this quarter. Higher provisions in Global Banking and Markets and Canadian Banking were partly offset by lower provisions in International Banking.

Non-interest expenses and productivity

Non-interest expenses were down $48 million or 1%. Lower salaries and employee benefits of $180 million primarily due to the pension benefit accrual related to modifications made to the Bank’s pension plan were partly offset by costs related to the reorganization of Canadian shared services, higher technology investment and increased marketing costs.

The productivity ratio was 53.0% compared to 53.5% in the previous quarter.

Taxes

The effective tax rate was 19.4% compared to 20.1% due primarily to lower taxes in foreign jurisdictions and higher tax recoveries partly offset by lower tax-exempt dividend income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Summary of Quarterly Results

T21 Quarterly financial highlights

For the three months ended

	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014	April 30 2014	January 31 2014
Total revenue ($ millions)	$6,125	$6,124	$5,937	$5,863	$5,747	$6,487	$5,725	$5,645
Total revenue (TEB(1)) ($ millions)	6,198	6,232	6,054	5,955	5,848	6,576	5,809	5,725
Net income ($ millions)	$1,843	$1,847	$1,797	$1,726	$1,438	$2,351	$1,800	$1,709
Basic earnings per share ($)	1.46	1.46	1.43	1.36	1.10	1.86	1.40	1.33
Diluted earnings per share ($)	1.45	1.45	1.42	1.35	1.10	1.85	1.39	1.32
(1)	Refer to non-GAAP measures on page 13.

Net income

The Bank reported four quarters of consistent performance, with positive contributions from the Personal and Commercial businesses in Canadian and International Banking.

Net interest income

Net interest income rose throughout the year. Core banking assets increased steadily during 2015 from continuing strong loan growth in Latin America, in part from the benefit from the impact of foreign currency translation, and retail loan and commercial loan growth in Canadian Banking, as well as corporate loan growth in Global Banking and Markets. The average balance of low-spread deposits with banks have increased since the fourth quarter of last year.

The core banking margin for the year was unchanged at 2.39%. The margin increased during the first quarter, remained stable in the second and third quarters but declined five basis points in the fourth quarter primarily due to higher volumes of low yielding deposits with financial institutions.

Canadian Banking’s margin improved during the year from higher mortgage, credit card and credit line spreads and strong growth in higher spread products, including credit cards and consumer automotive. International Banking’s margin remained stable in the first two quarters, increased slightly in the third quarter from the impact of the Cencosud acquisition, but declined slightly in the fourth quarter due to lower spreads in Mexico and Peru. Spreads in Global Banking and Markets’ corporate lending portfolio declined slightly during each quarter from lower spreads in the U.S. and European corporate loan portfolios.

Non-interest income

Non-interest revenues grew during the first three quarters before declining in the fourth quarter. Banking revenues trended upward during the year with strong growth in card fees in Canada and Latin America. Both mutual fund fees and retail brokerage fees grew steadily throughout the year reflecting higher average assets under management and a continued shift in fee-based assets under administration but declined in the fourth quarter due mostly to weaker markets. Quarterly trading revenues reflected the different levels of market opportunities during the year. The level of net gains on investment securities reflected market opportunities.

Provision for credit losses

Provision for credit losses increased steadily during the year reflecting loan volume growth and the $60 million increase in the collective allowance against performing loans recognized in the fourth quarter. Loan loss ratios in Canadian Banking were steady during the year, but were up slightly from last year due mainly to an increased mix of consumer loan and credit card volumes. International Banking experienced fluctuations throughout the year, with the fourth quarter benefiting from improved credit quality and lower loan loss rates. The provision for credit losses in Global Banking and Markets continued to be at low levels throughout the year, with an increase in the fourth quarter due to higher provisions in Canada.

Non-interest expenses

Non-interest expenses increased during the year. Non-interest expenses rose in part due to acquisitions as well as continued investment in growth initiatives, and costs related to the reorganization of Canadian shared services, partly offset by the benefit from modifications made to the Bank’s main pension plan. The timing of share and performance-based compensation and advertising and business development costs contributed to the quarterly fluctuations.

Provision for income taxes

The effective tax rate ranged between 19.4% and 21.7% reflecting different levels of income earned in lower tax jurisdictions, as well as the fluctuation of tax exempt dividend and trading income. The tax rate declined in the third and fourth quarters due to higher tax benefits in certain International jurisdictions and tax recoveries from prior years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Review: 2014 vs. 2013

In order to identify key business trends between 2014 and 2013, commentary and the related financial results are below.

Net income

Scotiabank had good performance in 2014 with respect to its medium-term financial objectives. Net income was $7,298 million, $688 million or 10% higher than last year’s results. Diluted earnings per share (EPS) were $5.66 as compared to $5.11 in 2013. Return on equity was at 16.1% compared to 16.6% last year.

The 2014 net income included a non-recurring after-tax benefit of $555 million on the sale of a majority of the Bank’s holding in CI Financial Corp. (“the disposition”), after-tax restructuring charges of $110 million (“restructuring charges”), and after-tax impact of other notable items of $155 million, or collectively 23 cents per share (refer T23). The 2013 net income benefited from a non-recurring after-tax benefit of $90 million or 7 cents per share in International Banking. Adjusting for these items, net income grew by $488 million or 7% and diluted earnings per share were $5.43 as compared to $5.04 in 2013, an increase of 8%. Underlying return on equity was 15.5% compared to 16.3% in 2013.

Total revenue

Total revenues on a taxable equivalent basis (TEB) rose 11% from the 2013 to $23,958 million. Adjusting for the notable items in 2014 of $566 million and in 2013 of $150 million (refer T23), revenues increased by 9%. The positive impact of foreign currency translation contributed approximately 2% of this growth.

Net interest income

Net interest income (TEB) increased $957 million or 8% to $12,322 million, primarily from growth in core banking assets and improved margin, including the favourable impact of foreign currency translation.

Non-interest income

Non-interest income (TEB) was $11,636 million, up $1,390 million or 14% year over year. Adjusting for the notable items in 2014 of $566 million and $150 million in the prior year (refer T23), the increase was 10%. Growth was primarily in wealth management fees, from higher mutual fund fees and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Provision for credit losses

The total provision for credit losses was $1,703 million in 2014, up $415 million from last year. Adjusting for the notable item of $62 million (refer T23), the increase was $353 million. Additional loan loss provisions, primarily in the Caribbean hospitality portfolio and a change in loss parameters in the Canadian retail portfolio, accounted for $109 million of the increase. The remainder of the increase reflected higher provisions in International and Canadian Banking.

Non-interest expenses

Non-interest expenses rose 8% over last year to $12,601 million. Adjusting for the notable items in 2014 of $203 million and $74 million in the prior year, expenses increased $808 million or 7%. The negative impact of foreign currency translation contributed to 1% of this growth. The remaining increase reflects higher compensation costs and initiatives to support business growth. Operating leverage was positive 2.8%, or positive 2.0% after adjusting for the notable items.

Provision for income taxes

The Bank’s overall effective income tax rate was 21.5% compared to 20.8% for 2013. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and a proportionately lower benefit from tax-exempt income, partially offset by lower taxes on the disposition gain in 2014.

T22 Financial Results Review

For the year ended October 31, 2014 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$5,996	$5,155	$1,064	$90	$12,305
Non-interest income	5,263	2,945	3,167	(76)	11,299
Total revenue	$11,259	$8,100	$4,231	$14	$23,604
Provision for credit losses	663	1,024	16	–	1,703
Non-interest expenses	5,799	4,690	1,880	232	12,601
Provision for income taxes	1,113	544	665	(320)	2,002
Net income	$3,684	$1,842	$1,670	$102	$7,298
Net income attributable to non-controlling interests	1	226	–	–	227
Net income attributable to equity holders of the Bank	$3,683	$1,616	$1,670	$102	$7,071

(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2014 ($354 million), and differences in the actual amount of costs incurred and charged to the operating segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

For the year ended October 31, 2013 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$5,691	$4,756	$1,090	$(187)	$11,350
Non-interest income	4,230	3,140	2,882	(303)	9,949
Total revenue	$9,921	$7,896	$3,972	$(490)	$21,299
Provision for credit losses	480	774	34	–	1,288
Non-interest expenses	5,362	4,448	1,731	123	11,664
Provision for income taxes	1,015	621	554	(453)	1,737
Net income	$3,064	$2,053	$1,653	$(160)	$6,610
Net income attributable to non-controlling interests	2	229	–	–	231
Net income attributable to equity holders of the Bank	$3,062	$1,824	$1,653	$(160)	$6,379

(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2013 ($312 million), and differences in the actual amount of costs incurred and charged to the operating segments.

Notable Items

There were several notable items in 2014 totaling a net benefit of $290 million ($301 million pre-tax), or approximately 23 cents per share as outlined in the table below.

T23 Notable Items

		2014				2013

For the years ended October 31 ($ millions, except EPS)	Notes	Pre-tax	After-tax	EPS Impact		Pre-tax	After-tax	EPS Impact
Gain on sale
Sale of holdings in CI Financial Corp.	1	$643	$555		$0.45	$–	$–		$–
Sale of subsidiary by Thanachart Bank		–	–		–	150	150		0.12
Restructuring charges	2	(148)	(110)		(0.09)	(27)	(20)		(0.02)
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	3	(62)	(46)		(0.04)	–	–		–
Valuation adjustments
Funding valuation adjustment	4	(30)	(22)		(0.02)	–	–		–
Revaluation of monetary assets in Venezuela	5	(47)	(47)		(0.04)	–	–		–
Acquisition-related receivables in Puerto Rico		–	–		–	(47)	(40)		(0.03)
Legal provisions	6	(55)	(40)		(0.03)	–	–		–
Total		$301	$290		$0.23	$76	$90		$0.07
By Business line
Canadian Banking		$506	$453	$		$–	$–	$
International Banking		(81)	(74)			76	90
Global Banking and Markets		(38)	(27)			–	–
Other		(86)	(62)			–	–
Total		$301	$290		$0.23	$76	$90		$0.07
By Consolidated Statement of Income line
Trading revenues		$(30)	$(22)	$		$–	$–	$
Other income		596	508			150	150
Non-interest income		566	486		–	150	150		–
Provision for credit losses		(62)	(46)			–	–
Non-interest expenses		(203)	(150)			(74)	(60)
Total		$301	$290		$0.23	$76	$90		$0.07

Notes

(1) Sale of majority of Bank’s holding in CI Financial Corp.

The Bank sold a majority of its holding in CI Financial Corp. resulting in an after-tax gain of $555 million ($643 million pre tax) or 45 cents per share. This included an after-tax unrealized gain of $152 million on the reclassification of the Bank’s remaining investment to available-for-sale securities.

(2) Restructuring charges

The Bank recorded restructuring charges of $148 million ($110 million after tax), the majority relating to employee severance charges. These charges will drive greater operational efficiencies. In Canada, the charges relate to recent initiatives to centralize and automate several mid-office branch functions, as well as reductions in required wealth management operational support. In International Banking, the charges are primarily for closing or downsizing approximately 120 branches, which will allow us to focus on high-growth markets, minimize branch overlap, and realize synergies resulting from recent acquisitions. The Bank also made a series of changes to simplify its leadership structure and operating model, recorded in the Other segment.

(3) Provision for credit losses

The Bank changed its write-off policy on unsecured bankrupt retail accounts in Canada in order to accelerate write-offs upon notification of a bankruptcy filing. As a result, a charge of $62 million ($46 million after tax) was recorded.

(4) Funding valuation adjustment

The Bank enhanced the fair value methodology and recognized a funding valuation adjustment (FVA) charge of $30 million ($22 million after tax), to reflect the implied funding cost on uncollateralized derivative instruments.

(5) Venezuela

Venezuela was designated as hyper-inflationary and measures of exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

The Bank’s Venezuelan Bolivar (VEF) exposures include its investment in Banco del Caribe, and unremitted dividends and other cash amounts (“monetary assets”) in Venezuela. As at October 31, 2014, the Bank has remeasured its net investment and monetary assets at the SICAD II rate (1 USD to 50 VEF). As a result, the Bank has recorded a charge of $47 million in the Consolidated Statement of Income representing the revaluation impact on the monetary assets and a reduction in carrying value of the net investment of $129 million has been charged to Other Comprehensive Income.

(6) Legal provision

The Bank recorded a legal provision of approximately $55 million ($40 million after tax) related to certain ongoing legal claims.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial performance of business lines

Canadian Banking

Canadian Banking’s net income attributable to equity holders was $3,683 million in 2014, $621 million or 20% higher than in 2013. Return on economic equity was 29.6% versus 24.1% in 2013. Retail, small business, wealth management, and commercial banking all generated solid performances.

Total revenues were $11,259 million, up $1,138 million or 13% from 2013.

Net interest income increased 5% to $5,996 million. The underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin increased six basis points to 2.14% due mainly to higher mortgage and other personal loan spreads, as well as growth in credit card products.

International Banking

Net income attributable to equity holders was $1,616 million in 2014, down $208 million from 2013 due to notable charges of $74 million in 2014 and a $90 million net benefit after-tax in 2013 (refer T23). Adjusting for these notable items, net income was down $44 million or 3%. Revenue from strong volume growth and the positive impact of foreign currency translation was offset by margin compression, lower securities gains, lower contributions from associated corporations, and higher provision for credit losses, which included a $57 million charge related primarily to the Caribbean hospitality portfolio in the fourth quarter. Adjusting for the notable items, higher earnings in Latin America were more than offset by lower results in the Caribbean, due to higher provision for credit losses, and in Asia.

Total revenues of $8,100 million increased 3%. Adjusting for notable items in 2014 and 2013 (refer T23), revenues increased $454 million or 6% including the positive impact of foreign currency translation.

Net interest income increased 8% driven by solid loan growth and the acquisition of Credito Familiar in Mexico. This was in part offset by a 2% decline in the net interest margin from 4.84% to 4.75% as a result of the lowering of interest rates in key markets and changes in asset mix. Net fee and commission revenues increased 8% to $2,127 million largely driven by higher banking fees, wealth and insurance revenues across Latin America. Net income from associated corporations decreased by $257 million, or $54 million adjusting for the notable gain (on a tax-normalized basis) last year, with lower contributions from Thanachart Bank and Banco del Caribe. Non-interest income decreased by $104 million, or $57 million excluding the notable items (refer T41), due mainly to lower net gains on investment securities and lower gains from financial instruments used for asset/liability management purposes, partly offset by higher trading revenues.

Global Banking and Markets

Global Banking and Markets reported net income attributable to equity holders of $1,670 million in 2014, a slight increase of $17 million or 1% from 2013. This result was positively impacted by solid contributions from the diversified client platform. Solid revenue growth across the business platform led to record revenues; however this was mitigated by growth in expenses. Return on economic equity was 28% compared to 25.9% in 2013.

Total revenues during 2014 were a record $4,231 million compared to $3,972 million in 2013, an increase of 7% as the business continues to benefit from a diversified products and services platform.

Other

The Other segment had a net income attributable to equity holders of $102 million in 2014, compared to a net loss of $160 million in 2013. 2014 net income was reduced by notable items of $62 million.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $354 million in 2014, compared to $312 million in 2013.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Position 2014 vs. 2013

Total assets

The Bank’s total assets at October 31, 2014 were $806 billion, up $62 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total assets were up $40 billion or 5%.

Cash and deposits with financial institutions increased $3 billion, due mainly to higher interest bearing deposits with central banks, while precious metals decreased $2 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased $11 billion.

Trading assets

Trading assets increased $17 billion from October 31, 2013 due primarily to an increase in trading securities of $11 billion from higher holdings of common equities and Canadian government debt and an increase in trading loans of $3 billion.

Investment securities

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt for liquidity management purposes. As at October 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $847 million, a decrease of $133 million from October 31, 2013. The decrease was due mainly to realized gains on sales in 2014.

Loans

Loans increased $22 billion or 5% from October 31, 2013. Adjusting for the impact of foreign currency translation, loans increased $15 billion or 4%. Residential mortgages increased $3 billion mainly in Latin America and the Caribbean as underlying growth in Canadian residential mortgages was generally offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $8 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $11 billion mainly in Canada and Latin America.

Other assets

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank’s remaining holdings in CI Financial Corp. to available-for-sale securities, offset in part by the acquisition of Canadian Tire’s Financial Services business.

Total liabilities

Total liabilities were $756 billion as at October 31, 2014, up $58 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total liabilities increased $38 billion or 5%.

Deposits

Total deposits increased by $36 billion, including the impact of foreign currency translation of $16 billion. Personal deposits grew by $4 billion due primarily to growth in Canada and Latin America. Business and government deposits increased $29 billion to support asset growth.

Other liabilities

Obligations related to securities sold under repurchase agreements and securities lent grew by $11 billion, in part to finance growth in securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased $7 billion, which was similar to the increase in derivative instrument assets.

Equity

Total shareholders’ equity increased $3,824 million from October 31, 2013. This increase was driven by internal capital generation of $3,806 million, issuance of common shares of $771 million mainly through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive income increased $561 million due primarily to unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. These increases were partly offset by the repurchase and cancellation of 4.5 million common shares for $320 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

C12	Loan portfolio

loans & acceptances, $ billions, as at October 31

C13	Deposits

$ billions, as at October 31

GROUP FINANCIAL CONDITION

T24 Condensed statement of financial position

As at October 31 ($ billions)	2015	2014	2013
Assets
Cash, deposits with financial institutions and precious metals	$84.5	$64.0	$62.2
Trading assets	99.1	113.2	96.5
Securities purchased under resale agreements and securities borrowed	87.3	93.9	82.5
Investment securities	43.2	38.7	34.3
Loans	458.6	424.3	402.2
Other	83.8	71.6	65.9
Total assets	$856.5	$805.7	$743.6

Liabilities
Deposits	$600.9	$554.0	$517.9
Obligations related to securities sold under repurchase agreements and securities lent	77.0	89.0	77.5
Other liabilities	118.9	108.6	97.0
Subordinated debentures	6.2	4.9	5.8
Total liabilities	$803.0	$756.5	$698.2

Equity
Common equity	49.1	45.0	40.2
Preferred shares	2.9	2.9	4.1
Non-controlling interests in subsidiaries	1.5	1.3	1.1
Total equity	$53.5	$49.2	$45.4
Total liabilities and shareholders’ equity	$856.5	$805.7	$743.6

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2015 were $856 billion, up $51 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total assets were up $7 billion or 1%.

Cash and deposits with financial institutions increased $17 billion or $9 billion after adjusting for the impact of foreign currency translation, due mainly to placing excess liquidity with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed decreased $7 billion or $14 billion after adjusting for the impact of foreign currency translation.

Trading Assets

Adjusting for the impact of foreign currency translation, trading assets decreased $20 billion from October 31, 2014 due primarily to a decrease in trading securities from lower holdings of Canadian and U.S. government debt and common shares.

Investment Securities

After adjusting for the impact of foreign currency translation, investment securities grew by $2 billion due primarily to an increase in U.S. government debt. As of October 31, 2015, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $267 million, a decrease of $580 million from October 31, 2014. The decrease was due mainly to realized gains on disposals.

Loans

Loans increased $34 billion or 8% from October 31, 2014. Adjusting for the impact of foreign currency translation, loans increased $22 billion or 5%. Residential mortgages increased $4 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of Tangerine’s broker-originated and white label mortgage portfolio. Personal and credit card loans rose $7 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $12 billion mainly in the United States and Canada.

Liabilities

Total liabilities were $803 billion as at October 31, 2015, up $47 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total liabilities increased $3 billion.

Deposits

Total deposits increased $47 billion or $14 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $13 billion primarily in Canada.

Other Liabilities

After adjusting for the impact of foreign currency translation, obligations related to securities sold under repurchase agreements and securities lent decreased by $19 billion and obligations related to securities sold short decreased by $8 billion. Derivative instrument liabilities increased $9 billion, which was similar to the increase in derivative instrument assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Equity

Total shareholders’ equity increased $4,268 million from October 31, 2014. This increase was driven by current year earnings less dividends paid of $3,807 million and a $1,506 million increase in accumulated other comprehensive income due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations. This was partly offset by the repurchase and cancellation of approximately 15.5 million common shares or $955 million under the Normal Course Issuer Bid program.

Outlook

Assets and deposits are expected to continue to grow in 2016 across all business lines. In Canada, while growth in residential mortgages is expected to remain modest, other retail and commercial lending should continue to have good growth. Internationally, lending assets and deposits are expected to grow with stronger growth in the Pacific Alliance countries.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk Management section “Risk appetite framework” on page 66. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The three primary regulatory risk-based capital ratios, Common Equity Tier 1, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Capital adequacy standards for Canadian banks are regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). These standards are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II).

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

On January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. The rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. At the time these requirements became effective, January 1, 2013 for Canadian banks, all of the Bank’s preferred shares, capital instruments and subordinated debentures did not meet the additional criteria and were subject to phase-out commencing January 2013. During the year ended October 31, 2015, the Bank issued $1.25 billion of subordinated debentures which contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital. The Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014. In accordance with OSFI’s requirements, during 2015, the scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 were used to compute the CET1, Tier 1 and Total capital ratios, respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target. Subsequent to this, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks. The Bank is expected to maintain a material operating buffer above the minimum capital ratio requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory developments related to capital

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework noting that the final calibration of the Leverage ratio will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Leverage ratio disclosures are in accordance with OSFI’s September 2014 Public Disclosure Requirements.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, and economic capital. (These results are used in capital planning and strategic decision-making.)

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal economic and regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

For economic capital, the Bank’s medium-term internal target is that common shareholder’s equity should be at least 100% of required economic capital. However, in the short term, it may be as low as 95% of required economic capital and supported by preferred shares.

For regulatory capital, the Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 66 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 10.3%. Decreases in the CET1 ratio from 2014 were largely due to the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru and the impact from the Bank’s share repurchases under its Normal Course Issuer Bid programs.

The Bank’s Basel III all-in Tier 1 and Total capital ratios were 11.5% and 13.4%, respectively, as at year end. Total Capital increased due to the issuance of $1.25 billion of NVCC subordinated debentures during the year.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2016 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital respectively.

In addition to the regulatory risk-based capital ratios, banks are also subject to a Leverage ratio, which replaced the Assets-to-Capital multiple (ACM) in 2015. As at October 31, 2015, the Bank’s Leverage Ratio of 4.2% was well above the regulatory requirement of 3.0%.

Outlook

The Bank will continue to have a strong capital position in 2016. Capital will be prudently managed to support organic growth initiatives and selective acquisitions that enhance shareholder returns, while maintaining full compliance with evolving regulatory changes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T25 Regulatory Capital(1)

	IFRS				CGAAP
	Basel III All-in			Basel II

As at October 31 ($ millions)	2015	2014	2013	2012	2011
Common Equity Tier 1 capital
Total Common Equity(2)	$49,085	$44,965	$40,569	$34,755	$27,932
Qualifying non-controlling interest in common equity of subsidiaries	557	514	479	966	640
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(3)	(11,018)	(10,482)	(9,772)	(7,840)	(6,860)
Threshold related deductions	(664)	(305)	(3,630)
Net deferred tax assets (excluding those arising from temporary differences)(4)	(539)	(620)	(752)
Other Common Equity Tier 1 capital deductions(4)(5)	(456)	(330)	(535)
Common Equity Tier 1	36,965	33,742	26,359
Preferred shares(6)	2,934	2,934	4,084	4,384	4,384
Capital instrument liabilities – trust securities(6)	1,400	1,400	1,400	2,150	2,900
Other Tier 1 capital adjustments(7)	67	(3)	71	21	(507)
Net Tier 1 Capital	41,366	38,073	31,914	34,436	28,489
Tier 2 capital
Subordinated debentures, net of amortization(6)	6,182	4,871	5,841	9,893	6,723
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	486	468	971	454	353
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	196	180	115
Other Tier 2 capital adjustments(7)	–	–	–	(2,590)	(3,033)
Tier 2 capital	6,864	5,519	6,927	7,757	4,043
Total regulatory capital	48,230	43,592	38,841	42,193	32,533

Risk-weighted assets ($ billions)
Credit risk	308.0	261.9	240.9	210.0	200.8
Market risk	14.4	17.3	15.4	13.8	5.9
Operational risk	35.6	33.3	31.9	29.5	27.3
CET1 risk-weighted assets(8)	$358.0	$312.5	$288.2	$253.3	$234.0
Capital ratios(9)
Common Equity Tier 1 capital ratio	10.3%	10.8%	9.1%	N/A	N/A
Tier 1 capital ratio	11.5%	12.2%	11.1%	13.6%	12.2%
Total capital ratio	13.4%	13.9%	13.5%	16.7%	13.9%
Leverage:
Leverage exposures(10)	$980,212	N/A	N/A	N/A	N/A
Leverage ratio(10)	4.2%	N/A	N/A	N/A	N/A

(1)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	Amounts for periods 2012 and prior exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(4)	2013 has been restated for presentation purposes.
(5)	Other CET1 capital deductions under Basel III all-in include gains/losses due to changes in own credit risk on fair valued liabilities, Defined Benefit Pension Fund assets, and other items.
(6)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(7)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. Basel II deductions include 50/50 deduction of certain investments in associated corporations and other items.
(8)	As at October 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 , Tier 1 and Total capital ratios, respectively (scalars of 0.57, 0.65, and 0.77 in 2014).
(9)	OSFI designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks.
(10)	Effective November 1, 2014, the leverage ratio replaced the assets-to-capital multiple.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T26 Changes in regulatory capital(1)

	IFRS				CGAAP
	Basel III All-in			Basel II

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Total capital, beginning of year	$43,592	$38,841	$42,193	$32,533	$29,599
Implementation of Basel III			$(1,906)
Changes in Common Equity Tier 1
Net Income attributable to Common Equity Holders of the Bank	6,897	6,916	6,422	6,243	5,181
Dividends paid to Equity Holders of the Bank	(3,289)	(3,110)	(3,075)	(2,713)	(2,416)
Shares issued	104	771	1,404	4,872	2,657
Shares repurchased/redeemed	(955)	(320)
Gains/losses due to changes in own credit risk on fair valued liabilities	(158)
Movements in Accumulated Other Comprehensive Income, excluding Cash Flow Hedges(2)	1,451	410	482	168	(624)
Change in Non-controlling interest in Common Equity of Subsidiaries NCIB	43	35	119	339	62
Change in Goodwill and other intangible assets (net of related tax liability)(3)	(535)	(710)	(1,928)	(577)	(1,612)
Other changes including regulatory adjustments below:	(335)	3,391	(379)
–Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	81	132	48
–Significant investments in the common equity of other financial institutions (amount above 10% threshold)	(317)	2,583	(147)
–Other capital deductions	44	941	–
–Other	(143)	(265)	(280)
Changes in Common Equity Tier 1	$3,223	$7,383	$3,045	N/A	N/A
Changes in Additional Tier 1 Capital
Issued	–	–	–	–	409
Redeemed	–	(1,150)	(1,050)	(750)	(500)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	70	(74)	23	(1,634)	(3)
Changes in Additional Tier 1 Capital	$70	$(1,224)	$(1,027)	$5,948	$3,154
Changes in Tier 2 Capital
Issued	1,250	–	–	3,250	–
Redeemed	–	(970)	(4,052)	–	(67)
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	17	(502)	517	101	(218)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	78	64	71	361	65
Changes in Tier 2 Capital	$1,345	$(1,408)	$(3,464)	$3,712	$(220)
Total capital generated (used)	$4,638	$4,751	$(3,352)	$9,660	$2,934
Total capital, end of year	$48,230	$43,592	$38,841	$42,193	$32,533

(1)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	The Bank implemented IFRS on November 1, 2011, however amounts related to regulatory capital for prior periods have not been restated as they represent the actual amounts in the period for regulatory purposes.
(3)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory Capital Components

The Bank’s regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1, consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of allowance for credit losses to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares or non-qualifying preferred shares and innovative tier 1 instruments subject to phase-out. Tier 2 capital consists mainly of qualifying or non-qualifying subordinated debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s Common Equity Tier 1 capital was $37.0 billion as at October 31, 2015, an increase of $3.2 billion from the prior year primarily from:

•	$3.6 billion growth from internal capital generation; and,

•	$1.5 billion increase from movements in Accumulated Other Comprehensive Income, mainly from foreign currency translation.

Partly offset by:

•	$0.9 billion decrease from share repurchases under the Banks’ Normal Course Issuer Bid, net of shares issued through the Bank’s stock option and share purchase plans;

•

$0.5 billion increases in goodwill and intangibles (net of related tax liability) including the impacts from the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru; and,

•	$0.5 billion increase in other regulatory capital deductions.

The Tier 1 and Total capital ratios were also impacted by the above changes. In addition, Total capital increased due to the issuance of $1.25 billion of NVCC subordinated debentures.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividends twice in 2015. The annual dividend payout in 2015 was $2.72, compared to $2.56 in 2014, an increase of 6%. The dividend payout ratio was 47.7% in line with the Bank’s Board approved target dividend payout ratio of 40-50%.

T27 Selected capital management activity

For the fiscal years ($ millions)	2015	2014	2013
Dividends
Common	$3,289	$3,110	$2,858
Preferred	117	155	217
Common shares issued(1)(2)	104	771	1,377
Common shares repurchased for cancellation under the Normal Course Issuer Bid(2)	(955)	(320)	–
Preferred shares redeemed(2)	–	(1,150)	(300)
Subordinated debentures issued(3)	1,250	–	–
Maturity, redemption and repurchase of subordinated debentures(3)	(20)	(1,000)	(4,210)
Issuance/(redemption) of trust securities	–	–	(750)

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	Represents reduction to Common shares and Retained earnings [refer to the Consolidated Statement of Changes in Equity.] Prior period amounts have been restated to conform with current period presentation.
(3)	Represents par value [refer to Note 21 of the consolidated financial statements.]

C14 Tier 1 capital* %, as at October 31
* Amounts prior to 2013 are calculated under Basel II and amounts prior to 2012 calculated under CGAAP

C15	Dividend growth

dollars per share

C16	Internally generated capital*

$ billions, for years ended October 31

* Amounts prior to 2012 calculated under CGAAP

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares. During the year, the Bank repurchased and cancelled approximately 7.5 million common shares under this bid at an average price of $63.18 per share for a total amount of approximately $474 million. Under this bid, the Bank repurchased and cancelled approximately 12 million common shares at an average price of $66.12 per share. The bid ended on May 29, 2015.

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The new bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases. Under this bid, the Bank has repurchased and cancelled 8.0 million common shares at an average price of $60.20 per share for a total amount of approximately $481 million.

During the year ended October 31, 2015, under these two bids the Bank repurchased and cancelled approximately 15.5 million shares at an average price of $61.64 per share for a total amount of approximately $955 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 28. Further details, including exchangeability features, are discussed in Note 24 of the consolidated financial statements.

T28 Shares and other instruments

As at October 31, 2015 Share data	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,141	$0.70	–	1,202,937
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.153938	2.46	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.132063	2.11	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.143313	2.29	2,623
Preferred shares Series 30(2)(3)(10)	154	0.113750	1.82	6,143
Preferred shares Series 31(2)(3)(11)	111	0.088313	1.41	4,457
Preferred shares Series 32(2)(3)(12)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13b,c,d)	650	39.01	7.802	650

NVCC subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027(14)			1,250	2.58

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)				22,957

(1)	Dividends on common shares are paid quarterly. As at November 20, 2015, the number of outstanding common shares and options was 1,203,079 thousand and 22,809 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 24 of the Consolidated Financial Statements for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 24 – Restrictions on dividend payments]. Under the circumstances outlined in 13(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(13)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 13(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(13)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(13)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 24 – Restrictions on dividend payments].
(14)	On March 30, 2015, the Bank issued $1.25 billion subordinated debentures due March 30, 2027, which contain non-viability contingent capital (NVCC) provisions [refer to Note 21 – Subordinated debentures].
(15)	Included are 175,876 stock options with tandem stock appreciation rights (Tandem SAR) features.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), AA by DBRS and AA- by Fitch.

On November 2, 2015, Moody’s placed the Bank’s long term ratings of Aa2 on review for downgrade, while affirming the Bank’s short term deposit rating of P-1. Moody’s will conclude its review over a 90-day period. On October 14, 2015, S&P confirmed the Bank’s A+ rating for Deposits and Senior Debt, as well as the A-1 rating for short-term instruments. The outlook remains unchanged at negative. And similarly, on July 28, 2015, DBRS also confirmed its rating of the Bank including a negative outlook. The rating agencies cite the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for the recent system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk-weights to on- and off-balance sheet exposures. Common Equity Tier 1 (CET1), Tier 1 and Total Capital RWA were $358.0, $358.8 and $359.5 billion, respectively at year end, representing increases from 2014 of approximately $45.5 billion. The increases are due to higher credit risk RWA of approximately $46.1 billion (including the impact of foreign currency translation of $15.2 billion) and operational risk RWA of $2.3 billion, partly offset by lower market risk RWA of $2.9 billion.

CET1 Credit risk-weighted assets

CET1 credit risk-weighted assets of $308.0 billion increased $46.1 billion as shown in Table 29 from the following components:

•	Retail and business lending growth added $24.3 billion to RWA.

•	Changes in book quality resulted in a $3.6 billion increase in RWA.

•	Model enhancements to retail AIRB models increased RWA by $0.8 billion.

•

Methodology and policy changes of $0.9 billion are a result of the phase-in adoption of the Basel III CVA capital requirements based on the increase in OSFI prescribed scalar for CET1 RWA from 57% in 2014 to 64% in 2015. The scalar will increase to 100% by 2019.

•	Higher RWA of $1.3 billion due to the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru.

•

The impact of foreign exchange translation added $15.2 billion mainly due to the Canadian dollar weakening against the U.S. dollar. The Bank’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

T29 Flow statement for Basel III All-in credit risk-weighted assets ($ millions)

	2015		2014

Credit risk-weighted assets movement by key driver(1) ($ millions)	Credit Risk	Of which Counterparty Credit Risk	Credit Risk	Of which Counterparty Credit Risk
CET1 Credit risk-weighted assets as at beginning of year	$261,887	$17,935	$240,940	$10,471
Book size(2)	24,339	1,988	8,546	2,283
Book quality(3)	3,575	181	(5,742)	(582)
Model updates(4)	843	–	2,272	–
Methodology and policy(5)	892	892	5,003	5,003
Acquisitions and disposals	1,340	–	2,144	–
Foreign exchange movements	15,159	1,944	8,724	760
Other	–	–	–	–
CET1 Credit risk-weighted assets as at end of year(6)	$308,035	$22,940	$261,887	$17,935
Tier 1 CVA scalar	785	785	790	790
Tier 1 Credit risk-weighted assets as at end of year(6)	308,820	23,725	262,677	18,725
Total CVA scalar	673	673	1,186	1,186
Total Credit risk-weighted assets as at end of year(6)	$309,493	$24,398	$263,863	$19,911
(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).
(6)	As at October 31, 2015, risk-weighted assets were calculated using scalars of 0.64, 0.71, and 0.77 to compute CET1, Tier 1, and Total capital ratios respectively (scalars of 0.57, 0.65, and 0.77 in 2014).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T30 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0578%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0578% – 0.1488%
A to A-	A2 to A3	A to A (low)		90	0.0648% – 0.1657%
BBB+	Baa1	BBB (high)		87	0.0997% – 0.2593%
BBB	Baa2	BBB		85	0.1448% – 0.3643%
BBB-	Baa3	BBB (low)		83	0.2103% – 0.5116%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.3277% – 0.5674%
BB	Ba2	BB		77	0.5108% – 0.6293%
BB-	Ba3	BB (low)		75	0.6293% – 0.7962%
B+	B1	B (high)		73	0.7962% – 1.5389%
B to B-	B2 to B3	B to B (low)		70	1.5389% – 2.9747%
CCC+	Caa1	–	Watch list	65	2.9747% – 10.5529%
CCC	Caa2	–		60	10.5529% – 19.5817%
CCC- to CC	Caa3 to Ca	–		40	19.5817% – 36.1350%
–	–	–		30	36.1350% – 60.1124%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

T31 Non-retail AIRB portfolio exposure by internal rating grade(1)(2)

As at October 31 ($ millions)		2015					2014

Grade	IG Code	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(3)	99-98	80,227	423	0.00	16	1	61,045	399	0.01	16	1
	95	40,068	7,673	0.07	37	19	33,352	6,484	0.07	37	19
	90	48,131	9,144	0.08	37	19	40,114	7,315	0.09	36	18
	87	43,056	10,137	0.14	36	24	33,212	8,750	0.14	37	26
	85	33,413	12,819	0.19	42	38	30,343	11,577	0.21	42	38
	83	38,499	20,036	0.31	46	52	31,433	15,552	0.33	45	49
Non-Investment grade	80	33,036	18,735	0.41	44	57	27,175	14,914	0.42	44	55
	77	20,340	14,158	0.55	45	70	16,253	10,357	0.57	43	64
	75	19,589	14,102	0.80	41	72	16,578	11,180	0.83	41	67
	73	8,737	7,414	1.54	40	85	5,223	4,401	1.64	38	84
	70	4,804	3,855	2.97	34	80	4,556	4,453	3.09	37	98
Watch list	65	991	1,679	10.55	44	169	815	1,454	10.80	45	178
	60	1,101	2,287	19.42	40	208	500	1,101	20.34	44	220
	40	1,454	3,267	30.14	43	225	816	2,003	33.23	47	245
	30	3	5	69.10	45	167	37	77	59.18	50	208
Default(9)	27-21	1,093	3,786	100	52	346	1,018	1,467	100	48	144
Total, excluding residential mortgages		374,542	129,520	0.76	35	35	302,470	101,484	0.78	35	34
Government guaranteed residential mortgages		86,832	–	–	15	–	83,446	–	–	15	–
Total		461,374	129,520	0.62	31	28	385,916	101,484	0.61	31	26

(1)	Refer to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk weighting.
(2)	Excludes securitization exposures.
(3)	Excludes government guaranteed residential mortgages of $86.8 billion ($83.4 billion in 2014).
(4)	After credit risk mitigation.
(5)	PD – Probability of Default.
(6)	LGD – Loss Given Default.
(7)	RW – Risk Weight.
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system described on page 75. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum 5-year AIRB requirement for PD estimates and the minimum 7-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 31.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed and re-calibrated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2015, are shown in Table 32. During this period the actual experience was significantly better than the estimated risk parameter:

T32 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.90	0.34
Average LGD	41.39	32.32
Average CCF(2)	50.50	15.14

(1)	Estimated parameters are based on portfolio averages at Q3/14, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and the committed undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios, the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2015.

T33 Retail AIRB portfolio exposure by PD range(1)(2)

As at October 31 ($ millions)		2015					2014
Category	PD Range	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	49,414	1,154	0.04	28	2	26,232	408	0.04	27	2
Very low	0.0500% – 0.1999%	59,484	4,064	0.14	28	7	70,129	3,277	0.12	22	5
Low	0.2000% – 0.9999%	53,094	12,507	0.54	41	24	66,984	14,012	0.47	39	21
Medium low	1.0000% – 2.9999%	21,545	11,558	1.80	53	54	16,215	8,616	1.80	45	53
Medium	3.0000% – 9.9999%	5,551	5,533	5.69	65	100	7,953	6,186	4.94	47	78
High	10.0000% – 19.9999%	2,213	3,261	11.36	63	147	2,307	3,273	12.84	59	142
Extremely high	20.0000% – 99.9999%	2,521	3,914	35.28	52	155	1,969	3,027	40.40	52	154
Default(7)	100%	611	–	100.00	72	–	644	–	100.00	71	–
Total		194,433	41,991	1.46	36	22	192,433	38,799	1.47	33	20
(1)	Refer to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk-weighting.
(2)	After credit risk mitigation.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate as described in the Bank’s Validation Guidelines. Comparison of estimated and actual loss parameters for the period ended July 31, 2015 are shown in Table 34. During this period the actual experience was significantly better than the estimated risk parameters.

T34 Estimated and actual loss parameters(1)(2)

($ millions)	Average Estimated PD(3)(8) %	Actual Default Rate(3)(6) %	Average Estimated LGD(4)(8) %	Actual LGD(4)(7) %	Estimated EAD(5)(8) $	Actual EAD(5)(6) $
Residential real estate secured(9)
Residential mortgages
Insured mortgages(10)	1.01	0.67	–	–	–	–
Uninsured mortgages	0.50	0.39	18.34	10.60	–	–
Secured lines of credit	0.84	0.33	28.44	18.22	107	93
Qualifying revolving retail exposures	2.09	1.65	78.10	66.45	544	486
Other retail	1.97	1.42	59.42	50.37	6	6
(1)	New Revolving Models implemented in Q4 2014 and New BNS and Tangerine Mortgage Models implemented in Q1 2015. All related Estimates and Actual Values are restated historically to reflect new models.
(2)	New BNS Retail Term Loan Models were implemented in Q3 2015. All Estimates and Actual Values for Retail Term Loans were restated historically to reflect new models.
(3)	Account weighted aggregation.
(4)	Default weighted aggregation.
(5)	EAD is estimated for revolving products only.
(6)	Actual based on accounts not at default as at four quarters prior to reporting date.
(7)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(8)	Estimates are based on the four quarters prior to the reporting date.
(9)	Excludes the acquisition of Tangerine Bank (“Tangerine”) prior to January 31, 2015.
(10)	Actual and Estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market Risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary on page 79.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Below are the market risk requirements as at October 31, 2015 and 2014.

T35 Total market risk capital

($ millions)	2015	2014
All-Bank VaR	$141	$241
All-Bank stressed VaR	246	428
Incremental risk charge	488	396
Comprehensive risk measure	201	130
CRM surcharge	–	139
Standardized approach	72	46
Total market risk capital	$1,148	$1,380
(1)	Equates to $14,350 million of market risk-weighted assets (2014 – $17,251 million).

T36 Risk-weighted assets movement by key drivers

	Market risk

($ millions)	2015	2014
RWAs as at beginning of the year	$17,251	$15,454
Movement in risk levels(1)	2,004	1,986
Model updates(2)	(2,723)	(189)
Methodology and policy(3)	(2,182)	–
RWA as at end of the year	$14,350	$17,251
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets decreased by $2.9 billion to $14.4 billion as shown in Table 36 largely due to VaR model enhancements which more than offset increases from movements in risk levels.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank currently applies the Standardized Approach for calculating operational risk capital as per applicable Basel Standards. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its application to OSFI to use the Advanced Measurement Approach (AMA) during 2015. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation.

Operational risk-weighted assets increased by $2.3 billion during the year to $35.6 billion due to organic growth in gross income.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for economic capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for economic capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of economic capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously.

The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines (refer to non-GAAP measures, page 13). Table 46 on page 72 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structured entities

Arrangements with structured entities include structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages certain structured entities (see discussion on other unconsolidated structured entities on page 51).

All structured entities are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets, and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a structured entity.

Consolidated structured entities

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles, and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2015, total assets of consolidated structured entities were $47 billion, compared to $36 billion at the end of 2014. The change was primarily due to asset purchases by Scotiabank Covered Bond Guarantor Limited Partnership. More details of the Bank’s consolidated structured entities are provided in Note 15(a) to the consolidated financial statements on page 171.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $18 million in 2015 (October 31, 2014 - $20 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 15(b) to the consolidated financial statements on page 172.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $17 million in 2015, compared to $18 million in 2014. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.9 billion as at October 31, 2015 (October 31, 2014 – $4.1 billion). The year-over-year decrease was due to normal business operations. As at October 31, 2015, total commercial paper outstanding for the Canadian-based conduits was $2.5 billion (October 31, 2014 – $2.7 billion) and the Bank held less than 0.2% of the total commercial paper issued by these conduits. Table 37 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2015 and 2014, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA– or higher based on the Bank’s internal rating program. Assets held in these conduits were investment grade as at October 31, 2015. Approximately 57% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates 1.7 years. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T37 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2015
	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$ 1,200	$ 573	$ 1,773
Trade receivables	131	614	745
Canadian residential mortgages	1,082	193	1,275
Equipment loans/leases	78	2	80

Total(3)	$ 2,491	$ 1,382	$ 3,873

	2014

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$ 1,486	$ 464	$ 1,950
Trade receivables	171	556	727
Canadian residential mortgages	880	395	1,275
Equipment loans/leases	170	3	173

Total(3)	$ 2,707	$ 1,418	$ 4,125
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $2,330 million as at October 31, 2015, (October 31, 2014 – $2,833 million). The year-over-year decrease was due to normal business operations.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank earned $1,977 million income from its involvement with the unconsolidated Bank-sponsored structured entities for the year ended October 31, 2015 (for the year ended October 31, 2014 – $1,822 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) that are sold to Canada Housing Trust (CHT) and/or third party investors. The sale of such mortgages does not qualify for derecognition with the exception of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,366 million as at October 31, 2015, compared to $1,499 million last year. The transferred mortgages sold to CHT and/or third party investors continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 14 to the consolidated financial statements on Page 170.

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase a co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interest does not qualify for derecognition. Recourse of the note holders is limited to the purchased interest. The subordinated notes issued by the structured entity are held by the Bank. During the year, $1,144.6 million (October 31, 2014 – $602.4 million) of assets were securitized through Hollis, as a result of higher volume of note liabilities issued.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2015, these amounted to $31 billion, compared to $26 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity and the impact of foreign currency translation;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2015, these commitments amounted to $166 billion, compared to $137 billion last year. The year-over-year increase reflects a general increase in foreign currency denominated business activity and fluctuations in foreign currency exchange rates.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $489 million in 2015, compared to $465 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 35 to the consolidated financial statements on pages 197 to 199.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements (see pages 140 and 143).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 66 to 98. In addition, Note 36 to the consolidated financial statements on pages 199 to 208 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 82. For trading activities, Table 49 on page 82 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 14% (2014 – 12%) had a term to maturity greater than 5 years.

Note 10 to the consolidated financial statements (see pages 159 to 163) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements (see pages 151 to 156) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $2,410 million as at October 31, 2015 (October 31, 2014 – favourable $1,918 million). This difference relates mainly to loan assets, deposit liabilities, subordinated debentures and other liabilities. The year-over-year change in the fair value over carrying value arose mainly from changes in interest rates since origination. Fair value estimates are based on market conditions as at October 31, 2015, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on page 99.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements (see page 158). These designations were made primarily to significantly reduce accounting mismatches.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Selected credit instruments – publically known risk items

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities as a percent of the Bank’s total assets is insignificant as at October 31, 2015, and are shown in Table 38. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.17% of the Bank’s total assets as at October 31, 2015, and are shown in Table 38.

T38 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2015		2014
	Non-trading portfolio	Trading portfolio	Non-trading portfolio	Trading portfolio
Canadian NHA mortgage-backed securities(1)	$137	$1,335	$–	$1,431
Commercial mortgage-backed securities	2	113	30	132
Other residential mortgage-backed securities	206	3	107	473
Total	$345	$1,451	$137	$2,036

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized loan obligation (CLO) investments in its non-trading portfolio. CLOs generally achieve their structured credit exposure by investing and holding corporate loans or bonds. Cash-based CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans.

As at October 31, 2015, the carrying value of cash-based CLOs reported as loans on the Consolidated Statement of Financial Position was $34 million (October 31, 2014 - $87 million). The fair value was $28 million (October 31, 2014 - $84 million). The year-over-year decline was due to paydowns. None of these cash-based CLOs are classified as impaired loans. Substantially all of the referenced assets of the Bank’s CLOs are corporate exposures, without any U.S. mortgage-backed securities.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 39 below.

T39 Collateralized debt obligations (CDOs)

As at October 31 Outstanding ($ millions)	2015		2014
	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$1,977	$24	$2,151	$50
CDOs – purchased protection	$1,776	$(8)	$1,973	$(4)

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound during the year. The change in fair value of CDOs was due to the reduction of probability of deals experiencing defaults as they approach maturity. Based on positions held at October 31, 2015, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $4.6 million in net income.

The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Other

As at October 31, 2015, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

Below are the results of the Bank’s three business operating segments for 2015.

CHANGES TO OPERATING SEGMENTS EFFECTIVE NOVEMBER 1, 2014
Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking and Markets. Prior period comparative results have been restated.

CANADIAN BANKING
Canadian Banking had net income attributable to equity holders of $3,344 million in 2015. Adjusting for the 2014 notable items (refer T41), prior contribution from CI Financial Corp. (CI) and changes in the Canadian tax legislation, net income grew by $307 million or 10%. This was a result of solid asset and deposit growth and a widening margin driven mainly from credit cards, mortgages and credit lines, as well as higher non-interest income. Partly offsetting were higher provision for credit losses and non-interest expenses. Return on economic equity was 29.7% compared to 27.6% last year, adjusted for the items above.

INTERNATIONAL BANKING
International Banking had net income attributable to equity holders of $1,853 million, up $237 million from last year. Adjusting for the 2014 notable items (refer T41), net income rose by $163 million or 10%. Results benefited from strong asset growth in Latin America, higher fees and contributions from associated corporations, and the positive impact of foreign currency translation. Partly offsetting were margin compression, lower securities gains, and higher provision for credit losses. Return on economic equity was 12.8%, unchanged from last year.

GLOBAL BANKING AND MARKETS
Global Banking and Markets reported net income attributable to equity holders of $1,553 million in 2015, a decrease of $117 million from last year. Strong revenue performances in the equities and fixed income businesses were offset by lower revenues in investment banking and Asia lending. Reduced expenses were offset by higher provision for credit losses. Return on economic equity decreased to 25.1% from 28.0% last year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on economic equity	• Productivity ratio	• Provision for credit losses ratio	• Employee engagement

T40 2015 financial performance

($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(1)	$6,415	$5,706	$1,071	$(100)	$13,092
Non-interest income (1)	4,832	3,137	2,953	35	10,957
Total revenue(2)	11,247	8,843	4,024	(65)	24,049
Provision for credit losses	687	1,128	67	60	1,942
Non-interest expenses	6,014	5,095	1,846	86	13,041
Provision for income taxes (1)	1,202	568	558	(475)	1,853
Net income	$3,344	$2,052	$1,553	$264	$7,213
Net income attributable to non-controlling interests in subsidiaries	–	199	–	–	199
Net income attributable to equity holders of the Bank	$3,344	$1,853	$1,553	$264	$7,014
Return on economic equity(3) (%)	29.7%	12.8%	25.1%	–	14.6%
Total average assets ($ billions)	$300	$128	$342	$91	$861
Total average liabilities ($ billions)	$218	$94	$240	$257	$809

(1)	Taxable equivalent basis. See non-GAAP measures on page 13.
(2)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, changes in the collective allowance on performing loans, and differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Return on equity for the business lines is based on economic equity attributed. See non-GAAP measures on page 13.

T41 Notable Items

The following is the impact of the 2014 notable items on Business Line results. Refer also to Table 23 for additional details.

	2014
For the year ended October 31 ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other	Total
Revenues	$615	$(47)	$ (2)	$–	$ 566
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$506	$(81)	$(38)	$(86)	$301
Income taxes	53	(7)	(11)	(24)	11
Net income	$453	$(74)	$(27)	$(62)	$290
Net income attributable to equity holders of the Bank	$453	$(74)	$(27)	$(62)	$290

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business, commercial and wealth management customers in Canada.

2015 Achievements

•    Delivered an industry-leading customer experience across our businesses and channels

•     Tied for first place in 8 of 13 Ipsos Best Banking Awards 2015 among the Big 5 Banks, including for the “Branch Service Excellence” award, which is a first for the Bank.

•     Tangerine ranked #1 in customer satisfaction among mid-sized banks in Canada, in J.D. Power 2015 Canadian Retail Banking Customer Satisfaction Study.

•     Scotia iTRADE won “Best Customer Service” in MoneySense Report on Canada’s Top Discount Brokerages.

•     Scotiabank named the Best Consumer Digital Bank in North America by Global Finance magazine.

•    Grew Wealth Management

•     Launched a new global “Scotia Wealth Management” brand introducing one unified voice, and one focused approach to serving clients.

•     Continued launch of Wealth advisor teams in multiple locations across Canada, where advisors are co-located with dedicated wealth management specialists to meet the comprehensive needs of high net worth clients.

•     Dynamic Funds strengthened its leadership position in fee-based investing by expanding the Dynamic Private Investment Pools lineup with the launch of five new investment mandates, and by making broad-based fee reductions across a number of its funds.

•     Further optimized our business mix by growing our high-return assets, building sticky core deposits, and earning higher fee income

•     Introduced the Scotiabank Momentum Savings Account, an innovative high-interest savings account that is the first of its kind in Canada to reward customers for saving by paying them twice and won best savings account with minimum balance for Savings Accelerator (RateSupermarket.ca).

•     Launched Right Size Account for Business, which offers market-leading pricing that adjusts to match customers’ transaction volumes and cash management needs.

•     Continued executing on Commercial Banking strategy and growing footprint, as evidenced by leading market share gains and double digit net income, loan, and deposit growth.

•     Recognized as having “Best Overall Suite of Credit Cards” in Canada (Rewards Cards Canada).

•     Partnered with General Motors of Canada and launched the Scotiabank® GM® VISA Cards, allowing customers to earn up to 5% in GM Earnings on everyday purchases.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions to over 10 million customers across Canada, through a network of more than 1,000 branches, 3,900 ABMs, 400 Commercial Relationship Managers, 100 Wealth Management offices and a strong internet and mobile banking platform.

Retail and Small Business Banking provides financial advice, solutions and day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans, and related insurance products, to individuals and small businesses. Tangerine Bank provides internet, mobile and telephone banking to self-directed customers.

Commercial Banking delivers advice and a full suite of customized lending, deposit, cash management and trade finance solutions to medium and large businesses, including automotive dealers and their customers to whom we provide retail automotive financing solutions.

Wealth Management is an integrated business unit composed of asset management and advisory businesses. Asset management business is focused on investment manufacturing and developing innovative investment solutions for both retail and institutional investors. Our client-facing wealth businesses, including private client, online and full service brokerage, institutional client services and an independent advisor channel, are focused on providing advice and solutions to clients in Canada.

Strategy

Canadian Banking is executing on a long term strategy to deliver a best-in-class customer experience, outperform competitors in earnings growth, and grow primary banking relationships through three areas of strategic focus:

Customer Experience – deliver superior customer interactions that exceed customer expectations across all our businesses

Business Mix – optimize our business mix by growing high-return assets, building sticky core deposits, and earning higher fee income; and by improving our primary bank standing with existing and new customers

Operational Improvement – continue to reduce structural costs in order to facilitate the capacity to invest in our businesses and the supporting technology and capabilities to drive customer experience excellence

2016 Priorities

•	Improve customer experience by transforming the Retail and Small Business Banking distribution network, streamlining end-to-end customer journeys, and offering customized advice and solutions
•	Enhance business mix by driving continued growth in Commercial Banking, credit cards, and core deposits
•	Expand Tangerine: Positioning Tangerine to become the leading everyday direct bank in Canada
•	Grow & diversify Wealth Management: Targeting double-digit growth in Wealth Management while also increasing diversification of earnings
•	Reduce structural costs: Deliver sustained cost savings to build the capacity to further invest in our businesses and technology, drive customer experience excellence, and drive greater efficiency

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

T42 Canadian Banking financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$6,415	$5,996	$5,691
Non-interest income(1)	4,832	5,263	4,230
Total revenue(1)	11,247	11,259	9,921
Provision for credit losses	687	663	480
Non-interest expenses	6,014	5,799	5,362
Income tax expense	1,202	1,113	1,015
Net income	$3,344	$3,684	$3,064
Net income attributable to non-controlling interests	–	1	2
Net income attributable to equity holders of the Bank	$3,344	$3,683	$3,062

Key ratios
Return on economic equity	29.7%	29.6%	24.1%
Productivity(1)	53.5%	51.5%	54.1%
Net interest margin(2)	2.23%	2.14%	2.08%
Provision for credit losses as a percentage of loans and acceptances	0.23%	0.23%	0.18%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$293,460	$284,966	$277,984
Total assets	299,929	291,549	284,225
Deposits	210,241	202,088	195,348
Total liabilities	217,753	208,354	199,926
Economic equity	11,133	12,249	12,352

Other ($ billions) as at October 31
Assets under administration	$310	$296	$268
Assets under management	$135	$124	$109

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Financial Performance

Canadian Banking’s net income attributable to equity holders was $3,344 million in 2015, a decrease of $339 million or 9% from last year. Adjusting for the 2014 notable items (refer T41), prior contribution from CI and changes in the Canadian tax legislation, net income attributable to equity holders increased $307 million or 10% from last year. Return on economic equity was 29.7%, versus 27.6% last year, adjusted for the items above. Retail and small business banking and wealth management generated strong performances.

Assets and liabilities

Average assets rose $8 billion or 3% from last year. Adjusting for the impact of the Tangerine broker-originated and white-label mortgage run-off portfolios, assets increased $14 billion or 5%. The growth reflected $6 billion or 10% in personal loans primarily in consumer automotive lending and credit cards, $5 billion or 3% in residential mortgages, as well as $4 billion or 13% in business loans and acceptances.

Average liabilities rose $9 billion or 5%. Retail banking experienced solid growth in chequing accounts of $1 billion or 9% and savings deposits of $5 billion or 8%. There was also growth of $4 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in lower spread GICs of $2 billion or 3%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $135 billion increased $11 billion or 9% from last year, driven by improved financial markets and strong net sales. AUA increased $14 billion or 5% to $310 billion driven by new customer assets and improved financial markets.

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C17	Total revenue

$ millions

C18	Total revenue by sub-segment

$ millions

C19	Average loans and acceptances

$ billions

C20	Canadian wealth management asset growth

$ billions, as at October 31

Revenues

Canadian Banking reported total revenues of $11,247 million in 2015. Adjusting for the 2014 notable item and contribution from CI, revenues were $773 million or 7% higher than last year.

Net interest income increased $433 million or 7% to $6,415 million, on an adjusted basis. The increase was driven by good asset and deposit growth and an eight basis point increase in the margin to 2.23%. The margin increase was primarily driven by higher spreads in mortgage and other personal lending, as well as growth in higher margin credit cards, lines of credit, core chequing and savings accounts, and the run-off of lower spread Tangerine mortgages.

Non-interest income was $4,832 million in 2015, up $341 million or 8% from the previous year, on an adjusted basis. The increase was driven by strong growth across several businesses, including wealth management, credit cards and insurance. Also contributing was the full year impact of the Bank’s investment in Canadian Tire Financial Services.

Retail & Small Business Banking

Total retail and small business banking revenues were $6,236 million, up $439 million or 8% from last year. Net interest income grew $288 million or 7%, primarily driven by a 13 basis point improvement in the margin and solid growth in mortgages, credit card products and deposits. Non-interest income increased $151 million or 11%, primarily due to growth in credit card revenues, deposit payment service fees and insurance revenues.

Commercial Banking

Total commercial banking revenues increased $135 million or 8% to $1,859 million in 2015. Net interest income rose $123 million or 9% due mainly to growth in loans and business operating accounts. Non-interest income increased $12 million or 3% mainly driven by higher credit fees, partly offset by lower gains on investment securities this year.

Wealth Management

Total wealth management revenues were $3,152 million. Adjusting for last year’s notable item and contribution from CI, revenues increased $199 million or 7%. Net interest income rose $22 million or 7% mainly due to growth in deposits and loans. Wealth management revenues increased $203 million or 8% from strong growth in mutual funds, increased brokerage revenues and higher investment management fees. Higher mutual fund fees were from market appreciation, net sales and the introduction of the fixed administration fees for ScotiaFunds in the fourth quarter of 2014. This change had the impact of reporting higher revenues with corresponding higher expenses. Partly offsetting these increases was lower underwriting fees.

Non-interest expenses

Non-interest expenses were $6,014 million. Adjusting for last year’s notable item, non-interest expenses were up $262 million or 5% from last year, primarily reflecting higher technology and project spending, volume and revenue driven expenses and salary increases, partially offset by benefits realized from structural cost reductions. Operating leverage was positive 2.8% on an adjusted basis.

Provision for credit losses

The provision for credit losses was $687 million, an increase of $24 million from $663 million last year. Adjusting for the 2014 notable item, the provision for credit losses was up $86 million from the prior year due to increases in retail portfolios, primarily in credit cards and automotive loans. The provision for credit losses ratio was up two basis points to 0.23%, on an adjusted basis.

Provision for income taxes

The effective tax rate increased to 26.4%, compared to 23.2% in the previous year. The increase was primarily due to lower taxes in the prior year on the notable gain and the changes in the Canadian tax legislation this year.

Outlook

The outlook for Canadian Banking in 2016 is for continued solid growth. Loan growth will be driven by retail mortgages, automotive lending, commercial loans and credit cards. Deposit growth should be robust across retail chequing and savings, small business and commercial. Margins are expected to rise gradually throughout 2016. Provisions for credit losses are expected to rise reflecting loan growth and changing portfolio mix. Wealth management is expected to see continued good growth rates in 2016. Expense management will continue to be an area of focus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2015 Achievements

•    Acquisition of 51% of Cencosud’s credit card and consumer loan operations in Chile, including 2.5 million credit cards and close to US$1 billion in outstanding balances, to become the country’s third-largest credit card provider. Cencosud is the largest multi-brand retailer in Chile and the third-largest in Latin America.

•     Acquisitions of Citibank’s Retail and Commercial Banking Operations in (1) Peru, as well as in (2) Panama and Costa Rica (the latter of which is subject to regulatory approval). The company’s operations in Peru include eight branches which serve more than 130,000 Retail and Commercial banking customers. An agreement was also reached with American Airlines whereby Scotiabank will replace Citibank as American Airlines’ co-branded credit card partner in Peru. The second acquisition in Panama and Costa Rica will provide a significant lift to Scotiabank’s market share in credit cards, ranking it number two in both countries in this segment, and will nearly triple the Bank’s customer base in these markets. The acquisition includes 27 branches which serve more than 250,000 Retail and Commercial banking customers.

•     Signed a partnership agreement with American Express in Colombia. Signed co-branded credit card partnership agreements with major retailers PriceSmart in Colombia and Linio in Colombia and Mexico.

•     Named the 2015 Bank of the Year in Peru by LatinFinance magazine.

•    Named the 2015 Best Emerging Markets Bank in Barbados, Jamaica, Trinidad and Tobago, Turks and Caicos and US Virgin Islands by Global Finance magazine.

•    Named the 2015 Best Consumer Digital Bank in 21 Caribbean and Central American countries, including Jamaica, Trinidad & Tobago, Cayman Islands and Costa Rica by Global Finance magazine.

•     The Scotiabank Customer Contact Centre in Jamaica tied for the 2014 Highest Customer Service Award for the Banking Industry, awarded by the Service Quality Measurement Group.

•     Recognized as a 2015 Best Multinational Workplace in Latin America, as well as a Great Place to Work in Mexico, Costa Rica, El Salvador and Panama by the Great Place to Work Institute.

Business Profile

Scotiabank has an international presence unmatched by other Canadian Banks. The International Banking business line encompasses retail and commercial banking operations in 3 regions outside of Canada, being Latin America, the Caribbean and Central America, and Asia. This business provides a full range of personal and commercial financial services to over 13 million Scotiabank customers (excluding associated corporations) through a network of just under 2,000 branches and offices, over 4,600 ABMs, mobile, internet and telephone banking, in-store banking kiosks and specialized sales forces.

Strategy

The International Banking strategy is aligned with the All-Bank priorities, with primary focus on the following:

•

Acquiring more sustainable and profitable primary banking customer relationships anchored with easy to use payments solutions and full service banking capabilities. We are focusing on providing our customers with the right practical advice and the right solutions, through the right channels.

•	Optimizing our operating model and our footprint to improve our customer experience, lower our structural costs, reduce our complexity and ultimately to be more efficient.
•	Making leadership a competitive advantage by actively acquiring, developing and engaging a diverse pool of leaders to deepen our bench strength of talent.

2016 Priorities

Aligned to our strategy and in addition to the growth in our core business, our primary focus is on the following 4 key growth initiatives over the next 3-5 years:

•

Improve our Retail Customer Experience to ensure that we maintain relevancy and loyalty with our customers as traditional and non-traditional competitors aggressively ramp up their efforts to build market share.

•	Invest in Mexico to drive growth, build greater relevance and presence, and strengthen our foundational capabilities in this key market.
•	Target Higher Profitability Business across the Pacific Alliance Countries to become the primary bank in selected segments.
•	Streamline our Operational Infrastructure to be better organized to serve our customers, achieve structural cost reductions, and consolidate our operations to drive greater efficiency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T43 International Banking financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$5,706	$5,155	$4,756
Non-interest income(1)	3,137	2,945	3,140
Total revenue(1)	8,843	8,100	7,896
Provision for credit losses	1,128	1,024	774
Non-interest expenses	5,095	4,690	4,448
Income tax expense(1)	568	544	621
Net income	$2,052	$1,842	$2,053
Net income attributable to non-controlling interests	199	226	229
Net income attributable to equity holders of the Bank	$1,853	$1,616	$1,824
Key ratios
Return on economic equity	12.8%	12.8%	15.2%
Productivity(1)	57.6%	57.9%	56.3%
Net interest margin(2)	4.71%	4.75%	4.84%
Provision for credit losses as a percentage of loans and acceptances	1.24%	1.27%	1.07%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$121,130	$108,717	$98,432
Total assets	128,248	114,996	99,623
Deposits	73,946	65,025	57,484
Total liabilities	94,340	84,969	74,123
Economic equity	14,082	12,232	11,499

Other ($ millions as at October 31)
Assets under administration	$80,606	$71,587	$58,184
Assets under management	$43,560	$41,125	$36,376

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

Financial Performance

Net income attributable to equity holders was $1,853 million an increase of $237 million or 15%. Adjusting for the 2014 notable item (refer T41), net income was up $163 million or 10%. Positive impacts from foreign currency translation and earnings from strong asset and fee growth were partly offset by lower securities gains and higher provisions for credit losses. From a regional perspective, strong underlying asset and fee growth in Latin America complemented solid underlying earnings in the Caribbean and Asia.

Assets and Liabilities

Average assets of $128 billion increased $13 billion or 12%, driven by strong retail and commercial loan growth of 13% and 14% respectively, or 10% and 6% adjusting for the impact of foreign currency translation. Latin America primarily drove the growth in lending assets for the business with underlying retail and commercial assets increasing 14% and 11%, respectively. Caribbean and Central America saw retail assets increase by 1% with a decline in commercial assets of 6%. Average liabilities increased $9 billion or 11% to $94 billion largely due to 14% growth in deposits, or 9% adjusting for positive foreign currency translation. Similar to assets, growth was primarily in retail and commercial deposits in Latin America. Core retail deposits in Latin America rose 15%.

Revenues

Total revenues of $8,843 million increased $743 million or 9%. Adjusting for 2014 notable items (refer T41), revenues increased $696 million or 9%.

Net interest income increased 11% driven by strong loan growth and recent acquisitions of Cencosud’s credit card business in Chile and Citibank Peru. This was partly offset by a 1% decline in the net interest margin from 4.75% to 4.71%. Non-interest income increased $192 million or 7%, or $239 million adjusting for 2014 notable items (refer T41). This increase was largely driven by higher net fee and commission revenues which increased 10% to $2,335 million primarily due to higher banking and wealth management fees across Latin America and the Caribbean. Net income from associated corporations increased by $65 million, with higher contributions from Thanachart Bank in Thailand and Bank of Xi’an in China, partially offset by a lower contribution from Banco del Caribe in Venezuela. Other operating income decreased by $81 million, or $128 million adjusting for 2014 notable items (refer T41), due mainly to lower trading revenues, lower net gains on investment securities, and the impact of mark-to-market of financial instruments used for asset/liability management purposes, partly offset by higher insurance revenues.

Latin America

Total revenues of $5,845 million increased 6% from last year, or 8% excluding the negative impact of foreign currency translation. Net interest income rose $341 million or 10%, reflecting the impact of strong asset growth partly offset by a lower net interest margin from Central Bank rate changes. Net fee and commission revenues increased by $96 million or 6% largely driven by higher banking fees and higher wealth management and foreign exchange fees. Net income from associated corporations was down $40 million due to a lower contribution from Banco del Caribe in Venezuela. Other operating income decreased by $57 million, or $104 million excluding the 2014 notable items (refer T41), due mainly to lower trading revenues, net gains on investment securities and last year’s gain on sale of a non-strategic business in Peru, partly offset by higher insurance revenues.

Caribbean and Central America

Total revenues were $2,604 million, up 14% versus last year or 3% excluding the positive impact of foreign currency translation. Net interest income increased $209 million or 13%, driven primarily by positive foreign currency translation. Non-interest income including net fees and commissions was up 17%, or 7% adjusting for foreign currency translation, as a result of strong growth in banking, wealth management and foreign exchange fees.

Asia

Total revenues were $394 million, up 25% versus last year, or 22% adjusting for the positive impact of foreign currency translation. This was primarily driven by higher contributions from Thanachart Bank in Thailand and Bank of Xi’an in China.

Non-interest expenses

Non-interest expenses of $5,095 million increased $405 million or 9% from last year. Adjusting for the 2014 notable items of $34 million (refer T41), expenses increased $439 million or 9%. The increase reflected the negative impact of foreign currency translation, acquisitions, business volume growth and inflationary increases. Adjusting for the 2014 notable items and the impact of acquisitions, operating leverage was negative 0.2%.

Provision for credit losses

The provision for credit losses increased $104 million to $1,128 million. In the retail portfolio, acquisitions and related benefits accounted for almost two thirds of the increase in provisions. Adjusting for these benefits, growth in provisions was slightly below overall retail asset growth. Retail provision increases in Mexico, Colombia and the Caribbean were partly offset by lower provisions in Peru. In the commercial portfolio, provisions were primarily lower in the Caribbean, mostly as the fourth quarter last year included $83 million in provisions mainly relating to a

C21	Total revenue

C22	Total revenue by region

$ millions

C23	Average loans and acceptances

$ billions

C24	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances

small number of accounts in the hospitality portfolio, partly offset by higher provisions in Peru.

The provision for credit losses ratio was down 3 basis points to 1.24% relative to last year,

or 22 basis points excluding the impact of acquisitions.

Provision for income taxes

The effective tax rate was 21.7% compared to 22.8% last year due primarily to higher tax benefits in Latin America, primarily Mexico.

Outlook

International Banking expects to continue to deliver solid results, leveraging its diversified footprint, with particular focus on the Pacific Alliance countries. In 2016, the asset growth momentum experienced in 2015 is expected to continue, and margins and credit quality are expected to remain stable, with provision for credit losses growing in line with asset growth. Investments will be made to optimize International Banking’s business structure and deliver a stronger customer experience while managing the growth in expenses. While the focus is on organic growth, acquisition opportunities will continue to be considered that are strategically aligned and complement current operations within the current footprint.

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Global Banking and Markets

Global Banking and Markets (GBM) provides clients with corporate banking, investment banking and capital markets solutions. GBM’s products and services are offered to corporate, government and institutional clients in Canada, the U.S., Latin America, Europe, Asia and Australia.

2015 Achievements

•    A Financial Advisor to Emera Inc. on its acquisition of TECO Energy Inc. for an aggregate purchase price of US$10.4 billion. The transaction is expected to close by mid-2016, and will create a North American energy leader with over US$20 billion of assets. Scotiabank also provided acquisition financing to Emera in connection with this transaction, and acted as lead Joint Bookrunner for approximately $2.2 billion of contingent equity.

•    Joint Global Coordinator and Joint Bookrunner on Hydro One Limited’s Initial Public Offering (IPO) of common shares for $1.83 billion. Hydro One is the largest electricity transmission and distribution company in Ontario and one of the largest in North America. Scotiabank is one of two banks that were selected to arrange the IPO, the largest IPO in Canada in the last 15 years, the largest Power & Utilities IPO and one of the largest government privatizations in Canadian history.

•     Exclusive Financial Advisor to AuRico Gold Inc. on its merger with Alamos Gold Inc. The merger of equals, valued at US$1.6 billion, created a new leading intermediate gold producer.

•     Exclusive Financial Advisor to Kuwait Foreign Petroleum Exploration Company (KUFPEC) on its US$1.5 billion acquisition of 30% Interest in Chevron Corporation’s Duvernay shale position in Alberta, Canada.

•     Joint Bookrunner for APT Pipelines, APA Group’s financing vehicle, on bond issuances totaling US$1.4 billion. In connection with this transaction, Scotiabank also provided the Australian company with a USD acquisition loan facility, USD interest rate swaps, foreign exchange hedging, and acted as co-hedge provider in EUR/USD and GBP/USD cross currency interest rate swaps.

•     Financial Advisor to Northern Property REIT on its acquisition of True North Apartment REIT and a $535 million institutional multi-family portfolio from Starlight Investments and Public Sector Pension Investment Board, for an aggregate acquisition value of $1.4 billion. Scotiabank also acted as Lead Arranger and Administrative Agent in a $350 million bridge loan to facilitate the transaction. The transaction created a leading multi-family REIT with an enterprise value over $3 billion.

•    Joint Bookrunner and Placement Agent on a US$1.1 billion (MXN$17 billion) placement of Euroclearable Cebures for Petróleos Mexicanos (Pemex), Mexico’s state-owned oil company.

•    Joint Bookrunner on the inaugural GBP-denominated fixed rate bond issuances by the Kingdom of Belgium (£500 million) and KommuneKredit (£300 million). Scotiabank is the only bank to have been appointed bookrunner on both of these transactions.

•     Ranked #1 Wholesale and Commercial Banking Brand in Canada and #7 Globally, The Banker/Brand Finance (2015).

•     Named Best Foreign Exchange Provider in Canada for the 11th year in a row, Global Finance (2015).

•     Named Best Investment Bank in Canada, Global Finance (2015).

•     Named Best Trade Bank in Canada, Trade Finance (2015).

•    Ranked #1 overall in Equity Research in Canada, earning 15 StarMine Analyst Awards, Thomson Reuters (2015).

•    Recognized with the SSA Rising Star Bank in Niche Currencies Award, Global Capital (2015).

Business Profile

Global Banking and Markets (GBM) conducts the Bank’s wholesale banking and capital markets business with corporate, public sector and institutional clients. GBM is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products and services in the United States, Latin America, and in select markets in Europe, Asia and Australia. More specifically, GBM provides customers with: corporate lending; transaction banking, including trade finance and cash management; investment banking, including corporate finance and mergers & acquisitions; fixed income and equity underwriting, sales, trading and research; prime finance (prime brokerage and stock lending); foreign exchange sales and trading; energy and agricultural commodities trading and hedging; precious and base metals sales, trading, financing and physical services (ScotiaMocatta); and collateral management.

Strategy

GBM’s goal is to build a diversified, low-volatility and profitable customer-focused business that delivers best-in-class performance versus our peers. GBM seeks to achieve sustainable revenue and net income growth through a strategy focused on maximizing customer relationships both in Canada and internationally, and expanding business in high-growth regions outside of Canada where we can leverage the Bank’s strong reputation and presence.

2016 Priorities

•

Enhancing customer focus: Improving our customer coverage and deepening relationships with our most important customers by introducing a new customer segmentation framework and coverage strategy, and enhancing our coverage for multinational customers.

•

Leveraging our global footprint: Continuing to grow our business in Latin America, particularly in the Pacific Alliance countries of Mexico, Peru, Chile and Colombia, and in Asia and Australia, focusing on select local, regional and international customers in strategic sectors and priority countries.

•	Strengthening our data and analytics capabilities: Investing in a GBM-wide customer Management Information System (MIS) to enhance our data & analytics capabilities across all GBM platforms.
•	Focusing on strategic sectors: Continued focus throughout our businesses and geographies on the key sectors of Energy, Mining, Infrastructure (including Power & Utilities) and Financial Institutions.
•	Improving efficiency and effectiveness: Prudently managing expenses and risks through global oversight and governance, while enhancing infrastructure and operational efficiencies.
•	Developing a talented workforce and leadership: Attracting, developing and retaining a talented, diverse and collaborative team and building global leadership capability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING AND MARKETS

T44 Global Banking and Markets financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$1,071	$1,064	$1,090
Non-interest income	2,953	3,167	2,882
Total revenue(1)	4,024	4,231	3,972
Provision for credit losses	67	16	34
Non-interest expenses	1,846	1,880	1,731
Income tax expense(1)	558	665	554
Net income	$1,553	$1,670	$1,653
Net income attributable to non-controlling interests in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$1,553	$1,670	$1,653

Key ratios
Return on economic equity	25.1%	28.0%	25.9%
Productivity(1)	45.9%	44.4%	43.6%
Net interest margin(2)(3)	1.65%	1.69%	1.87%
Provision for credit losses as a percentage of loans and acceptances	0.10%	0.03%	0.06%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$108,137	$110,869	$102,536
Loans and acceptances	70,103	63,818	57,974
Earning assets	290,482	274,386	245,924
Total assets	342,389	311,021	274,414
Deposits	63,308	59,273	55,454
Total liabilities	239,628	217,408	196,640
Economic equity	$6,097	$5,868	$6,321

(1)	Taxable equivalent basis.
(2)	Global Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

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C25	Total revenue

C26	Business banking revenue

$ millions

C27	Capital markets revenue by business line

$ millions

C28	Composition of average earning assets

$ billions

C29	Trading day losses

Financial Performance

Global Banking and Markets reported net income attributable to equity holders of $1,553 million in 2015, a decrease of $117 million from last year. Adjusting for the 2014 notable items (refer T41), net income decreased by $144 million or 8% from last year.

Lower results in investment banking, Asia lending and precious metals, as well as lower securities gains in U.S. lending were only partly offset by growth in other businesses. Return on economic equity decreased to 25.1% from 28.0% last year.

Average assets

Average assets increased by $31 billion or 10% to $342 billion this year. Adjusting for the positive impact of foreign currency translation, the increase was $8 billion or 3%. Growth of $9 billion in derivative-related assets, $4 billion of securities purchased under resale agreements and $4 billion of corporate loans and acceptances was partly offset by reductions in trading assets and lower trade finance balances in Asia.

Average liabilities

Average liabilities increased by $23 billion or 11% to $240 billion this year. This was mainly due to the positive impact of foreign currency translation. Adjusting for the impact of foreign currency, the increase was $8 billion or 4%, mainly due to growth of $11 billion in derivative-related liabilities.

Net interest income

Net interest income increased by 1% to $1,071 million, mainly due to higher lending volumes in Canada, U.S. and Europe, which was mostly offset by lower lending margins and lower trade finance volumes in Asia.

Non-interest income

Non-interest income of $2,953 million decreased by $214 million or 7% due to lower income from investment banking and precious metals businesses, as well as lower securities gains in U.S. and Asia lending. This was partly offset by higher income in the equities, fixed income, foreign exchange and commodities businesses.

Non-interest expenses

Non-interest expenses decreased by $34 million or 2% to $1,846 million in 2015. Adjusting for the 2014 notable items, expenses were flat from the prior year as lower performance-related and share-based compensation were offset by higher technology and regulatory costs, and the negative impact of foreign currency translation. Operating leverage was negative 3.1%.

Provision for credit losses

The provision for credit losses was $67 million in 2015, up $51 million from 2014, primarily due to higher provisions in Canada and Europe. The provision for credit losses ratio was up 7 to 10 basis points.

Provision for income taxes

The effective tax rate of 26.4% was lower than the prior year by 2.1%. This was mainly due to a lower level of income in higher tax jurisdictions.

Outlook

In 2016, Global Banking and Markets will continue to focus on growing its diversified business platform. While revenue growth may face continued challenges due to market volatility, this should be mitigated by our highly diversified business platform and by a strong focus on ancillary customer revenue.

The corporate loan portfolio is expected to continue to grow in 2016. Credit quality of the loan portfolio should remain strong and loan loss provisions are expected to remain low. There will also be a continued focus on expense management to maintain a leading productivity ratio, while investing in the business to position for future growth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OTHER

Other

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Financial Performance

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $390 million in 2015, compared to $354 million in 2014.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

The Other segment had a net income attributable to equity holders of $264 million in 2015. Adjusting for 2014 notable items (refer T41), income was up $100 million.

The current year’s net income included the following largely offsetting items, comprised of a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance against performing loans due to the relative increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to the consolidation of Canadian shared services of $45 million ($61 million pre-tax).

Revenues

Revenues declined by $79 million, of which $36 million related to higher taxable equivalent basis offsets. The balance of the decline was due to lower net interest income from asset/liability management activities. Partly offsetting were higher net gains on investment securities.

Provision for credit losses

The collective allowance against performing loans increased $60 million this year.

Non-interest expenses

Adjusting for the 2014 notable items, non-interest expenses decreased by $60 million compared to 2014. The decrease was largely due to lower benefit costs related to the reduction in the accrued pension obligation, partially offset by higher corporate expenses including technology investments, corporate business development and reorganization costs.

T45 Other financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$(100)	$90	$(187)
Non-interest income(1)	35	(76)	(303)
Total revenue(1)	(65)	14	(490)
Provision for (recovery of) credit losses	60	–	–
Non-interest expenses	86	232	123
Income tax expense(1)	(475)	(320)	(453)
Net income	$264	$102	$(160)
Net income attributable to equity holders of the bank	$264	$102	$(160)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes in the business segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as a core deliverable in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Tools.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model, functional Business Line staff and management (the first line) incur and own the risks, while Global Risk Management and other control functions (the second line) provide independent oversight and objective challenge to the first line of defence, as well as monitoring and control of risk. Internal Audit Department (the third line) provides assurance that control objectives are achieved by the first and second lines of defence.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board approves key risk policies, limits and risk appetite frameworks, and on a quarterly basis receives a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Executive Management

Executive management and in particular, the President and Chief Executive Officer and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the President and Chief Executive Officer but also has direct access to the Risk Committee of the Board. The President and Chief Executive Officer, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 67.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of and challenge over a broad range of risks, including (but not limited to) credit, market (including structural foreign exchange and structural interest rate), liquidity, operational (including model), environmental and insurance risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

BANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Operating Committee:  sets the Bank’s key strategies, and following Board approval, directs the execution of those strategies; and executes the Bank’s overall risk strategy and monitors and evaluates the Bank’s ongoing financial performance and how risks are managed across the Bank.

Asset-Liability Committee:  provides high level oversight and strategic direction for the management of funding, foreign exchange risk, stock based compensation hedging, and economic forecasts. Also reviews monthly economic updates and the performance of the key topics noted. The committee further reviews deposit, liquidity, net interest margin, and capital management topics. Focus is on business line activity (i.e. mortgages and deposits) as well as funding aspects. Reviews high level strategies, monitors progress and discusses various trends and key issues. As well, it reviews quarterly capital plans, capital allocation and capital risk indicators.

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Strategic Transaction Investment Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses and strategic investments, including mergers and acquisitions and divestitures.

Human Capital Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Senior Management Committees:

Stress Testing Committee:  provides high level oversight of stress testing; serves as the most senior point of management that establishes and enhances policies to develop, review, challenge and communicate stress testing results; and promotes consistent, collaborative application of the stress testing program Bank-wide.

Senior Credit Committees:  adjudicates credits within prescribed limits and establishes the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate customers, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk management framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

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Risk management culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The business lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business lines work in partnership with Global Risk Management and Control Functions to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the business lines, Global Risk Management and Control Functions.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes business line heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite. The interaction between senior risk officers and business line heads at committee meetings is robust, with constructive discussions and objective challenge by all participants in order to fully identify and address all relevant risks.

The Bank’s material incentive compensation programs are structured to reflect the Bank’s risk appetite, with a substantial portion deferred for material risk takers in order to achieve stronger alignment with the results of risk-taking activities. The Bank also has a very stringent Guidelines for Business Conduct to which all staff must attest on an annual basis. Performance-related compensation is eligible for claw-back where there is a material breach of compliance rules or Guidelines for Business Conduct, or if there is a material misstatement of results in the fiscal year of the grant.

Risk appetite framework

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Risk Appetite Framework consists of a risk capacity, risk appetite statement and key risk appetite measures. Together, application of the risk appetite statement and monitoring of the key risk appetite measures help to ensure the Bank stays within appropriate risk boundaries. The Bank’s Credit Risk Appetite further defines the Bank’s risk appetite with respect to lending, counterparty credit risk, and other credit risks (such as investments).

Core Deliverables are a key element of the Bank’s enterprise strategy. Core Deliverables are the things that the Bank must do on a daily basis to continue to be a leading bank. In particular, the following Core Deliverables inform the risk appetite statement:

1.	Maintain appropriate financial strength and liquidity.

•	Diversity, quality and stability of earnings

•	Focus on core businesses, with disciplined and selective strategic investments

•	Maintain capital adequacy

2.	Measure, monitor and manage all aspects of the Bank’s risk appetite and risk profile.

•	Dedicated attention to credit, market, liquidity, and operational risks

•	Careful consideration of reputational, environmental, and other risks

•	No tolerance for reputational risks that could affect our brand

3.	Meet the needs and expectations of our customers, employees, shareholders and other key stakeholders.

4.	Ensure a deep, diverse and engaged pool of talented Scotiabankers.

5.	Operate in an efficient, secure and compliant manner.

Key risk appetite measures provide clear levels of risk tolerance and risk limits, which are critical in implementing effective risk management. For major risks (credit, market, liquidity, and operational), the key risk appetite measures are supported by management level limit structures and controls. Management’s dedicated attention to these risks creates a focus on forward-looking activities that keeps the Bank within its risk appetite on an on-going basis.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Risk management tools

Effective risk management includes tools that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Policies and Limits

Policies

Establish the governance and risk management culture over the Bank’s risk-taking activities, and apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and new products are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

Global Risk Management is responsible for developing and maintaining an appropriate suite of risk management tools to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement tools include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, measuring risk exposures, determining credit risk ratings and parameters, and calculating economic and regulatory capital. The use of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee (for market risk, counterparty credit risk and liquidity risk models).

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, risk committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose mission is to provide enterprise-wide independent, objective assurance over the design and operation of the Bank’s controls and operational processes and to provide advisory services designed to improve the Bank’s operations.

Stress testing

The Bank’s stress testing programs draw upon the principles set out under guidelines issued by the Office of the Superintendent of Financial Institutions, in particular:

•	Guideline A-1 Capital Adequacy Requirements (Chapter 9 Stress Testing),

•	Guideline E-18 Stress Testing – Sound Business and Financial Practices, and

•	the Internal Capital Adequacy Assessment Process;

as well as international industry groups, in particular:

•	the Institute of International Finance (Governance for Strengthened Risk Management), and

•	the International Monetary Fund (Macrofinancial Stress Testing – Principles and Practices), and

•	the Bank for International Settlements Principles for sound stress testing practices and supervision.

Stress testing programs at both enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on income, capital and liquidity of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee. Where appropriate, the Board of Directors or the Risk Committee of the Board approves stress testing limits for certain risk factors, and receives reports on performance regularly.

Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk appetite. The stress testing programs are designed to capture a number of enterprise-wide stress scenarios with differing severities and time horizons which reflect Scotiabank’s risk profile. Recent scenarios include an OSFI Macro-Stress scenario and an internal China Deflationary Scenario. These scenarios included macro-economic variables, such as: liquidity and commodity price shocks, declining GDP, declining housing prices, volatile market conditions and other recessionary factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Principal risk types

The principal risk types, their governing documentation, and their applicability to risk appetite are outlined in the table below.

Risk Type	Governing Documentation	Application to Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Collective Allowance Policy for Performing Loans Residential Mortgage Underwriting Policy

Quantitative limits/tolerances:

•   Exposure to a single customer or group of related parties (limits differentiated by customer risk rating and security cover);

•   Country risk (exposure limits to control transfer/cross-border and sovereign default risks); and

•   Industry concentrations (exposure and risk adjusted concentration limits).

Market Risk	Market and Structural Risk Management Policy	Quantitative limits/tolerances, such as various VaR limits, stress test results, equity and debt investment exposures, and structural interest rate and foreign exchange exposures.
Liquidity and Funding Risk	Liquidity Risk and Collateral Management Policy

Quantitative limits/tolerances, such as:

•   Appropriate hold levels of unencumbered high quality liquid assets that can be readily sold or pledged;

•   Limits to control the maximum net cash outflow over specified short-term horizon; and

•   Diversification of funding by source, type of depositor, instrument, term and geographic market.

Other Risks
Operational Risk

Operational Risk Management Policy and Framework

Internal Control Policy

Fiduciary Risk Management Policy

Model Risk Management Policy

New Products and Services Risk Management Policy

Information Technology Risk Management Policy

Outsourcing & Other Arrangements Risk Management Policy

•   Systematic identification, measurement, mitigation and monitoring of operational risk, regardless of whether the risk is internal to the Bank or outsourced to a third party;

•   Minimization of residual operational risk; and

•   Expressed quantitatively by an aggregate loss limit.

Reputational Risk	Reputational Risk Policy Guidelines for Business Conduct Compliance Policy

•   Low tolerance for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	Environmental Policy	Consistency with the Equator Principles by requiring provisioning of project financing only to those projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.
Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies; also incorporates linkages to measuring progress against strategic priorities and implementation.
Insurance Risk	Insurance Risk Policy and Framework	Maintain minimal exposure to insurance risk; where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings, the risk assumed is diversified geographically and by product, and the majority is short-term.

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T46 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Economic equity is reported on a twelve month average basis, consistent with Return on Economic Equity.
(3)	Includes economic equity for goodwill and intangibles.
(4)	Risk-weighted assets (RWA) are as at October 31, 2015 as measured for regulatory purposes in accordance with the Basel III all-in approach.

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Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank. Credit risk includes settlement risk, suitability risk and wrong way risk.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	74
Credit Risk Management Framework
Risk measures	74
Corporate and commercial	75
Risk ratings	75
Adjudication	75
Credit Risk Mitigation-Collateral/Security	75
Traditional Non-Retail Products	75
Commercial/Corporate Real Estate	75
Traded products	76
Credit Risk Mitigation-Collateral/Security	76
Retail	76
Adjudication	76
Risk ratings	76
Credit Risk Mitigation-Collateral/Security	77
Credit Quality	22	T2 Financial highlights	14
Allowance for credit losses	24	T11 Provision for credit losses as a percentage of average loans and acceptances	23
Impaired loans	25	T12 Net charge-offs as a percentage of average loans and acceptances	23
		T63 Gross impaired loans by geographic segment	109
		T64 Provision against impaired loans by geographic segment	109
		T65 Cross-border exposure to select countries	109
		T66 Loans and acceptances by type of borrower	110
		T67 Off balance-sheet credit instruments	110
		T68 Changes in net impaired loans	111
		T69 Provision for credit losses	112
		T70 Provision for credit losses against impaired loans by type of borrower	112
		T71 Impaired loans by type of borrower	113
		T72 Total credit risk exposures by geography	113
		T73 AIRB credit risk exposures by maturity	113
		T74 Total credit risk exposures and risk-weighted assets	114

		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer Note 36 – Financial instruments – risk management in the consolidated financial statements)	199
Acquisition-related purchased loans	25
Risk diversification	25	C10 Well diversified in Canada and internationally – loans and acceptances	27
		C11 and in household and business lending – loans and acceptances	27
		T62 Loans and acceptances by geography	108
Risk mitigation	25
Overview of loan portfolio	26	T17 European exposure	28
Oil and gas	26	T18 Funded exposures	29
Puerto Rico	26	T19 Bank’s exposure distribution by country	29
Residential mortgages	26	T20 Indirect exposures	30
Loans to Canadian condominium developers	28
European exposures	28
Financial instruments	52	T38 Mortgage-backed securities	53
		T39 Collateralized debt obligations (CDOs)	53

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Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 66.6%, United States 6.4%, Mexico 3.9%, Peru 3.6%, Chile 3.5%, Colombia 1.9%, and Other 14.1%). Financial Services, constitutes 4.5% of overall gross exposures (before consideration of collateral) and was $21 billion, a decrease of $1 billion from October 31, 2014. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2015 increased to $473 billion versus $438 billion as of October 31, 2014, with growth in the portfolio mainly driven by Personal, and Business and Government Lending. Residential mortgages were $217 billion as at October 31, 2015, with 88% in Canada. The corporate loan book, which accounts for 35% of the total loan book, is composed of 55% of loans with an investment grade rating as of October 31, 2015, unchanged from October 31, 2014.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite annually and Credit Risk Policy biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities;

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which a summary of exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

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Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking and Global Banking and Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 30 on page 46.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes. Global Risk Management (GRM) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during Loan Modifications, Loan Workouts and Troubled Debt Restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, or GRM Real Estate,

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there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation  –  collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 90% of the credit risk. Approximately 40% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2015. No individual exposure to an investment grade bilateral counterparty exceeded $1,200 million and no individual exposure to a corporate counterparty exceeded $610 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

All credit scoring and policy changes are initiated by units within Global Risk Management that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

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The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation  –  collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisal’s (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

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Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	79
Interest rate risk	79
Credit spread risk	79
Foreign currency risk	79
Equity risk	79
Commodity risk	79
Market risk governance	79
Risk measurement summary	79
Value at risk	79
Incremental risk charge and comprehensive risk measure	80
Stress testing	80
Sensitivity analysis	80
Gap analysis	80
Validation of market risk models	80
Non-trading market risk	80-81
Interest rate risk		C30 Interest rate gap	81
		T47 Interest rate gap	81
		T48 Structural interest rate sensitivity	82
Foreign currency risk	82
Investment portfolio risks	82
Trading market risk	82-83	T49 Total one-day VaR by risk factor	82
		C31 Trading revenue distribution	83
		C32 Daily trading revenue vs. VaR	83
Market risk linkage to balance sheet	84	T50 Market risk linkage to balance sheet of the Bank	84
Derivative instruments and structured transactions	84
Derivatives	84
Structured transactions	84
European exposures	28-30	T17 European exposure	28
		T18 Funded exposures	29
		T19 Bank’s exposure distribution by country	29
Market risk	48	T35 Total market risk capital	49
Financial instruments	52-53	T38 Mortgage-backed securities	53
		T39 Collateralized debt obligations (CDOs)	53

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Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through maximum net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both commodity physical and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign Currency risk Equity risk Commodity risk

Market Risk Governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk Measurement Summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses a Monte Carlo simulation. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

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All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM)

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists. The Board reviews sensitivity results quarterly.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour. The Board reviews gap results quarterly.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions

•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets biweekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

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Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. repricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. Table 47 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The annual income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances.

Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table 48 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholder’s equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2015, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase after-tax net income by approximately $242 million over the next 12 months. During fiscal 2015, this measure ranged between $84 million and $242 million.

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $489 million. During fiscal 2015, this measure ranged between $314 million and $603 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C30	Interest rate gap

$ billions, one-year interest rate gap

T47 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2015 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$209.9	$39.4	$132.2	$5.0	$386.5
Liabilities	$209.4	$55.3	$109.3	$12.5	$386.5
Gap	$0.5	$(15.9)	$22.9	$(7.5)	$–

Foreign currencies
Assets	$313.7	$25.4	$50.3	$80.6	$470.0
Liabilities	$289.8	$38.6	$35.5	$106.1	$470.0
Gap	$23.9	$(13.2)	$14.8	$(25.5)	$–

Total
Gap	$24.4	$(29.1)	$37.7	$(33.0)	$–
As at October 31, 2014
Gap	$30.6	$(20.8)	$18.0	$(27.8)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

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T48 Structural interest sensitivity(1)

	2015		2014

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates
Non-trading risk	$(489)	$242	$(498)	$179
100bp decrease in rates
Non-trading risk	$419	$(73)	$474	$(52)
(1)	Corresponding with the current low interest rate environment, the annual income sensitivity for CAD, U.S., EUR and GBP exposures is measured using a 25 basis point decline. Prior period amounts have been restated to reflect this change.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2015, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $60 million (October 31, 2014 – $49 million) in the absence of hedging activity, primarily from the exposure to U.S. dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2015, there were two theoretical profit/loss exceptions due to declines in North American interest rates, and widening credit spreads. There were no actual profit/loss exceptions.

In fiscal 2015, the total one-day VaR for trading activities averaged $11.3 million, compared to $20.8 million in 2014. The decrease was due substantially to a model enhancement to the treatment of credit spreads in VaR.

T49 Total one-day VaR by risk factor

	2015				2014

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$10.6	$9.0	$15.2	$6.3	$8.6	$13.1	$22.1	$8.2
Credit Spread	8.1	7.8	10.1	5.8	8.1	9.6	12.4	7.6
Interest Rate	4.3	4.4	7.9	2.7	4.2	9.3	18.1	4.2
Equities	4.1	2.5	10.7	1.1	2.2	2.6	5.9	1.5
Foreign Exchange	0.8	1.1	3.2	0.4	0.9	0.9	1.9	0.4
Commodities	2.0	4.0	5.6	1.9	3.2	2.8	5.5	1.6
Debt Specific	7.4	5.5	20.7	3.9	20.4	15.8	22.2	11.1
Diversification Effect	(12.9)	(10.8)	N/A	N/A	(12.8)	(14.5)	N/A	N/A
All-Bank VaR	$11.9	$11.3	$23.0	$8.2	$22.5	$20.8	$27.3	$16.0
All-Bank Stressed VaR	$22.3	$24.4	$36.9	$17.4	$38.7	$32.9	$40.3	$25.3

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The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2015, the total one-day Stressed VaR for trading activities averaged $24.4 million compared to $32.9 million in 2014. The decrease was primarily due to a model enhancement to the treatment of credit spreads in VaR.

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture obligor default and migration risk. On October 31, 2015 the market risk capital requirements for IRC and CRM were $488 million and $201 million respectively.

Description of Trading Revenue Components and graphical comparison of VaR to daily P&L

Chart 31 shows the distribution of daily trading revenue for fiscal 2015 and Chart 32 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $6.1 million per day, compared to $6.0 million for 2014. Revenue was positive on 95% of trading days during the year, unchanged from 2014. During the year, the largest single day trading loss was $12.0 million which occurred on September 30, 2015, and was lower than the total VaR of $14.1 million on the same day.

C31	Trading revenue distribution

Year ended October 31, 2015

C32	Daily trading revenue vs. VaR

$ millions, November 1, 2014 to October 31, 2015

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Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in Table 50 below.

T50 Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure

As at Oct 31, 2015 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,550	$10,550	$–	$–	n/a
Trading assets	99,140	99,140	–	–	n/a
Financial instruments designated at fair value through profit or loss	320	–	320	–	Interest rate
Derivative financial instruments	41,003	36,131	4,872	–	Interest rate, FX, equity
Investment securities	43,216	–	43,216	–	Interest rate, equity
Loans	458,628	–	458,628	–	Interest rate, FX
Assets not subject to market risk(1)	203,640	–	–	203,640	n/a
Total assets	$856,497	$145,821	$507,036	$203,640

Deposits	$600,919	$–	$572,766	$28,153	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,486	–	1,486	–	Interest rate, equity
Obligations related to securities sold short	20,212	20,212	–	–	n/a
Derivative financial instruments	45,270	41,988	3,282	–	Interest rate, FX, equity
Trading liabilities(2)	7,812	7,812	–	–	n/a
Retirement and other benefit liabilities	2,054	–	2,054	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,265	–	–	125,265	n/a
Total liabilities	$803,018	$70,012	$579,588	$153,418

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure

As at Oct 31, 2014 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,286	$7,286	$–	$–	n/a
Trading assets	113,248	113,248	–	–	n/a
Financial instruments designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	33,439	31,401	2,038	–	Interest rate, FX, equity
Investment securities	38,662	–	38,662	–	Interest rate, equity
Loans	424,309	–	424,309	–	Interest rate, FX
Assets not subject to market risk(1)	188,611	–	–	188,611	n/a
Total assets	$805,666	$151,935	$465,120	$188,611

Deposits	$554,017	$–	$526,929	$27,088	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	465	–	465	–	Interest rate, equity
Obligations related to securities sold short	27,050	27,050	–	–	n/a
Derivative financial instruments	36,438	34,992	1,446	–	Interest rate, FX, equity
Trading liabilities(2)	4,571	4,571	–	–	n/a
Retirement and other benefit liabilities	2,095	–	2,095	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	131,819	–	–	131,819	n/a
Total liabilities	$756,455	$66,613	$530,935	$158,907

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the

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credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2015, unencumbered liquid assets were $198 billion (October 31, 2014 – $183 billion). Securities including NHA mortgage-backed securities, comprised 63% of liquid assets (October 31, 2014 – 68%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 37% (October 31, 2014 – 32%). The increase in liquid assets was mainly attributable to an increase in cash and deposits with central banks, precious metals, deposits with financial institutions, and government debt securities.

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The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2015. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T51 Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2015 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	3,255	7,444	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Securities
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other securities	52,396	55,752	108,148	65,405	–	42,743	–
Loans
NHA mortgage-backed securities(2)	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Total	$238,357	$106,947	$345,304	$135,041	$12,072	$198,191	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2014 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Securities
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other securities	55,868	44,195	100,063	52,586	–	47,477	–
Loans
NHA mortgage-backed securities(2)	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Total	$231,656	$103,195	$334,851	$144,711	$6,746	$183,394	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

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A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T52 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2015	2014
Bank of Nova Scotia (Parent)	$151,868	$141,999
Bank domestic subsidiaries	20,374	23,583
Bank foreign subsidiaries	25,949	17,812
Total	$198,191	$183,394

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T53 Asset Encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2015 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	3,255	7,444	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Liquid securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other liquid securities	52,396	55,752	108,148	65,405	–	42,743	–
Other securities	5,797	3,313	9,110	2,806	–	–	6,304
Loans classified as liquid assets:
NHA mortgage-backed securities	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Other loans	439,207	–	439,207	10,904	41,492	9,134	377,677
Other financial assets(4)	145,063	(80,907)	64,156	5,299	–	–	58,857
Non-financial assets	28,073	–	28,073	–	–	–	28,073
Total	$856,497	$29,353	$885,850	$154,050	$53,564	$207,325	$470,911

				Encumbered assets		Unencumbered assets

As at October 31, 2014 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Liquid securities:
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other liquid securities	55,868	44,195	100,063	52,586	–	47,477	–
Other securities	9,759	4,840	14,599	3,291	–	–	11,308
Loans classified as liquid assets:
NHA mortgage-backed securities	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Other loans	395,554	–	395,554	11,625	38,435	10,358	335,136
Other financial assets(4)	144,019	(86,166)	57,853	2,748	–	–	55,105
Non-financial assets	24,678	–	24,678	–	–	–	24,678
Total	$805,666	$21,869	$827,535	$162,375	$45,181	$193,752	$426,227

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2015 total encumbered assets of the Bank were $208 billion (October 31, 2014 – $208 billion). Of the remaining $678 billion (October 31, 2014 – $620 billion) of unencumbered assets, $207 billion (October 31, 2014 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide an additional $647 million or $803 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

The OSFI Liquidity Adequacy Requirements (LAR) issued in May 2014 became effective in January 2015. The LAR guidelines are aligned with the Basel Committee’s international framework for liquidity risk management. LAR includes the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF), along with other liquidity monitoring metrics prescribed by OSFI. Disclosure of the three-month average LCR commenced in the second quarter of 2015.

In October 2014, BCBS released its final document on the Net Stable Funding Ratio (NSFR), which was followed in June 2015 by the Net Stable Funding Ratio Disclosure Standards. The NSFR will become a minimum standard by January 1, 2018, and its public disclosure will commence in the first reporting period thereafter. The Bank continues to monitor developments related to liquidity requirements.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30 day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

OSFI’s LAR stipulates that banks must maintain an adequate level of unencumbered, high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

The HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, based on guidelines from the LAR. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2015, based on month-end LCR calculations for August, September and October.

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T54 Bank’s average LCR

For the quarter ended October 31, 2015 ($ millions)	Total unweighted value (Average)(1)	Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$145,859
Cash outflows
Retail deposits and deposits from small business customers, of which:	$151,335	10,274
Stable deposits	71,437	2,284
Less stable deposits	79,898	7,990
Unsecured wholesale funding, of which:	148,617	82,722
Operational deposits (all counterparties) and deposits in networks of cooperative banks	34,505	8,336
Non-operational deposits (all counterparties)	89,711	49,985
Unsecured debt	24,401	24,401
Secured wholesale funding	*	33,592
Additional requirements, of which:	173,663	42,133
Outflows related to derivative exposures and other collateral requirements	28,819	16,912
Outflows related to loss of funding on debt products	4,348	4,348
Credit and liquidity facilities	140,496	20,873
Other contractual funding obligations	4,190	2,435
Other contingent funding obligations(3)	457,402	7,598
Total cash outflows	*	$178,754
Cash inflows
Secured lending (e.g. reverse repos)	$101,924	$26,966
Inflows from fully performing exposures	22,683	14,366
Other cash inflows	19,948	19,948
Total cash inflows	$144,555	$61,280

		Total adjusted value(4)
Total HQLA	*	$145,859
Total net cash outflows	*	$117,474
Liquidity coverage ratio (%)	*	124%

For the quarter ended July 31, 2015 ($ millions)		Total adjusted value(4)
Total HQLA	*	$140,147
Total net cash outflows	*	$110,316
Liquidity coverage ratio (%)	*	127%

*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA continues to be substantially comprised of Level 1 assets (as defined in the LAR guideline). The decline in the Bank’s average LCR for the quarter ended October 31, 2015 versus the average for the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $251 billion as at October 31, 2015 (October 31, 2014 – $231 billion). The increase since October 31, 2014, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $137 billion (October 31, 2014 – $123 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds. The increase since October 31, 2014, was primarily due to foreign exchange movement.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds and Canadian NHA MBS), and of unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the same type of run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T55 Wholesale funding(1)

As at October 31, 2015 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$3,553	$904	$343	$211	$122	$5,133	$88	$80	$–	$5,301
Bearer deposit notes, commercial paper and certificate of deposits	13,255	18,281	41,886	12,611	3,113	89,146	4,023	962	36	94,167
Asset-backed commercial paper(3)	1,720	3,920	1,648	–	–	7,288	–	–	–	7,288
Medium term notes and deposit notes	390	2,365	7,565	6,149	1,837	18,306	16,926	33,674	9,929	78,835
Asset-backed securities	–	1	–	1	500	502	661	1,042	440	2,645
Covered bonds	–	–	–	–	2,615	2,615	5,909	11,359	2,473	22,356
Mortgage securitization(4)	–	1,208	794	997	829	3,828	4,100	6,214	5,632	19,774
Subordinated debentures(5)	19	59	64	3	6	151	–	20	6,626	6,797
Total wholesale funding sources	$18,937	$26,738	$52,300	$19,972	$9,022	$126,969	$31,707	$53,351	$25,136	$237,163

Of Which:

Unsecured funding	$17,217	$21,610	$49,858	$18,974	$5,078	$112,737	$21,037	$34,735	$16,591	$185,100
Secured funding	1,720	5,128	2,442	998	3,944	14,232	10,670	18,616	8,545	52,063

As at October 31, 2014 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,417	$755	$514	$104	$153	$6,943	$96	$117	$–	$7,156
Bearer deposit notes, commercial paper and certificate of deposits	9,111	24,400	33,152	15,192	3,913	85,768	8,567	1,103	121	95,559
Asset-backed commercial paper(3)	3,691	2,609	32	–	–	6,332	–	–	–	6,332
Medium term notes and deposit notes	3,127	6,266	2,953	2,294	5,499	20,139	12,026	30,448	7,317	69,930
Asset-backed securities	–	1	279	–	1	281	507	794	523	2,105
Covered bonds	2,254	–	1,408	–	2,817	6,479	2,254	8,205	2,158	19,096
Mortgage securitization(4)	–	616	779	696	392	2,483	3,869	8,526	5,356	20,234
Subordinated debentures(5)	16	16	53	45	29	159	–	–	5,288	5,447
Total wholesale funding sources	$23,616	$34,663	$39,170	$18,331	$12,804	$128,584	$27,319	$49,193	$20,763	$225,859

Of Which:

Unsecured funding	$17,671	$31,437	$36,672	$17,635	$9,594	$113,009	$20,689	$31,668	$12,726	$178,092
Secured funding	5,945	3,226	2,498	696	3,210	15,575	6,630	17,525	8,037	47,767

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in T56 Contractual maturities. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $198 billion as at October 31, 2015 (October 31, 2014 – $183 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2015, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs.

The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $433 million in 2015 (2014 – $392 million). The increase primarily reflects higher contractual rents, business growth, the impact of foreign exchange and operational restructuring.

Two major outsourcing contracts have been entered into by the Bank. Both are cancellable with notice.

The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for the Canadian operations, Mexico and Caribbean & Central America was renewed earlier in 2013, for a further 5 year period.

The second is a five-year contract with options for renewal with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities and cheque services across Canada.

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T56 Contractual maturities

	As at October 31, 2015

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$65,315	$1,367	$477	$593	$567	$593	$892	$7	$14,666		$84,477
Trading assets	6,595	6,148	4,580	3,467	1,177	6,599	12,665	19,759	38,150		99,140
Financial instruments designated at fair value through profit or loss	–	–	66	–	–	–	16	–	238		320
Securities purchased under resale agreement and securities borrowed	65,182	11,121	5,738	2,003	3,268	–	–	–	–		87,312
Derivative financial instruments	2,789	2,412	1,580	1,168	1,479	3,761	9,541	18,273	–		41,003
Investment securities	1,292	2,215	4,006	2,059	2,140	7,534	16,648	4,299	3,023		43,216
Loans	25,763	24,120	27,190	23,976	24,561	71,989	181,600	32,772	46,657		458,628
Residential mortgages	3,120	5,695	11,584	11,690	11,570	43,088	108,597	20,366	1,788	(1)	217,498
Personal and credit cards	2,456	1,732	2,577	2,607	2,500	10,146	19,563	5,719	44,177		91,477
Business and government	20,187	16,693	13,029	9,679	10,491	18,755	53,440	6,687	4,889	(2)	153,850
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,197)		(4,197)
Customers’ liabilities under acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Other assets	–	–	–	–	–	–	–	–	32,105		32,105
Liabilities and equity
Deposits	$54,015	$50,230	$67,936	$33,177	$19,993	$50,181	$68,116	$17,118	$240,153		$600,919
Personal	6,506	7,960	8,938	8,303	7,186	15,762	16,646	326	118,417		190,044
Non-personal	47,509	42,270	58,998	24,874	12,807	34,419	51,470	16,792	121,736		410,875
Financial instruments designated at fair value through profit or loss	–	18	–	–	7	9	648	804	–		1,486
Acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Obligations related to securities sold short	52	50	208	162	223	2,530	5,425	7,851	3,711		20,212
Derivative financial instruments	3,767	2,196	1,912	1,182	1,241	3,786	11,109	20,077	-		45,270
Obligations related to securities sold under repurchase agreements and securities lent	60,814	8,232	4,483	332	3,154	–	–	–	–		77,015
Subordinated debentures	–	–	–	–	–	–	–	6,182	–		6,182
Other liabilities	867	1,535	358	533	307	878	2,444	3,803	30,913		41,638
Total equity	–	–	–	–	–	–	–	–	53,479		53,479
Off-Balance sheet commitments
Operating leases	$27	$57	$83	$81	$80	$285	$595	$546	$–		$1,754
Credit commitments(3)	6,633	6,588	16,985	16,264	18,052	20,335	76,660	4,878	5		166,400
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,865		31,865
Outsourcing obligations	19	36	51	50	50	183	225	4	1		619

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2014

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial instruments designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreement and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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Other Risks

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

In fiscal 2015, operational risk losses continue to be within the Bank’s risk appetite.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves biennially the Bank’s Operational Risk Management Policy;

–

A senior level Operational Risk Committee comprised of Heads of business lines and key control functions, and chaired by the Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;

–	Executive management with clearly defined areas of responsibility;

–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has a standard inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk is difficult to quantify in a fulsome and accurate manner, due to the nature of operational risk itself. Operational risk is often included with or is a by-product of another form of risk and is not taken on intentionally. Tools for operational risk management and measurement continue to evolve across the global financial services industry. There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel framework – The Standardized Approach and the Advanced Measurement Approach (AMA). The Bank continues to use the Standardized Approach and will implement AMA, when approved by OSFI.

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•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s AMA capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•

The Bank is exposed to ever increasing cyber risks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption such as breaches of cyber security. With this in mind, the Bank has implemented a robust and continuously evolving cyber security program to keep pace with the evolving threats. While the Bank’s computer systems continue to be subject to cyber-attack attempts, the countermeasures in place remain effective. Scotiabank has not experienced material breaches of cyber security. The Bank continues to actively monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices and implementing additional controls as required, to mitigate these risks.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

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Environmental risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 66.

In the area of project finance, the Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. The Equator Principles help financial institutions determine, assess and manage environmental and social risk. The principles apply to project finance loans and advisory assignments where total capital costs exceed US$10 million, and to certain project-related corporate loans. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against the use of child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings from an environmental perspective. In addition, recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. Since 2012, GHG emissions data for the branch network and corporate offices has been externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it is guided by an Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its practices in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy. These include: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; an auto loan product for hybrid, electric and clean diesel vehicles; an Energy and Agriculture Commodities group, which assists corporate clients by providing liquidity and hedge solutions in the carbon market; and an eco-home renovation program.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. For further information, you may access the Bank’s annual Corporate Social Responsibility report at http://www.scotiabank.com/ca/common/csr/pdf/Scotiabank_2014_Corporate_Social_Responsibility_Report.pdf.

Insurance risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business subsidiaries has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance subsidiaries maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

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Strategic risk

Strategic risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive Strategy Report is prepared that summarizes the Bank’s key strategic considerations, and is presented by the President and Chief Executive Officer to the Board of Directors for their review and approval.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 127.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2015, the Bank’s management, with the participation of the President and Chief Executive Officer and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2015.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October  31, 2015.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 137 to 149 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates, assumptions and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were higher in 2015 than in 2014, driven primarily by higher provisions in international banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed methodology, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default

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factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the methodology would indicate an increase or decrease to the quantitative estimate of approximately $73 million (2014 – $74 million).

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies, and a component for the imprecision inherent in the methodology and parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2015, was $3,260 million, an increase of $404 million from a year earlier. The increase was primarily due to changes in credit quality and an increase in collective allowance against performing loans of $60 million to support the growing loan portfolio. Of the collective allowance amount, $644 million is attributable to business and government performing loans, with the remainder allocated to personal lending and credit cards ($1,941 million) and residential mortgages ($675 million). These amounts for personal lending and credit cards, and for residential mortgages include allowances for both performing and impaired loans.

As noted above, the individual allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by Executive Management and/or key risk committees.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs. The methodology for the calculation of valuation reserves are reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $27 million as at October 31, 2015, (2014 – $113 million), net of any write-offs. These valuation adjustments are due mainly to credit risk considerations and bid-offer spreads on derivative transactions.

As at October 31, 2015, a funding valuation adjustment (FVA) of $42 million pre-tax (2014 – $30 million) was recorded relating to uncollateralized derivative instruments.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

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The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 7 on page 154. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T57 Fair value hierarchy of financial instruments carried at fair value

	Assets			Liabilities
Fair value hierarchy As at October 31, 2015	Trading assets (incl. precious metals)	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	52%	59%	5%	84%	3%
Level 2	47%	37%	95%	16%	96%
Level 3	1%	4%	–%	–%	1%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2015, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,058 million (2014 – $1,259 million), and the gross unrealized losses were $291 million (2014 – $123 million). Net unrealized gains were therefore $767 million (2014 – $1,136 million) before hedge amounts. The net unrealized gains after hedge amounts were $267 million (2014 – $847 million).

At October 31, 2015, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $191 million (2014 – $90 million). This unrealized loss was comprised of $24 million (2014 – $23 million) in debt securities, $164 million (2014 – $59 million) related to preferred shares and $3 million (2014 – $8 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The management assumption with the greatest potential impact is the discount rate. This rate is used for measuring the benefit obligation and is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. This discount rate must also be used to determine the annual benefit expense. If the assumed discount rate was 1% lower, the benefit expense for 2015 would have been $208 million higher. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

During the year the Bank made changes to its current Canadian pension arrangements (discussed in note 28 of the 2015 consolidated financial statements on page 189) which resulted in a decrease of $204 million (pre-tax) to the benefit expense and pension liability of the Bank’s main pension plan.

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $498 million in its principal pension plans as disclosed in Note 28 to the consolidated financial statements on pages 187 to 191.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income.

Note 28 on pages 187 to 191 of the 2015 consolidated financial statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax

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legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $539 million as at October 31, 2015 (October 31, 2014 – $620 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounted to $166 million (2014 – $338 million). The amount related to unrecognized tax losses was $24 million, which will expire as follows: $20 million in 2018 and beyond and $4 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Note 27 on pages 185 to 187 of the 2015 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters into arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 49 and 50 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the investor’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change.

Management is required to exercise judgement to determine if a change in control event has occurred.

During 2015, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 15 to the consolidated financial statements (on pages 171 to 173) and in the discussion of off-balance sheet arrangements (on pages 49 and 50), the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Equity investment in hyper-inflationary country

Venezuela has been designated as hyper-inflationary and measures of foreign exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

As at October 31, 2015, the Bank’s total net investment in Banco del Caribe of $30 million, along with monetary assets, comprising of cash and dividend receivable was translated at the SIMADI exchange rate of 1 USD to 198 VEF. These amounts were previously measured at SICAD II rate of 1 USD to 52 VEF.

As a result the Bank recorded a reduction in the carrying value of the investment in associates of $24 million with a corresponding decrease to OCI. The Bank has also recognized foreign exchange losses of $5 million in the Consolidated Statement of Income as other operating income, in relation to the monetary assets.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

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Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing purposes reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for each CGU. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2015, and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology as at July 31, 2015, and no impairment was determined to exist.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Recently adopted standards and future accounting developments

Changes in accounting policies during the year

The Bank has adopted the following amended accounting standards issued by the IASB effective November 1, 2014. The new accounting policies used by the Bank have been described below:

Presentation of own credit risk (IFRS 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value through profit or loss, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior period comparatives have not been restated. The impact of this change on opening retained earnings was an increase of $5 million and on accumulated other comprehensive income was a decrease of $5 million.

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Levies (IFRIC 21)

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Novation of derivatives and continuation of hedge accounting (IAS 39)

The amendment to IAS 39 adds a limited exception to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. The amendment did not have a significant impact to the Bank.

Financial instruments: presentation (IAS 32)

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

Disclosures for non-financial assets (IAS 36)

The IASB issued narrow-scope amendments to the disclosure requirements in IAS 36, Impairment of Assets, to require additional disclosures for an individual asset or cash-generating unit for which a material impairment loss has been recognized or reversed where its determination is based on fair value less costs of disposal (FVLCOD). If there has been a change in the valuation technique, the Bank is also required to disclose the reason for making the change. No additional disclosure was made as a result of this amendment since the Bank did not recognize or reverse an impairment loss for non-financial assets where the recoverable amount was determined based on FVLCOD.

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Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2017

Financial instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging. The Bank is required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit risk of liabilities designated at fair value through profit or loss, which the Bank early adopted effective November 1, 2014.

(For a description of the changes in requirements please refer to Note 5 of the 2015 consolidated financial statements on page 151).

The Bank launched an enterprise wide IFRS 9 adoption project which is governed by an executive steering committee comprising of senior levels of management from all relevant departments including risk management, finance, and the business units. Project milestones and deliverables are monitored and reported on a regular basis. Given the size and complexity of the project appropriate resources have been assigned. The Bank continues to assess the business impact of the new requirements.

Impairment

The adoption of IFRS 9 will have a significant impact on the Bank’s impairment methodology. The IFRS 9 expected credit loss (ECL) model is more forward looking than the IAS 39 impairment model. The overall strategy in implementing the new requirements is to leverage existing credit models (including those under Basel) and processes to the extent possible and develop new models and systems to meet the incremental requirements of IFRS9. While most of the Bank’s loan portfolios use advanced credit models, for certain portfolios the Bank will develop new methodologies and models taking into account the size and complexity of the portfolios.

The identification, evaluation and interpretation of key new concepts for impairment under IFRS 9 include the determination of significant increase in credit risk and the need to incorporate macro-economic, forward looking information. This means that application of the standard will require considerable judgment as to how changes in macro-economic factors will affect ECLs.

Classification and Measurement, and Hedging

The basis of measurement for the Bank’s financial assets may change.

The Bank is currently completing detailed reviews of its business models and the cash flow characteristics of its portfolio holdings to assess the scope and magnitude of the impact.

The Bank is permitted to defer the adoption of the hedge accounting requirements of the standard to a future period and it has not yet confirmed its decision on whether to exercise this option.

Effective November 1, 2018

Revenue from contracts with customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2018, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meet the definition of financial instruments and remain out of scope. The areas of focus for the Bank will be fees and commission revenues from wealth management and other banking services.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Taxpayer Protection and Bank Recapitalization Regime and Proposed Tax Rules

On April 21, 2015, the Federal Government confirmed its intention to implement a “bail-in” regime, “Taxpayer Protection and Bank Recapitalization Regime”, for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The Federal Government intends to introduce legislative amendments to enhance the resolution toolkit for D-SIBs, including implementation of the framework for the Taxpayer Protection and Bank Recapitalization Regime, with associated regulations and guidelines to follow. This proposal, introduced in August 2014, is aimed at ensuring that (i) taxpayers are protected from having to bail out a D-SIB in the highly unlikely event of such an institution’s failure; and (ii) Canada’s financial system remains strong by clarifying a bank’s shareholders and creditors are responsible for bearing losses, thereby giving them stronger incentives to monitor the bank’s risk-taking activities. The proposed regime would only apply to certain unsecured debt and not to customer deposits, and would include a statutory conversion power which would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized and these proposed changes could adversely impact the Bank’s cost of funding.

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Federal Budget Proposal

The 2015 Canadian Federal Budget proposed tax rules for synthetic equity arrangements which if enacted, would impact the tax deductibility of Canadian dividends paid or payable after October 31, 2015, in certain circumstances. On July 31, 2015, the Department of Finance (Canada) issued draft legislation which included certain modifications to the rules. While the Bank continues to assess the impact of this proposal, these proposed tax rules are not expected to materially affect the Bank’s overall financial results.

Dodd-Frank Act

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has developed an enterprise wide compliance program to meet the requirements of the Volcker Rule, which became effective on July 21, 2015. These impacts are not expected to materially affect the Bank’s overall financial results.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. Regulation YY implements certain provisions of section 165 that require the Federal Reserve Board to establish enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion. With respect to foreign banking organizations, the overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S., has established a U.S. Risk Committee and will work to help ensure compliance with the final rule by the effective date of July 2016. The Bank is not currently required to form a U.S. intermediate holding company under the final rule.

On August 5, 2015, the US Securities and Exchange Commission (“SEC”) took several steps toward completing its regulatory framework for security-based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The registration date has not been set and is dependent on additional rulemaking by the SEC. The Bank, which is currently registered as a swap dealer with the Commodity Futures Trading Commission, anticipates that it will be required to register as a security-based swap dealer with the SEC.

The Foreign Account Tax Compliance Act (FATCA)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and, in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Implementation of the CRS is scheduled to commence in January 2016 in countries that have signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these have signed on as early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience. The Bank will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

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Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer, including Group Heads, and the Chief Financial Officer.

T58 Compensation of the Bank key management personnel

For the year ended October 31 ($ millions)	2015	2014
Salaries and cash incentives(1)	$13	$17
Equity-based payment(2)	20	25
Pension and other benefits(1)	3	3
Total	$36	$45

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 26 – Share-based payments for further details of these plans.

Loans and deposits of key management personnel

T59 Loans and deposits of key management personnel

As at October 31 ($ millions)	2015	2014
Loans	$5	$4
Deposits	$3	$5

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $182.9 million as at October 31, 2015 (October 31, 2014 – $9.4 million) while actual utilized accounts were $6.7 million (October 31, 2014 – $3.4 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T60 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2015	2014
Net income / (loss)	$(27)	$11
Loans	747	553
Deposits	187	223
Guarantees and commitments	$84	$75

Scotiabank principal pension plan

The Bank manages assets of $2.0 billion (October 31, 2014 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (October 31, 2014 – $4 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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SUPPLEMENTARY DATA

Geographic information

T61 Net income by geographic segment

	2015								2014								2013

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total
Net interest income	$6,458	$472	$1,246	$1,077	$554	$677	$2,631	$13,115	$6,219	$440	$1,180	$935	$407	$726	$2,443	$12,350	$5,706	$461	$1,048	$895	$357	$657	$2,311	$11,435
Non-interest income	6,272	882	561	601	231	372	2,163	11,082	7,071	810	599	534	226	391	2,049	11,680	5,731	746	578	493	236	336	2,239	10,359
Provision for credit losses	728	6	260	266	108	246	268	1,882	662	6	240	267	74	145	309	1,703	472	38	130	246	101	102	199	1,288
Non-interest expenses	6,936	507	1,160	744	431	541	2,745	13,064	6,986	513	1,154	645	348	556	2,495	12,697	6,441	464	1,050	628	332	484	2,414	11,813
Provision for income taxes	1,038	267	27	195	24	84	401	2,036	1,156	237	35	175	16	141	340	2,100	956	190	61	166	16	132	362	1,883
Total	$4,028	$574	$360	$473	$222	$178	$1,380	$7,215	$4,486	$494	$350	$382	$195	$275	$1,348	$7,530	$3,568	$515	$385	$348	$144	$275	$1,575	$6,810
Corporate adjustments								(2)								(232)								(200)
Net income								$7,213								$7,298								$6,610

T62 Loans and acceptances by geography(1)

						Percentage mix

As at October 31 ($ billions)	2015	2014	2013	2012	2011	2015	2011
Canada
Atlantic provinces	$25.6	$25.5	$23.5	$21.5	$19.6	5.4%	6.0%
Quebec	28.5	27.7	27.5	22.3	20.5	6.0	6.2
Ontario	150.7	145.1	143.2	123.7	109.7	31.8	33.3
Manitoba and Saskatchewan	16.5	15.1	13.6	11.5	10.4	3.5	3.1
Alberta	49.6	46.3	43.2	36.7	33.9	10.5	10.3
British Columbia	44.5	43.0	40.9	35.2	32.2	9.4	9.8
	315.4	302.7	291.9	250.9	226.3	66.6	68.7
U.S.	30.2	23.5	20.0	20.7	16.7	6.4	5.1
Mexico	18.6	16.0	12.9	10.7	10.3	3.9	3.1
Peru	17.0	13.3	11.4	10.1	8.1	3.6	2.5
Chile	16.4	13.9	13.1	12.6	11.2	3.5	3.4
Colombia	8.7	9.1	7.7	6.7	0.2	1.9	0.1
Other International
Latin America	6.7	5.3	4.6	3.6	9.0	1.4%	2.7%
Europe	9.3	6.3	6.4	6.0	8.7	2.0	2.6
Caribbean and Central America	31.8	27.7	27.0	25.9	17.8	6.7	5.4
Asia and Other	19.0	20.0	21.1	17.2	21.1	4.0	6.4
	66.8	59.3	59.1	52.7	56.6	14.1	17.1
	$473.1	$437.8	$416.1	$364.4	$329.4	100.0%	100.0%
Total allowance for loan losses(2)	(4.2)	(3.6)	(3.3)	(3.0)	(2.7)
Total loans and acceptances net of allowance for loan losses	$468.9	$434.2	$412.8	$361.4	$326.7

(1)	Prior periods have been restated to reflect the current period presentation.
(2)	Total allowance includes a collective allowance on performing loans of $1,404 million in 2015 and $1,272 million for previous years.
The	increase reflects an overall increase in the collective allowance of $60 million and a $72 million reallocation from reserves against unfunded commitments and other off-balance-sheet items.

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T63 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2015(1)	2014(1)(2)	2013(1)	2012(1)	2011(1)
Canada	$1,189	$1,116	$1,022	$1,182	$1,168
U.S.	11	11	184	139	8
Mexico	271	314	223	145	152
Peru	603	423	326	266	230
Chile	405	381	440	520	614
Colombia	356	332	179	38	–
Other International	1,823	1,623	1,327	1,332	1,229
Total	$4,658	$4,200	$3,701	$3,622	$3,401

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

T64 Provision against impaired loans by geographic segment

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2012(1)	2011(1)
Canada	$727	$662	$473	$517	$621
U.S.	6	6	38	20	(12)
Mexico	260	240	130	91	144
Peru	265	267	244	180	80
Chile	108	74	100	82	64
Colombia	247	146	101	22	–
Other International	269	308	202	240	242
Total	$1,882	$1,703	$1,288	$1,152	$1,136

(1)	Prior period amounts have been restated to conform with current period presentation.

T65 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2014 Total
							2015 Total
Asia
China	$5,225	$1,624	$248	$451	$635	$66	$8,248	$9,087
India	2,416	711	–	6	–	11	3,144	3,323
Thailand	101	47	497	–	2,415	15	3,074	2,670
South Korea	1,786	172	–	328	–	340	2,626	2,822
Hong Kong	1,517	81	207	–	–	22	1,827	1,761
Malaysia	1,072	–	1	–	288	61	1,423	1,486
Japan	252	52	60	327	–	39	730	1,754
Taiwan	914	43	153	36	–	27	1,173	1,273
Others(2)	1,004	437	2	–	–	17	1,460	2,156
Total	$14,287	$3,166	$1,167	$1,148	$3,338	$598	$23,705	$26,332
Latin America
Chile	$2,797	$748	$–	$12	$2,794	$36	$6,388	$6,126
Mexico	2,555	595	–	172	2,986	66	6,374	5,254
Brazil	2,852	2,169	61	240	145	583	6,050	5,384
Peru	2,397	186	19	76	3,418	15	6,112	5,280
Colombia	674	253	–	5	1,532	11	2,476	2,606
Others(3)	153	16	–	–	498	–	667	667
Total	$11,428	$3,966	$80	$506	$11,374	$712	$28,066	$25,316
Caribbean and Central America
Panama	$3,392	$213	$39	$–	$–	$3	$3,647	$2,653
Costa Rica	1,255	89	–	–	866	3	2,213	1,877
El Salvador	542	71	–	–	597	–	1,209	1,016
Dominican Republic	859	33	–	–	–	–	892	1,014
Jamaica	69	8	–	–	669	–	747	501
Others(4)	1,676	56	6	69	459	–	2,267	1,999
Total	$7,793	$469	$45	$69	$2,591	$6	$10,974	$9,060
As at October 31, 2015	$33,509	$7,602	$1,292	$1,723	$17,304	$1,316	$62,745
As at October 31, 2014	$28,601	$12,431	$972	$2,249	$15,305	$1,151	$60,708

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, Macau, Singapore, Vietnam and Turkey.
(3)	Includes Venezuela and Uruguay
(4)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T66 Loans and acceptances by type of borrower

	2015

As at October 31 ($ billions)	Balance	% of total	2014	2013
Residential mortgages	$217.5	46.0%	$212.6	$209.9
Personal loans and credit cards	91.5	19.3	84.2	76.0
Personal	$309.0	65.3%	$296.8	$285.9
Financial services
Non-bank	$14.3	3.0%	$13.4	$11.7
Bank(1)	6.7	1.4	8.9	12.1
Wholesale and retail	21.5	4.6	16.6	14.1
Real estate and construction	19.5	4.1	15.5	14.2
Oil and gas	16.5	3.5	12.8	10.4
Transportation	9.1	1.9	8.1	7.8
Automotive	10.4	2.2	8.1	7.4
Agriculture	8.1	1.7	7.1	6.1
Hospitality and leisure	3.6	0.8	3.6	3.4
Mining and primary metals	7.3	1.5	6.0	4.7
Utilities	5.8	1.2	5.9	4.4
Health care	5.0	1.0	3.5	3.6
Technology and media	9.1	1.9	5.4	5.3
Chemical	2.0	0.4	1.4	1.3
Food and beverage	4.9	1.1	3.9	3.1
Forest products	1.7	0.4	1.3	1.5
Other(2)	13.6	2.9	15.3	14.9
Sovereign(3)	5.0	1.1	4.2	4.2
Business and government	$164.1	34.7%	$141.0	$130.2
	$473.1	100.0%	$437.8	$416.1
Total allowance for loan losses	(4.2)		(3.6)	(3.3)
Total loans and acceptances net of allowance for loan losses	$468.9		$434.2	$412.8

(1)	Deposit taking institutions and securities firms.
(2)	Other related to $2.3 in financing products, $1.5 in services and $1.5 in wealth management (2014 – $6.5, $1.3, and $1.2 respectively).
(3)	Includes central banks, regional and local governments, and supra-national agencies.

T67 Off-balance sheet credit instruments

As at October 31 ($ billions)	2015	2014	2013	2012	2011
Commitments to extend credit(1)	$166.4	$137.3	$118.8	$109.9	$104.7
Standby letters of credit and letters of guarantee	30.9	26.0	24.2	22.1	21.1
Securities lending, securities purchase commitments and other	42.8	38.9	28.3	16.2	14.2
Total	$240.1	$202.2	$171.3	$148.2	$140.0

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T68 Changes in net impaired loans(1)(2)

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Gross impaired loans
Balance at beginning of year	$4,200	$3,701	$3,622	$3,401	$3,714
Net additions(3)
New additions	3,763	3,767	2,863	2,825	2,790
Declassifications	(13)	(32)	(208)	(194)	–
Payments	(1,254)	(1,295)	(1,218)	(1,183)	(1,708)
Sales	(11)	(141)	(9)	(36)	–
	2,485	2,299	1,428	1,412	1,082
Write-offs
Residential mortgages	(109)	(69)	(91)	(66)	(130)
Personal loans	(1,310)	(1,027)	(728)	(733)	(374)
Credit cards	(490)	(463)	(449)	(299)	(628)
Business and government	(319)	(338)	(201)	(200)	(192)
	(2,228)	(1,897)	(1,469)	(1,298)	(1,324)
Foreign exchange and other	201	97	120	107	(71)
Balance at end of year	$4,658	$4,200	$3,701	$3,622	$3,401

Allowance for credit losses on impaired loans
Balance at beginning of year	$2,198	$1,893	$1,617	$1,406	$1,385
Provision for credit losses	1,916	1,668	1,272	1,135	1,098
Write-offs	(2,228)	(1,897)	(1,469)	(1,298)	(1,324)
Recoveries
Residential mortgages	35	68	40	30	33
Personal loans	260	224	179	185	71
Credit cards	82	107	113	76	152
Business and government	52	93	111	80	61
	429	492	443	371	317
Foreign exchange and other	258	42	30	3	(70)
Balance at end of year	$2,573	$2,198	$1,893	$1,617	$1,406

Net impaired loans
Balance at beginning of year	$2,002	$1,808	$2,005	$1,995	$2,329
Net change in gross impaired loans	458	499	79	221	(313)
Net change in allowance for credit losses on impaired loans	(375)	(305)	(276)	(211)	(21)
Balance at end of year	$2,085	$2,002	$1,808	$2,005	$1,995

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	2011 information has been presented in aggregate for declassification, payments and sales in “payments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T69 Provision for credit losses

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Gross provisions	$2,435	$2,312	$1,829	$1,637	$1,653
Reversals	(68)	(99)	(98)	(110)	(168)
Recoveries	(485)	(510)	(443)	(375)	(349)
Net provisions for credit losses on impaired loans	1,882	1,703	1,288	1,152	1,136
Collective provision (reversals) on performing loans	60	–	–	100	(60)
Total net provisions for credit losses	$1,942	$1,703	$1,288	$1,252	$1,076

T70 Provision for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2015	2014	2013	2012
Residential mortgages	$118	$–	$117	$112
Personal loans and credit cards	1,526	1,414	1,004	875
Personal	$1,644	$1,414	$1,121	$987
Financial services
Non-bank	(1)	5	–	–
Bank	(1)	–	–	1
Wholesale and retail	62	58	36	30
Real estate and construction	30	61	43	25
Oil and gas	48	3	18	4
Transportation	23	12	(11)	5
Automotive	9	1	–	2
Agriculture	12	7	4	17
Hospitality and leisure	1	44	9	10
Mining and primary metals	11	12	–	(1)
Utilities	–	24	10	2
Health care	9	15	5	13
Technology and media	4	32	6	7
Chemical	4	–	–	–
Food and beverage	16	9	2	(1)
Forest products	4	–	–	7
Other	6	6	42	41
Sovereign	1	–	3	3
Business and government	$238	$289	$167	$165
Total provisions against impaired loans	$1,882	$1,703	$1,288	$1,152

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T71 Impaired loans by type of borrower

	2015(1)			2014(1)(2)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,668	$529	$1,139	$1,491	$359	$1,132
Personal loans and credit cards	1,332	1,327	5	1,254	1,225	29
Personal	$3,000	$1,856	$1,144	$2,745	$1,584	$1,161
Financial services
Non-bank	21	9	12	15	5	10
Bank	–	–	–	1	1	–
Wholesale and retail	260	174	86	194	127	67
Real estate and construction	266	120	146	270	91	179
Oil and gas	165	61	104	44	51	(7)
Transportation	152	43	109	88	24	64
Automotive	35	12	23	14	4	10
Agriculture	95	39	56	82	41	41
Hospitality and leisure	60	8	52	168	80	88
Mining and primary metals	27	17	10	62	22	40
Utilities	274	30	244	265	20	245
Health care	46	30	16	51	26	25
Technology and media	18	14	4	16	9	7
Chemical	23	23	–	2	–	2
Food and beverage	64	37	27	54	18	36
Forest products	19	5	14	4	3	1
Other	123	91	32	113	88	25
Sovereign	10	4	6	12	4	8
Business and government	$1,658	$717	$941	$1,455	$614	$841
Total	$4,658	$2,573	$2,085	$4,200	$2,198	$2,002

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

T72 Total credit risk exposures by geography(1)(2)

	2015					2014

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$73,408	$30,861	$40,766	$290,918	$435,953	$405,718
U.S.	89,288	25,930	38,067	–	153,285	116,969
Mexico	13,355	713	1,503	8,237	23,808	20,775
Peru	16,106	1,228	3,236	6,437	27,007	21,391
Chile	9,312	390	1,433	8,642	19,777	16,940
Colombia	5,245	86	480	4,088	9,899	10,507
Other International
Europe	19,128	6,306	14,614	–	40,048	29,271
Caribbean and Central America	18,950	2,137	1,838	16,906	39,831	34,567
Latin America (other)	7,339	672	514	437	8,962	7,111
Other	28,811	4,111	3,130	–	36,052	37,270
Total	$280,942	$72,434	$105,581	$335,665	$794,622	$700,519
As at October 31, 2014	$232,611	$59,388	$85,909	$322,611	$700,519

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T73 AIRB credit risk exposures by maturity(1)(2)

As at October 31 ($ millions)	2015				2014

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$133,066	$20,754	$59,780	$213,600	$179,376
One to 5 years	84,140	44,865	34,956	163,961	128,307
Over 5 years	8,409	1,779	7,749	17,937	14,709
Total non-retail	$225,615	$67,398	$102,485	$395,498	$322,392
Retail
Less than 1 year	$32,025	$13,343	$–	$45,368	$48,916
One to 5 years	160,660	–	–	160,660	154,437
Over 5 years	20,682	–	–	20,682	20,138
Revolving credits(4)	36,850	17,705	–	54,555	52,388
Total retail	$250,217	$31,048	$–	$281,265	$275,879
Total	$475,832	$98,446	$102,485	$676,763	$598,271
As at October 31, 2014	$430,397	$84,703	$83,171	$598,271

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T74 Total credit risk exposures and risk-weighted assets

	2015						2014

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)
Non-retail
Corporate
Drawn	$110,558	$67,579	$46,956	$45,257	$157,514	$112,836	$130,621	$90,240
Undrawn	53,939	24,130	4,976	4,905	58,915	29,035	47,082	22,314
Other(4)	37,531	12,605	2,894	2,871	40,425	15,476	31,678	11,496
	202,028	104,314	54,826	53,033	256,854	157,347	209,381	124,050
Bank
Drawn	24,298	6,362	2,867	1,982	27,165	8,344	25,883	7,500
Undrawn	11,330	3,689	56	37	11,386	3,726	10,954	3,356
Other(4)	14,748	3,136	158	117	14,906	3,253	8,195	1,486
	50,376	13,187	3,081	2,136	53,457	15,323	45,032	12,342
Sovereign
Drawn	90,759	3,398	5,504	805	96,263	4,203	76,107	4,858
Undrawn	2,129	354	4	1	2,133	355	1,352	140
Other(4)	1,016	36	–	–	1,016	36	805	33
	93,904	3,788	5,508	806	99,412	4,594	78,264	5,031
Total Non-retail
Drawn	225,615	77,339	55,327	48,044	280,942	125,383	232,611	102,598
Undrawn	67,398	28,173	5,036	4,943	72,434	33,116	59,388	25,810
Other(4)	53,295	15,777	3,052	2,988	56,347	18,765	40,678	13,015
	$346,308	$121,289	$63,415	$55,975	$409,723	$177,264	$332,677	$141,423
Retail(5)
Retail residential mortgages
Drawn	$187,656	$11,509	$27,934	$13,458	$215,590	$24,967	$211,341	$19,766
	187,656	11,509	27,934	13,458	215,590	24,967	211,341	19,766
Secured lines of credit
Drawn	18,804	4,197	–	–	18,804	4,197	19,115	4,487
Undrawn	12,631	1,133	–	–	12,631	1,133	12,209	1,282
	31,435	5,330	–	–	31,435	5,330	31,324	5,769
Qualifying retail revolving exposures (QRRE)
Drawn	16,910	10,031	–	–	16,910	10,031	16,011	9,356
Undrawn	17,705	2,241	–	–	17,705	2,241	16,196	2,105
	34,615	12,272	–	–	34,615	12,272	32,207	11,461
Other retail
Drawn	26,847	12,701	26,466	19,301	53,313	32,002	47,080	28,848
Undrawn	712	178	–	–	712	178	659	161
	27,559	12,879	26,466	19,301	54,025	32,180	47,739	29,009
Total retail
Drawn	250,217	38,438	54,400	32,759	304,617	71,197	293,547	62,457
Undrawn	31,048	3,552	–	–	31,048	3,552	29,064	3,548
	$281,265	$41,990	$54,400	$32,759	$335,665	$74,749	$322,611	$66,005
Securitization exposures	20,956	2,713	44	46	21,000	2,759	19,982	4,621
Trading derivatives	28,234	8,232	–	–	28,234	8,232	25,249	8,041
CVA derivatives	–	–	–	7,183	–	7,183	–	5,632
Subtotal	$676,763	$174,224	$117,859	$95,963	$794,622	$270,187	$700,519	$225,722
Equities	2,985	2,985	–	–	2,985	2,985	4,269	4,269
Other assets	–	–	50,873	24,265	50,873	24,265	52,288	23,065
Total credit risk, before scaling factor	$679,748	$177,209	$168,732	$120,228	$848,480	$297,437	$757,076	$253,056
Add-on for 6% scaling factor(6)	–	10,597	–	–	–	10,597	–	8,831
Total credit risk	$679,748	$187,806	$168,732	$120,228	$848,480	$308,034	$757,076	$261,887

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	As at October 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71, and 0.77 for the CET1, Tier 1 and Total capital ratios, respectively (scalars of 0.57, 0.65, and 0.77 in 2014).
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	During the year ended October 31, 2015, the Bank implemented new retail probability of default and loss given default models for mortgages and term loans.
(6)	Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T75 Volume/rate analysis of change in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2015 versus 2014			Increase (decrease) due to change in: 2014 versus 2013
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$1,304	$(558)	$746	$1,246	$(719)	$527
Total interest-bearing liabilities	428	(466)	(38)	381	(811)	(430)
Change in net interest income	$876	$(92)	$784	$865	$92	$957
Assets

Deposits with banks	$48	$(19)	$29	$23	$(39)	$(16)
Trading assets	(2)	52	50	10	(5)	5
Securities purchased under resale agreements	17	(34)	(17)	27	(38)	(11)
Investment securities	46	(95)	(49)	21	(121)	(100)
Loans:
Residential mortgages	127	(195)	(68)	156	33	189
Personal loans and credit cards	597	(77)	520	583	(72)	511
Business and government	471	(190)	281	426	(477)	(51)
Total loans	1,195	(462)	733	1,165	(516)	649
Total earning assets	$1,304	$(558)	$746	$1,246	$(719)	$527

Liabilities

Deposits:
Personal	$125	$(261)	$(136)	$85	$(267)	$(182)
Business and government	290	(393)	(103)	289	(346)	(57)
Banks	(8)	28	20	18	32	50
Total deposits	407	(626)	(219)	392	(581)	(189)
Obligations related to securities sold under repurchase agreements	11	(53)	(42)	36	(46)	(10)
Subordinated debentures	11	(28)	(17)	(106)	(29)	(135)
Other interest-bearing liabilities	(1)	241	240	59	(155)	(96)
Total interest-bearing liabilities	$428	$(466)	$(38)	$381	$(811)	$(430)

(1)	Refer to non-GAAP measures on page 13. Totals may not add due to rounding.

T76 Provision for income taxes

For the fiscal years ($ millions)	2015	2014	2013(1)	2015 versus 2014
Income taxes
Provision for income taxes	$1,853	$2,002	$1,737	(7)%

Other taxes
Payroll taxes	329	312	277	6
Business and capital taxes	361	314	274	15
Harmonized sales tax and other	310	295	268	5
Total other taxes	1,000	921	819	9
Total income and other taxes(2)	$2,853	$2,923	$2,556	(2)%
Net income before income taxes	$9,066	$9,300	$8,347	(3)%
Effective income tax rate (%)	20.4	21.5	20.8	(1.1)
Total tax rate (%)(3)	28.3	28.6	27.9	(0.3)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Comprising $1,849 of Canadian taxes (2014 – $1,679; 2013 – $1,403) and $1,004 of foreign taxes (2014 – $1,244; 2013 – $1,153).
(3)	Total income and other taxes as a percentage of net income before income and other taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T77 Assets under administration and management

($ billions)	2015	2014	2013	2012
Assets under administration
Personal
Retail brokerage	$155.9	$148.8	$132.9	$117.6
Investment management and trust	100.2	95.1	85.2	79.9
	256.1	243.9	218.1	197.5
Mutual funds	130.7	122.5	106.8	82.2
Institutional	67.1	61.1	52.9	48.3
Total	$453.9	$427.5	$377.8	$328.0

Assets under management
Personal	$43.0	$35.7	$29.7	$24.3
Mutual funds	117.7	110.6	96.5	73.8
Institutional	18.3	18.5	19.3	16.6
Total	$179.0	$164.8	$145.5	$114.7

T78 Assets under administration and management

As at October 31 ($ billions)	2015	2014	2013
Assets under administration
Balance at beginning of year	$427.5	$377.8	$328.0
Net inflows (outflows)(1)	14.3	22.0	32.6
Impact of market changes, including foreign currency translation	12.1	27.7	17.2
Balance at end of year	$453.9	$427.5	$377.8

(1)	Includes impact of business acquisitions/dispositions of nil (2014 – $(0.9); 2013 – $15.5).

As at October 31 ($ billions)	2015	2014	2013
Assets under management
Balance at beginning of year	$164.8	$145.5	$114.7
Net inflows (outflows)(1)	8.2	6.5	20.9
Impact of market changes, including foreign currency translation	6.0	12.8	9.9
Balance at end of year	$179.0	$164.8	$145.5

(1)	Includes impact of business acquisitions/dispositions of nil (2014 – $(0.9) billion; 2013 – $15.7).

T79 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2015	2014	2013	2012
Audit services	$25.5	$24.6	$24.4	$20.7
Audit-related services	0.9	0.6	1.2	0.5
Tax services outside of the audit scope	–	–	0.1	0.1
Other non-audit services	0.4	0.7	0.4	0.5
Total	$26.8	$25.9	$26.1	$21.8

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T80 Selected quarterly information

	2015				2014

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	3,371	3,354	3,198	3,169	3,099	3,150	3,051	3,005
Net interest income (TEB(1))	3,373	3,357	3,202	3,174	3,105	3,155	3,054	3,008
Non-interest income	2,754	2,770	2,739	2,694	2,648	3,337	2,674	2,640
Non-interest income (TEB(1))	2,825	2,875	2,852	2,781	2,743	3,421	2,755	2,717
Total revenue	6,125	6,124	5,937	5,863	5,747	6,487	5,725	5,645
Total revenue (TEB(1))	6,198	6,232	6,054	5,955	5,848	6,576	5,809	5,725
Provision for credit losses	551	480	448	463	574	398	375	356
Non-interest expenses	3,286	3,334	3,224	3,197	3,361	3,140	2,995	3,105
Provision for income taxes	445	463	468	477	374	598	555	475
Provision for income taxes (TEB(1))	518	571	585	569	475	687	639	555
Net income	1,843	1,847	1,797	1,726	1,438	2,351	1,800	1,709
Net income attributable to common shareholders	1,754	1,767	1,727	1,649	1,343	2,267	1,699	1,607
Operating performance
Basic earnings per share ($)	1.46	1.46	1.43	1.36	1.10	1.86	1.40	1.33
Diluted earnings per share ($)	1.45	1.45	1.42	1.35	1.10	1.85	1.39	1.32
Adjusted diluted earnings per share ($)(1)	1.46	1.47	1.43	1.36	1.11	1.86	1.40	1.34
Return on equity (%)(1)	14.2	14.7	15.1	14.2	11.9	20.6	16.3	15.4
Productivity ratio (%)(TEB(1))	53.0	53.5	53.3	53.7	57.5	47.8	51.6	54.2
Core banking margin (%)(TEB(1))	2.35	2.40	2.41	2.41	2.39	2.41	2.42	2.35
Financial position information ($ billions)
Cash and deposits with financial institutions	73.9	82.8	60.7	65.9	56.7	50.0	59.8	55.3
Trading assets	99.1	103.7	113.1	109.6	113.2	120.4	117.7	113.0
Loans	458.6	451.0	436.0	439.9	424.3	418.9	418.9	414.8
Total assets	856.5	863.1	837.2	851.9	805.7	791.5	791.8	782.8
Deposits	600.9	602.8	575.3	584.6	554.0	545.1	551.5	539.4
Common equity	49.1	48.7	46.7	46.9	45.0	44.2	43.0	42.4
Preferred shares	2.9	2.9	2.9	2.9	2.9	2.9	3.2	3.8
Assets under administration(1)	453.9	459.8	445.8	440.8	427.5	421.9	419.0	393.1
Assets under management(1)	179.0	182.9	176.8	173.8	164.8	164.8	158.8	153.3
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.4	10.6	10.3	10.8	10.9	9.8	9.4
Tier 1 capital ratio (%)	11.5	11.6	11.9	11.5	12.2	12.3	11.3	11.2
Total capital ratio (%)	13.4	13.5	13.9	13.2	13.9	14.1	13.3	13.5
Leverage ratio (%)(2)	4.2	4.1	4.1	4.1	N/A	N/A	N/A	N/A
CET1 risk-weighted assets ($ billions)(3)	358.0	348.0	328.7	335.2	312.5	307.8	300.2	302.1
Liquidity coverage ratio (LCR)(%)(4)	124	127	123	N/A	N/A	N/A	N/A	N/A
Credit quality
Net impaired loans ($ millions)(5)	2,085	2,096	2,172	2,266	2,002	1,877	1,941	1,833
Allowance for credit losses ($ millions)	4,197	4,125	3,694	3,788	3,641	3,406	3,364	3,361
Net impaired loans as a % of loans and acceptances(5)	0.44	0.45	0.48	0.50	0.46	0.43	0.45	0.43
Provision for credit losses as a % of average net loans and acceptances (annualized)	0.47	0.42	0.41	0.42	0.53	0.37	0.36	0.34
Common share information
Share price ($) (TSX)
High	64.15	67.29	67.73	71.18	74.39	74.93	66.72	66.75
Low	52.58	60.52	61.30	60.75	64.05	66.18	59.92	60.56
Close	61.49	64.19	66.53	61.06	69.02	74.01	66.60	61.10
Shares outstanding (millions)
Average – Basic	1,205	1,210	1,210	1,215	1,217	1,217	1,215	1,209
Average – Diluted	1,227	1,231	1,231	1,220	1,223	1,225	1,222	1,217
End of period	1,203	1,208	1,210	1,210	1,217	1,217	1,217	1,215
Dividends per share ($)	0.70	0.68	0.68	0.66	0.66	0.64	0.64	0.62
Dividend yield (%)(6)	4.8	4.3	4.2	4.0	3.8	3.6	4.0	3.9
Market capitalization ($ billions) (TSX)	74.0	77.5	80.5	73.9	84.0	90.1	81.0	74.2
Book value per common share ($)	40.80	40.30	38.61	38.75	36.96	36.34	35.33	34.87
Market value to book value multiple	1.5	1.6	1.7	1.6	1.9	2.0	1.9	1.8
Price to earnings multiple (trailing 4 quarters)	10.8	12.0	11.6	10.7	12.1	12.6	12.3	11.7

(1)	Refer to page 13 for a discussion of non-GAAP measures.
(2)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline.
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier1 and Total capital ratios, respectively in 2015.
(4)	LCR is based on OSFI’s guideline, Liquidity Adequacy Requirement (LAR), effective commencing 2015.
(5)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T81 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2015	2014	2013(1)	2012(1)	2011
Assets
Cash and deposits with financial institutions	$73,927	$56,730	$53,338	$47,337	$38,723
Precious metals	10,550	7,286	8,880	12,387	9,249
Trading assets
Securities	78,380	95,363	84,196	74,639	62,192
Loans	18,341	14,508	11,225	12,857	13,607
Other	2,419	3,377	1,068	100	–
	99,140	113,248	96,489	87,596	75,799
Financial instruments designated at fair value through profit or loss	320	111	106	197	375
Securities purchased under resale agreements and securities borrowed	87,312	93,866	82,533	66,189	47,181
Derivative financial instruments	41,003	33,439	24,503	30,338	37,322
Investment securities	43,216	38,662	34,319	33,376	30,176
Loans
Residential mortgages	217,498	212,648	209,865	175,630	161,685
Personal and credit cards	91,477	84,204	76,008	68,277	63,317
Business and government	153,850	131,098	119,615	111,648	96,743
	462,825	427,950	405,488	355,555	321,745
Allowance for credit losses	4,197	3,641	3,273	2,977	2,689
	458,628	424,309	402,215	352,578	319,056
Other
Customers’ liability under acceptances	10,296	9,876	10,556	8,932	8,172
Property and equipment	2,286	2,272	2,214	2,218	2,504
Investments in associates	4,033	3,461	5,326	4,791	4,434
Goodwill and other intangible assets	11,449	10,884	10,704	8,692	7,639
Deferred tax assets	2,034	1,763	1,938	2,273	2,214
Other assets	12,303	9,759	10,523	11,321	11,579
	42,401	38,015	41,261	38,227	36,542
	$856,497	$805,666	$743,644	$668,225	$594,423
Liabilities
Deposits
Personal	$190,044	$175,163	$171,048	$138,051	$133,025
Business and government(2)	375,144	342,367	313,820	293,460	262,833
Financial institutions	35,731	36,487	33,019	34,178	25,376
	600,919	554,017	517,887	465,689	421,234
Financial instruments designated at fair value through profit or loss(2)	1,486	465	174	157	101
Other
Acceptances	10,296	9,876	10,556	8,932	8,172
Obligations related to securities sold short	20,212	27,050	24,977	18,622	15,450
Derivative financial instruments	45,270	36,438	29,267	35,323	40,236
Obligations related to securities sold under repurchase agreements and securities lent	77,015	88,953	77,508	56,968	38,216
Subordinated debentures	6,182	4,871	5,841	10,143	6,923
Capital instruments	–	–	–	–	2,003
Other liabilities	41,638	34,785	32,047	32,726	29,848
	200,613	201,973	180,196	162,714	140,848
	803,018	756,455	698,257	628,560	562,183
Equity
Common equity
Common shares	15,141	15,231	14,516	13,139	8,336
Retained earnings	31,316	28,609	25,068	21,775	18,421
Accumulated other comprehensive income (loss)	2,455	949	388	(745)	(497)
Other reserves	173	176	193	166	96
Total common equity	49,085	44,965	40,165	34,335	26,356
Preferred shares	2,934	2,934	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	52,019	47,899	44,249	38,719	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,460	1,312	1,138	946	626
Capital instrument equity holders	–	–	–	–	874
Total equity	53,479	49,211	45,387	39,665	32,240
	$856,497	$805,666	$743,644	$668,225	$594,423

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Certain prior period amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T82 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2015	2014(1)	2013(1)(2)	2012(1)(2)	2011(1)
Revenue
Interest income
Loans	$18,912	$18,176	$17,359	$15,606	$14,373
Securities	922	921	1,000	1,045	986
Securities purchased under resale agreements and securities borrowed	161	180	190	221	221
Deposits with financial institutions	292	263	279	287	275
	20,287	19,540	18,828	17,159	15,855
Interest expense
Deposits	6,070	6,173	6,397	6,117	5,589
Subordinated debentures	187	204	339	381	369
Capital instruments	–	–	–	–	138
Other	938	858	742	691	745
	7,195	7,235	7,478	7,189	6,841
Net interest income	13,092	12,305	11,350	9,970	9,014
Non-interest income	10,957	11,299	9,949	9,676	8,296
Total revenue	24,049	23,604	21,299	19,646	17,310
Provision for credit losses	1,942	1,703	1,288	1,252	1,076
Non-interest expenses	13,041	12,601	11,664	10,436	9,481
Income before taxes	9,066	9,300	8,347	7,958	6,753
Income tax expense	1,853	2,002	1,737	1,568	1,423
Net income	$7,213	$7,298	$6,610	$6,390	$5,330
Net income attributable to non-controlling interests	$199	$227	$231	$196	$149
Non-controlling interests in subsidiaries	199	227	231	196	91
Capital instrument equity holders	–	–	–	–	58
Net income attributable to equity holders of the Bank	$7,014	$7,071	$6,379	$6,194	$5,181
Preferred shareholders	117	155	217	220	216
Common shareholders	$6,897	$6,916	$6,162	$5,974	$4,965
Earnings per common share (in dollars)
Basic	$5.70	$5.69	$5.15	$5.27	$4.63
Diluted	$5.67	$5.66	$5.11	$5.18	$4.53

(1)	Certain prior period amounts have been restated to conform to the current period presentation.
(2)	Certain amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T81A Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009	2008	2007	2006	2005
Assets
Cash resources	$46,027	$43,278	$37,318	$29,195	$23,376	$20,505
Securities
Trading	64,684	58,067	48,292	59,685	62,490	50,007
Available-for-sale	47,228	55,699	38,823	28,426	–	–
Investment	–	–	–	–	32,870	23,285
Equity accounted investments	4,651	3,528	920	724	142	167
	116,563	117,294	88,035	88,835	95,502	73,459
Securities purchased under resale agreements	27,920	17,773	19,451	22,542	25,705	20,578
Loans
Residential mortgages	120,482	101,604	115,084	102,154	89,590	75,520
Personal and credit cards	62,548	61,048	50,719	41,734	39,058	34,695
Business and government	103,981	106,520	125,503	85,500	76,733	62,681
	287,011	269,172	291,306	229,388	205,381	172,896
Allowance for credit losses	2,787	2,870	2,626	2,241	2,607	2,469
	284,224	266,302	288,680	227,147	202,774	170,427
Other
Customers’ liability under acceptances	7,616	9,583	11,969	11,538	9,555	7,576
Derivative instruments	26,852	25,992	44,810	21,960	12,098	12,867
Land, buildings and equipment	2,450	2,372	2,449	2,061	2,103	1,836
Other assets	15,005	13,922	14,913	8,232	7,893	6,777
	51,923	51,869	74,141	43,791	31,649	29,056
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762	$118,919	$100,823	$93,450	$83,953
Business and government	210,687	203,594	200,566	161,229	141,072	109,389
Banks	22,113	23,063	27,095	26,406	29,392	24,103
	361,650	350,419	346,580	288,458	263,914	217,445
Other
Acceptances	7,616	9,583	11,969	11,538	9,555	7,576
Obligations related to securities sold under repurchase agreements	40,286	36,568	36,506	28,137	33,470	26,032
Obligations related to securities sold short	21,519	14,688	11,700	16,039	13,396	11,250
Derivative instruments	31,990	28,806	42,811	24,689	12,869	13,004
Other liabilities	28,947	24,682	31,063	21,138	24,799	18,983
	130,358	114,327	134,049	101,541	94,089	76,845

Subordinated debentures	5,939	5,944	4,352	1,710	2,271	2,597
Capital instrument liabilities	500	500	500	500	750	750
Shareholders’ equity
Preferred shares	3,975	3,710	2,860	1,635	600	600
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946	3,829	3,566	3,425	3,317
Retained earnings	21,932	19,916	18,549	17,460	15,843	14,126
Accumulated other comprehensive income (loss)	(4,051)	(3,800)	(3,596)	(3,857)	(2,321)	(1,961)
Total common shareholders’ equity	23,656	21,062	18,782	17,169	16,947	15,482
Total equity attributable to equity holders of the Bank	27,631	24,772	21,642	18,804	17,547	16,082
Non-controlling interests	579	554	502	497	435	306
Total shareholders’ equity	28,210	25,326	22,144	19,301	17,982	16,388
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T82A Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009	2008	2007	2006	2005
Interest income
Loans	$12,171	$13,973	$15,832	$13,985	$11,575	$9,236
Securities	4,227	4,090	4,615	4,680	4,124	3,104
Securities purchased under resale agreements	201	390	786	1,258	1,102	817
Deposits with banks	292	482	1,083	1,112	881	646
	16,891	18,935	22,316	21,035	17,682	13,803
Interest expense
Deposits	6,768	8,339	12,131	10,850	8,589	5,755
Subordinated debentures	289	285	166	116	130	134
Capital instrument liabilities	37	37	37	53	53	53
Other	1,176	1,946	2,408	2,918	2,502	1,990
	8,270	10,607	14,742	13,937	11,274	7,932
Net interest income	8,621	8,328	7,574	7,098	6,408	5,871
Provision for credit losses	1,239	1,744	630	270	216	230
Net interest income after provision for credit losses	7,382	6,584	6,944	6,828	6,192	5,641
Other income	6,884	6,129	4,302	5,392	4,800	4,529
Net interest and other income	14,266	12,713	11,246	12,220	10,992	10,170
Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109	3,983	3,768	3,488
Other	3,535	3,575	3,187	3,011	2,675	2,555
	8,182	7,919	7,296	6,994	6,443	6,043
Income before income taxes	6,084	4,794	3,950	5,226	4,549	4,127
Provision for income taxes	1,745	1,133	691	1,063	872	847
Net income	$4,339	$3,661	$3,259	$4,163	$3,677	$3,280
Net income attributable to non-controlling interests	$100	$114	$119	$118	$98	$71
Net income attributable to equity holders of the Bank	4,239	3,547	3,140	4,045	3,579	3,209
Preferred shareholders	201	186	107	51	30	25
Common shareholders	$4,038	$3,361	$3,033	$3,994	$3,549	$3,184
Average number of common shares outstanding (millions)
Basic	1,032	1,013	987	989	988	998
Diluted	1,034	1,016	993	997	1,001	1,012
Earnings per common share (in dollars)(1)
Basic	$3.91	$3.32	$3.07	$4.04	$3.59	$3.19
Diluted	$3.91	$3.31	$3.05	$4.01	$3.55	$3.15
Dividends per common share (in dollars)	$1.96	$1.96	$1.92	$1.74	$1.50	$1.32

(1)	The calculation of earnings per share is based on full dollar and share amounts.

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T83 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2015		2014	2013(1)	2012(1)	2011
Common shares
Balance at beginning of year	$15,231		$14,516	$13,139	$8,336	$5,750
Issued	104		771	1,377	4,803	2,586
Purchased for cancellation	(194)		(56)	–	–	–
Balance at end of year	$15,141		$15,231	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year	28,609		25,315	21,978	18,421	21,932
IFRS adjustment	–		(247)	(203)	(144)	(6,248)
Restated balances	28,609		25,068	21,775	18,277	15,684
Net income attributable to common shareholders of the Bank(4)	6,897		6,916	6,162	5,974	4,965
Dividends: Preferred(5)	–		–	–	–	–
Common	(3,289)		(3,110)	(2,858)	(2,493)	(2,200)
Purchase of shares for cancellation and premium on redemption	(761)		(264)	–	–	–
Other	(140	)(6)	(1)	(11)	17	(28)
Balance at end of year	$31,316		$28,609	$25,068	$21,775	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year	949		545	(31)	(497)	(4,051)
IFRS adjustment	–		(157)	(714)	32	4,320
Restated balances	949		388	(745)	(465)	269
Cumulative effect of adopting new accounting policies	(5	)(7)	–	–	–	–
Other comprehensive income (loss)	1,511		561	1,133	(280)	(766)
Balance at end of year	$2,455		$949	$388	$(745)	$(497)
Other reserves(9)
Balance at beginning of year	176		193	166	96	25
Share-based payments	14		30	36	38	46
Other	(17)		(47)	(9)	32	25
Balance at end of year	$173		$176	$193	$166	$96
Total common equity	$49,085		$44,965	$40,165	$34,335	$26,356
Preferred shares
Balance at beginning of year	2,934		4,084	4,384	4,384	3,975
Net income attributable to preferred shareholders of the Bank(4)	117		155	217	220	216
Preferred dividends(5)	(117)		(155)	(217)	(220)	(216)
Issued	–		–	–	–	409
Redeemed	–		(1,150)	(300)	–	–
Balance at end of year	$2,934		$2,934	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year	1,312		1,155	1,743	1,500	579
IFRS adjustment	–		(17)	(797)	(891)	936
Restated balances	1,312		1,138	946	609	1,515
Net income attributable to non-controlling interests	199		227	231	196	149
Distributions to non-controlling interests	(86)		(76)	(80)	(44)	(181)
Effect of foreign exchange and others	35		23	41	185	17
Balance at end of year	$1,460		$1,312	$1,138	$946	$1,500
Total equity at end of year	$53,479		$49,211	$45,387	$39,665	$32,240

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(3)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(4)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(5)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(6)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(7)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(8)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(9)	Under CGAAP, amounts represent Contributed Surplus.

T84 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2015	2014	2013(1)	2012(1)	2011
Net income	$7,213	$7,298	$6,610	$6,390	$5,330
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	1,855	889	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	(480)	(38)	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	55	(6)	93	116	105
Other comprehensive income from investments in associates	(9)	60	20	25	–
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	(1)	(320)	563	(747)	–
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2)	15	N/A	N/A	N/A	N/A
Other comprehensive income from investments in associates	1	(2)	–	–	–
Other comprehensive income (loss)	1,436	583	1,132	(306)	(761)
Comprehensive income	$8,649	$7,881	$7,742	$6,084	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$8,408	$7,477	$7,298	$5,694	$4,199
Preferred shareholders of the Bank	117	155	217	220	216
Non-controlling interests in subsidiaries	124	249	227	170	96
Capital instrument equity holders	–	–	–	–	58
	$8,649	$7,881	$7,742	$6,084	$4,569

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 .
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005

$4,946	$3,829	$3,566	$3,425		$3,316		$3,228
804	1,117	266	184		135		172
–	–	(3)	(43)		(26)		(84)
$5,750	$4,946	$3,829	$3,566		$3,425		$3,316

19,916	18,549	17,460	15,843		14,126		13,239
–	–	–	–		–		–
–	–	–	(61	)(2)	(25	)(3)	–
4,239	3,547	3,140	4,045		3,579		3,209
(201)	(186)	(107)	(51)		(30)		(25)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)
–	–	(37)	(586)		(324)		(973)
1	(4)	(11)	(10)		–		(7)
$21,932	$19,916	$18,549	$17,460		$15,843		$14,126

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)
–	–	–	–		–		–
–	–	–	–		–		–
–	595 (8)	–	683		–		–
(251)	(799)	261	(2,219)		(360)		(178)
$(4,051)	$(3,800)	$(3,596)	$(3,857)		$(2,321)		$(1,961)

–	–	–	–		1		1
25	–	–	–		(1)		–
–	–	–	–		–		–
$25	$–	$–	$–		$–		$1
$23,656	$21,062	$18,782	$17,169		$16,947		$15,482

3,710	2,860	1,635	600		600		300
–	–	–	–		–		–
–	–	–	–		–		–
265	850	1,225	1,035		–		300
–	–	–	–		–		–
$3,975	$3,710	$2,860	$1,635		$600		$600

554	502	N/A	N/A		N/A		N/A
–	–	–	–		–		–
–	–	–	–		–		–
100	114	N/A	N/A		N/A		N/A
(35)	(36)	N/A	N/A		N/A		N/A
(40)	(26)	N/A	N/A		N/A		N/A
$579	$554	$502	$497		$435		$306
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388

CGAAP

2010	2009	2008	2007	2006	2005
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280

(591)	(1,736)	2,368	(2,228)	(360)	(178)
278	894	(1,588)	(67)	–	–

62	43	(519)	76	–	–
–	–	–	–	–	–

–	–	–	–	–	–
N/A	N/A	N/A	N/A	N/A	N/A
–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102

$3,787	$2,562	$3,294	$1,775	$3,189	$3,006
201	186	107	51	30	25
100	114	119	118	98	71
–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T85 Other statistics

	IFRS

For the year ended October 31	2015	2014	2013(1)		2012(1)	2011
Operating performance
Basic earnings per share ($)	5.70	5.69	5.15		5.27	4.63
Diluted earnings per share ($)	5.67	5.66	5.11		5.18	4.53
Return on equity (%)(2)	14.6	16.1	16.6		19.9	20.3
Productivity ratio (%)(TEB(2))	53.4	52.6	54.0		52.4	53.9
Return on assets (%)	0.84	0.92	0.88		0.97	0.91
Core banking margin (%)(TEB(2))	2.39	2.39	2.31		2.31	2.32
Net interest margin on total average assets (%)(TEB)(2)	N/A	N/A	N/A		N/A	N/A
Capital measures(3)
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.1		N/A	N/A
Tier 1 capital ratio (%)	11.5	12.2	11.1		13.6	12.2
Total capital ratio (%)	13.4	13.9	13.5		16.7	13.9
Leverage ratio (%)(4)	4.2	N/A	N/A		N/A	N/A
Common share information
Share price ($) – (TSX):
High	71.18	74.93	64.10		57.18	61.28
Low	52.58	59.92	52.30		47.54	49.00
Close	61.49	69.02	63.39		54.25	52.53
Number of shares outstanding (millions)	1,203	1,217	1,209		1,184	1,089
Dividends per share ($)	2.72	2.56	2.39		2.19	2.05
Dividend yield (%)(5)	4.4	3.8	4.1		4.2	3.7
Price to earnings multiple(6)	10.8	12.1	12.3		10.3	11.3
Book value per common share ($)	40.80	36.96	33.23		28.99	24.20
Other information
Average total assets ($ millions)	860,607	795,641	748,901		659,538	586,101
Number of branches and offices	3,177	3,288	3,330		3,123	2,926
Number of employees	89,214	86,932	86,690	(7)	81,497	75,362
Number of automated banking machines	8,191	8,732	8,471		7,341	6,260

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014. Capital measures have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Refer to page 13 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis (refer page 39). Comparative amounts for periods 2012-2007 were determined in accordance with Basel II rules. Amounts prior to 2007 were determined in accordance with Basel I rules and have not been restated.
(4)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline.
(5)	Based on the average of the high and low common share price for the year.
(6)	Based on the closing common share price.
(7)	Restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005

3.91	3.32	3.07	4.04	3.59	3.19
3.91	3.31	3.05	4.01	3.55	3.15
18.3	16.7	16.7	22.0	22.1	20.9
51.8	53.7	59.4	53.7	55.3	56.3
0.84	0.71	0.72	1.03	1.05	1.06
N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00

N/A	N/A	N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3	10.2	11.1
13.8	12.9	11.1	10.5	11.7	13.2
N/A	N/A	N/A	N/A	N/A	N/A

55.76	49.19	54.00	54.73	49.80	44.22
44.12	23.99	35.25	46.70	41.55	36.41
54.67	45.25	40.19	53.48	49.30	42.99
1,043	1,025	992	984	990	990
1.96	1.96	1.92	1.74	1.50	1.32
3.9	5.4	4.3	3.4	3.3	3.3
14.0	13.6	13.1	13.2	13.7	13.5
22.68	20.55	18.94	17.45	17.13	15.64

515,991	513,149	455,539	403,475	350,709	309,374
2,784	2,686	2,672	2,331	2,191	1,959
70,772	67,802	69,049	58,113	54,199	46,631
5,978	5,778	5,609	5,283	4,937	4,449

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2015, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian J. Porter	Sean McGuckin
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

December 1, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2015 and October 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 1, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2015

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